

2020 Notice of Annual Meeting of Stockholders and Proxy Statement



GILEAD
Creating Possible

CREATING A BETTER, HEALTHIER WORLD.

Through research and development, including a wide range of clinical studies, we're creating possible the next generation of life-changing therapeutics. We believe the impossible is not impossible. It simply hasn't been achieved yet.

For more than 30 years, Gilead's research program has achieved advancements that were once thought impossible. As we bring new products into clinical development, our goal remains the same — to discover, develop and commercialize therapeutics that transform care for people around the world.

**Beyond the Science:
Reaching Patients Globally**

Gilead is committed to providing access to people who need our medicines around the world. Our commitment to patients goes beyond the science: We innovate with the goal of eliminating barriers to healthcare. In the United States, we do this through our patient assistance programs and drug donations. Globally, we work in nearly 140 resource-challenged countries, using a variety of approaches to increase disease awareness, engage partners strategically and deliver medicines efficiently.



We have operations in more than

35 countries

worldwide with approximately

12,000 employees

across six continents.

Message from our Chairman and Chief Executive Officer

March 24, 2020

Dear Stockholders:

For more than three decades, Gilead has pursued and achieved breakthroughs once thought impossible in medicine with the goal of creating a healthier world for all people. We helped transform care for people living with HIV, delivered four curative treatments for hepatitis C in less than four years and continued to grow our portfolio of investigational compounds. We continue to be inspired by the opportunity to address unmet medical needs for people living with life-threatening diseases around the world.

These tremendous accomplishments, our promise and potential are the reasons I joined Gilead. As I reflect back on my first year as Chairman and Chief Executive Officer and look forward to our future, I'm excited with the progress we've made and the opportunities that lie ahead.

For Gilead's next chapter, we are focused on building on our strength in antiviral medicine, as well as our growing expertise in immunomodulation. We believe this has enormous potential to impact human health as we expand into new areas, such as inflammatory diseases and oncology. We are committed to continuing to advance scientific innovation and position Gilead to deliver strong results.



Daniel P. O'Day
Chairman and Chief Executive Officer

"For Gilead's next chapter, we are focused on building on our strength in antiviral medicine, as well as our growing expertise in immunomodulation."

Business Advancements

Looking back, 2019 was an impactful year for Gilead. A few areas to highlight include:

- **HIV Franchise**: We achieved sales of $16.4 billion across our HIV franchise in 2019, an increase of 12% from 2018, reaching another all-time high. This continued growth was driven by the demand for Biktarvy® and the increase in the number of individuals taking our products for PrEP.
- **Drug Approvals and Geographic Expansion**: We made notable advancements in securing HIV and HCV drug approvals in key geographies, including approval of Descovy for PrEP® in the United States, approval of Biktarvy and Vosevi® in China and approval of Biktarvy and Epclusa® in Japan. We also had four products (Vemlidy®, Epclusa, Harvoni® and Genvoya®) listed on China's National Reimbursement Drug List effective in January 2020.
- **Galapagos Partnership**: We expanded our partnership with Galapagos with a transformative 10-year global research and development collaboration. This strategic partnership reflects Gilead's intent to grow our innovation network through diverse and creative partnerships and enables us to gain access to an innovative portfolio of compounds.
- **Filgotinib**: We submitted filings for regulatory approval of filgotinib for the treatment of rheumatoid arthritis in the United States (under priority review by the FDA), Europe and Japan.
- **Immuno-Oncology**: Our Kite operating company submitted KTE-X19 for regulatory approval in the U.S. and Europe as a treatment for relapsed or refractory mantle cell lymphoma. If approved, Kite will be the first company with two cell therapies on the market. In addition to cell therapy, we continued to grow our research portfolio across complementary immuno-oncology platforms.

Future Growth

As we look ahead, we believe these three pillars will drive Gilead's continued growth:

- **Durable Core Business**: We are building on our strong base in antivirals and our leadership in HIV. That includes continuing to focus on hepatitis C through branded medicines and authorized generics and growing our cell therapy business. We are also focused on driving growth in new geographies, such as China.
- **Existing Pipeline Opportunities**: Beyond our core business, our pipeline at the end of 2019 included 40 clinical stage programs, four of which have Breakthrough Therapy designation from the FDA. Our transformative collaboration with Galapagos has the potential to double our research footprint and will enable us to build our inflammation portfolio for the future. We have the financial strength to continue to supplement our pipeline through business development. We completed 27 strategic collaborations and equity investments in 2019, and we recently announced an agreement to acquire Forty Seven (subject to customary closing conditions), which we expect to strengthen our immuno-oncology research and development portfolio.
- **Corporate Strategy to Drive Additional Growth**: Our corporate strategy encompasses three key ambitions: to bring 10+ transformative therapies to patients in the next 10 years; to be the biotech employer and partner of choice; and to deliver shareholder value in a sustainable, responsible manner.

Leadership Team

One of my immediate priorities in taking on this role was to work with our Board of Directors to ensure we have an outstanding team of executives to shape Gilead's long-term success. By bringing together a combination of long-tenured leaders and those from other companies, we have strategically created a senior leadership team that provides Gilead with deep expertise and diversity of thought across a range of specialties, geographies and therapeutic areas. The new appointments to the executive bench include Andrew D. Dickinson, Executive Vice President and Chief Financial Officer; Jyoti K. Mehra, Executive Vice President, Human Resources; Johanna Mercier, Chief Commercial Officer; Merdad V. Parsey, M.D., Ph.D., Chief Medical Officer; and Christi L. Shaw, Chief Executive Officer of Kite.

Stockholder Engagement

As a continuation of our robust stockholder engagement program, in 2019, our senior leadership team and our Lead Independent Director were honored to meet several of Gilead's largest stockholders in order to gain critical insights about our company's strategy, governance and compensation practices, ongoing sustainability initiatives and potential risks. Stockholder feedback will always be valuable to our business, and I was pleased to share and review this constructive feedback with our Board of Directors.

On behalf of our entire Board of Directors and approximately 12,000 employees, thank you for your investment in Gilead. We encourage you to read more about our 2019 performance in the Year in Review, which will be available for download at www.gilead.com in early May 2020.

Sincerely,



Daniel P. O'Day
Chairman and Chief Executive Officer

A Word of Appreciation

As John F. Cogan, Ph.D., and Gayle E. Wilson prepare to retire from their roles on Gilead's Board of Directors in May, I'd like to thank them for their tremendous contributions to our organization. I would also like to thank George P. Shultz, Ph.D., whose term as Director Emeritus is ending. Dr. Cogan has served as a Director since 2005, has been our Lead Independent Director since 2013, and currently serves as a member of our Audit Committee and our Scientific Committee. Ms. Wilson joined Gilead's Board in 2001; she currently serves as Chair of the Nominating and Corporate Governance Committee, and as a member of the Scientific Committee. Dr. Shultz was a member of our Board from 1996 to 2005, and has served as Director Emeritus since 2006. Dr. Cogan, Ms. Wilson and Dr. Shultz have each been instrumental in helping to shape Gilead into the company it is today.

GILEAD
Creating Possible

Notice of Annual Meeting of Stockholders


When
Wednesday,
May 6, 2020, 10:00 a.m.
Pacific Daylight Time


Where
Westin San Francisco Airport,
1 Old Bayshore Highway,
Millbrae, California 94030


Record Date
Friday, March 13, 2020

Items of Business

Board Recommendation

▶ **Proposal 1** ———————————————————— **FOR**

To elect the eight director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified.

each Director nominee

▶ **Proposal 2** ———————————————————— **FOR**

To ratify the selection of Ernst & Young LLP by the Audit Committee of the Board of Directors as the independent registered public accounting firm of Gilead for the fiscal year ending December 31, 2020.

▶ **Proposal 3** ———————————————————— **FOR**

To approve, on an advisory basis, the compensation of our Named Executive Officers as presented in the Proxy Statement.

▶ **Proposal 4** ———————————————————— **AGAINST**

To vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board adopt a policy that the Chairperson of the Board of Directors be an independent director.

▶ **Proposal 5** ———————————————————— **AGAINST**

To vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board eliminate the ownership threshold for stockholders to request a record date to take action by written consent.

To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,

Brett A. Pletcher

Brett A. Pletcher
Corporate Secretary
Foster City, California
March 24, 2020

Voting

Holders of Gilead common stock at the close of business on the Record Date are entitled to vote. Whether or not you expect to attend the Annual Meeting, please grant a proxy to vote by <u>one</u> of the following procedures as promptly as possible in order to ensure your representation at the Annual Meeting. For more specific voting instructions, please refer to "Questions and Answers" in this Proxy Statement.


By Internet*
www.proxyvote.com


By Telephone*
+1-800-690-6903
(for stockholders of record)


By Mail
Complete, date, sign and return the proxy card mailed to you (if you request one) or voting instruction card (if sent by your nominee)


In Person
Holders of our common stock at the close of business on the Record Date and holders of a valid legal proxy for the Annual Meeting are entitled to attend and vote at the meeting in person

* You will need to provide the control number that appears on your Notice of Internet Availability of Proxy Materials. Voting by telephone and internet closes on May 5, 2020 at 11:59 p.m., Eastern Daylight Time.

We are actively monitoring the public health and travel safety concerns relating to the coronavirus (COVID-19) and the advisories or mandates that federal, state and local governments, and related agencies, may issue. In the event it is not possible or advisable to hold the Annual Meeting as currently planned, we will publicly announce any additional or alternative arrangements for the meeting on our Investors page at *http://investors.gilead.com/annual-meeting*, which may include a change in venue or holding the meeting solely by means of remote communication. If we decide to hold the Annual Meeting solely by means of remote communication, the meeting will occur at the above date and time via live audio webcast, and you or your proxyholder will be able to participate, vote and examine our stockholder list by visiting *east.virtualshareholdermeeting.com/GILD2020* and using your 16-digit control number. If you are planning to attend the Annual Meeting, please check our Investors page the week of the meeting. As always, we encourage you to vote your shares prior to the Annual Meeting.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains "forward-looking statements" — that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. Risks and uncertainties that may cause our actual future results to differ are set forth in the "Risk Factors" section of, and elsewhere in, our 2019 Annual Report on Form 10-K and other filings with the U.S. Securities and Exchange Commission (the "SEC"). All forward-looking statements are based on management's estimates, projections and assumptions as of the date hereof, and Gilead undertakes no obligation to update any such statements.

GILEAD
Creating Possible

Overview

The Annual Meeting and this Proxy Statement provide an important opportunity for us to communicate with you about the achievements of the past year and our stewardship of Gilead. Your vote is important to us. As you consider your vote, we ask that you carefully review all of the the information in this Proxy Statement. Below is an overview of our business and a summary of key aspects of our performance and corporate governance to assist in your review of the more detailed information contained elsewhere in this Proxy Statement.

2019 Business Highlights

Building the Foundation for Gilead's Next Chapter

2019 was a pivotal year for Gilead with a strong focus on building the foundation for our next chapter of future growth.

New Chief Executive Officer

Daniel P. O'Day was appointed as our new Chief Executive Officer, effective March 1, 2019. Following his appointment, Mr. O'Day immediately focused his efforts on building on the strength of our core business and strong cash flows to position Gilead for continued success. Throughout the year, Mr. O'Day made several strategic decisions and changes to drive Gilead into our next chapter, including rolling out a new corporate strategy to drive future growth and assembling our current senior leadership team. He also oversaw our pursuit of strategic collaborations and investments and the continued development of our product pipeline.

New Corporate Strategy

In 2019, we developed and communicated our new corporate strategy to drive future growth and to create possibilities for patients through scientific breakthroughs and innovation. Our strategy includes (1) long-term ambitions that define what success looks like over the next decade and (2) strategic priorities that enable us to achieve those ambitions:

Long-Term Ambitions	Bring 10+ Transformative Therapies to Patients by 2030		Be the Biotech Employer and Partner of Choice		Deliver Shareholder Value in a Sustainable, Responsible Manner
Strategic Priorities	Expand Internal and External Innovation	Strengthen Portfolio Strategy and Decision-Making		Increase Patient Access and Benefit	Continue to Evolve Our Culture

Senior Leadership Team

During the course of the year, Mr. O'Day assembled a diverse, highly experienced leadership team composed of executives who have the right combination of financial, commercial, scientific and legal experience and expertise to drive us into the future and execute on our new strategy. Senior leadership changes in 2019 included the appointments of Andrew D. Dickinson, Executive Vice President and Chief Financial Officer; Jyoti K. Mehra, Executive Vice President, Human Resources; Johanna Mercier, Chief Commercial Officer; Merdad V. Parsey, M.D., Ph.D., Chief Medical Officer; and Christi L. Shaw, Chief Executive Officer of Kite.

Our Solid Performance in 2019

Strategic Collaborations and Investments

We continued to utilize our strong balance sheet to pursue tailored transactions that drive strategic value. In 2019, we executed 27 strategic collaborations and partnerships, including several equity investments, as summarized below:


Partnerships and Licensing
yuhan
Research Collaboration (NASH)
MaxCyte
Clinical/Comm. License (Oncology)
insitro
Research Collaboration (NASH)
Research Collaboration (HIV)
Goldfinch Bio
Research Collaboration (Kidney)
HITGEN
Research Collaboration (DEL Screening)
nurix
Research Collaboration (Oncology)
CARNA BIOSCIENCES
Research Collaboration (Oncology)
Humanigen
Clinical Collaboration (Oncology)
novo nordisk
Clinical+Research Collaborations (NASH)
DURECT
Research Collaboration (HIV)
Renown HEALTH
Data License (NASH)
Lyndra
Research Collaboration (HIV)
NOVARTIS
Research Collaboration (Virology)
Galapagos
Major Alliance (Inflamm)
glympse bio
Diagnostic Collaboration (NASH)
Eisai
Commercial Collaboration (Inflamm)
2019
Equity Investments
Undisclosed VCN Investment
HOOKIPA
Goldfinch Bio
PRECISION BIOSCIENCES
HOOKIPA
allovir
HiFiBiO THERAPEUTICS
Lyndra
Galapagos
TMUNITY

We have the financial capability to continue supplementing our pipeline through strategic collaborations and partnerships consistent with our new corporate strategy, as evidenced by our recently announced agreement to acquire Forty Seven, Inc. (“Forty Seven”).

Product and Pipeline Developments

We continued to advance our product pipeline across our therapeutic areas with the goal of delivering best-in-class drugs that have the potential to improve the lives of patients with serious illnesses. At the end of 2019, we had 40 clinical stage programs, with 14 programs in registrational or label-enabling studies and four programs with Breakthrough Therapy designation from U.S. Food and Drug Administration (“FDA”).

In addition:

- **We entered into a transformative strategic collaboration with Galapagos NV (“Galapagos”) in July, effectively enabling us to double our R&D footprint and accelerate our development of novel treatments for inflammatory and fibrotic diseases.** Notably, we submitted filings for regulatory approval in the United States and Japan of filgotinib for the treatment of rheumatoid arthritis, obtained validation of our marketing authorization application in Europe and actively prepared for competitive launches of filgotinib in all three regions. We also continued to advance a Phase 3 study for an investigational therapy for the treatment of idiopathic pulmonary fibrosis.
- **In cell therapy, Kite submitted KTE-X19 for regulatory approval in the United States and Europe for the treatment of relapsed or refractory mantle cell lymphoma.** If approved, Kite will be the first company with two cell therapies on the market. Data shared at the end of 2019 continued to demonstrate the efficacy of Yescarta®, showing that approximately half of patients treated with Yescarta for refractory large B-cell lymphoma were still alive three years following treatment in the ZUMA-1 study. In addition to cell therapy, we continued to grow our research portfolio across complementary immuno-oncology platforms, which we expect to be further strengthened by our recently announced proposed acquisition of Forty Seven.
- **Our business also expanded geographically.** We secured HIV and hepatitis C virus (“HCV”) drug approvals, including Descovy for PrEP® in the United States, Biktarvy® and Vosevi® in China and Biktarvy and Epclusa® in Japan. Eight of our products have been approved in China since 2017, and four products have been listed on China’s National Reimbursement Drug List effective in January 2020.

Financial Performance and Shareholder Return

Since 2000, excluding our HCV business, our HIV and other businesses have grown at a compound annual growth rate of approximately 30% as measured by total product sales. While the unique dynamics created by the curative nature of our HCV products have impacted our five-year total shareholder return ("TSR"), these results should not overshadow the significant and consistent growth we experienced in our core HIV business since inception.

In 2013, we launched our first HCV cure product, which was a significant improvement over the then standard of care for HCV treatment. As a result, our results were positively impacted by a one-time market opportunity as a significant number of "warehoused" patients whose treatment had been delayed sought therapy, contributing to our substantial HCV product sales in 2014 and 2015. Our HCV product sales peaked in 2015, resulting in nearly a tripling of our total product sales that year compared to 2013.

Once the initial group of patients was treated and as competitive HCV therapies entered the market, our HCV product sales rapidly declined. Our HCV product sales continued to decline in 2019 by 20%, compared to 2018, as we expected.

The following chart illustrates the impact of these HCV product dynamics on our total product sales and stock price and the performance of our core HIV and other non-HCV products since inception:

HIV and Non-HCV Product Sales Continued to Grow Over Time while HCV Product Sales Peaked in 2015



(1) Based on the closing price on the last business day of the applicable year

The impact of our HCV products on our total product sales and stock price over the last five years has also impacted our TSR as shown in the charts below.

Total Shareholder Return[1]



(1) Data per S&P Research Insight as of December 31, 2019

Despite the expected decline in our HCV product sales, we achieved total product sales of $22.1 billion in 2019, compared to $21.7 billion in 2018, primarily due to higher sales of our HIV products. We achieved HIV product sales of $16.4 billion in 2019, an increase of 12% from 2018, reaching an all-time high, despite the loss of exclusivity for tenofovir disoproxil fumarate ("TDF"), a backbone component of our earlier HIV treatment products, in the United States, the European Union and certain other markets. The growth in our HIV product sales in 2019 was driven by higher demand and a shift in product mix toward Biktarvy, a tenofovir alafenamide ("TAF")-based product, and the increase in the number of individuals taking our products for pre-exposure prophylaxis ("PrEP"). At the end of 2019, Biktarvy was available in most major markets and, in the United States, approximately 27% of individuals on PrEP were receiving Descovy®, a TAF-based product. Looking ahead, we expect underlying growth in our core HIV business in 2020 as we see the continued uptake of our TAF-based products, including Biktarvy and Descovy for PrEP, which is expected to offset the entry of a generic version of Truvada®, a TDF-based product, in the United States in late 2020.

We announced increases to our quarterly dividend in 2019 and again in early 2020, which underscore our confidence in the strength of our business and future cash flows.

Other financial accomplishments in 2019 included:

$9.1 billion	**$2.8 billion**	**$3.2 billion**	**$1.7 billion**
of operating cash flows	of principal debt repayments	of cash dividend payments	of common stock repurchases

Environmental, Social and Governance ("ESG") Achievements

To help ensure that we continue to execute our mission of providing lifesaving medicines in areas of unmet need, we have built a corporate social responsibility program that supports patients, society, the planet and our business. For information about our corporate social responsibility program and our ESG highlights for 2019, we encourage you to read our 2019 Year in Review, which will be available for download at www.gilead.com in early May 2020.

GILEAD
Creating Possible

Corporate Governance Highlights

We are committed to strong corporate governance structures and practices that reflect our commitment to integrity and excellence in conducting our business and that are designed to drive Board effectiveness in exercising its oversight role. The governing framework within which our Board fulfills its responsibilities, together with the associated governance documents, is available at http://www.gilead.com on the Investors page under "Corporate Governance." Our Board regularly reviews these materials in light of legal and regulatory requirements, evolving best practices and other developments.

Our Board values the feedback we receive from our stockholders regarding corporate governance and other matters, and we have a history of being responsive to stockholders. Our Board has adopted corporate governance structures and practices that are both responsive and create accountability to our stockholders, as summarized in the table below.

What We Do

- ✔ Annually Elect All Directors
- ✔ Majority Vote to Elect Directors
- ✔ Substantial Majority of Independent Directors
- ✔ Robust Lead Independent Director Role
- ✔ Regular Executive Sessions of Independent Directors
- ✔ Fully Independent Board Committees
- ✔ Independent Evaluation of Chief Executive Officer
- ✔ Robust Board Guidelines and Committee Charters
- ✔ Commitment to Board Diversity
- ✔ Annual Corporate Responsibility Report

- ✔ Stockholder Right to Call Special Meetings
- ✔ Stockholder Right to Act By Written Consent **NEW**
- ✔ Proxy Access on Market Terms, with 3% / Three-Year Threshold
- ✔ Annual Say-on-Pay Vote
- ✔ Compensation Clawback Policy
- ✔ Proactive Year-Round Stockholder Engagement
- ✔ Annual Board and Committee Evaluations
- ✔ Director Succession Planning and Ongoing Board Refreshment

What We Do Not Do

- ✘ No "Poison Pill"
- ✘ No Supermajority Voting Provisions
- ✘ No Dual Class Stock Structure with Unequal Voting Rights

Ongoing Board Refreshment

We believe Board refreshment is integral to effective corporate governance. We continue to review our Board's composition and seek to balance continuity and fresh perspectives. Our Nominating and Corporate Governance Committee is responsible for identifying and recommending director candidates to our Board for nomination. Our Nominating and Corporate Governance Committee seeks to include diverse candidates in every director search.

We have taken a number of steps to refresh our Board since 2015, when some stockholders noted that many of our directors were long tenured. Five of our eight director nominees were appointed to our Board in the last four years:

2020

In May 2020, John F. Cogan, Ph.D. (our current Lead Independent Director) and Gayle E. Wilson will retire from our Board.

NEW **Kevin E. Lofton, current member of our Board and retiring Chief Executive Officer of CommonSpirit Health, will become our new Lead Independent Director, effective May 2020.**

NEW **We appointed Sandra J. Horning, M.D., retired Chief Medical Officer of Roche, Inc., to our Board, Nominating and Corporate Governance Committee and Scientific Committee.**

2019

In March 2019, John C. Martin, Ph.D., retired as Chairman and member of our Board.

NEW **We appointed Daniel P. O'Day, former Chief Executive Officer of Roche Pharmaceuticals, as our new Chairman and member of our Board in connection with his appointment as our Chief Executive Officer.**

2018

Two of our directors retired from our Board.

NEW **We appointed Jacqueline K. Barton, Ph.D., Professor of Chemistry at the California Institute of Technology, to our Board and Scientific Committee.**

NEW **We appointed Harish Manwani, retired Chief Operating Officer of Unilever, to our Board and Compensation Committee.**

2017

One of our directors retired from our Board.

2016

Two of our directors retired from our Board.

NEW **We appointed Kelly A. Kramer, Executive Vice President and Chief Financial Officer of Cisco Systems, Inc., to our Board and Audit Committee.**

NEW **We appointed John F. Milligan, Ph.D. to our Board in connection with his appointment as our Chief Executive Officer. Dr. Milligan stepped down as Chief Executive Officer and member of our Board at the end of 2018.**

GILEAD
Creating Possible

Stockholder Outreach and Engagement

We believe that strong corporate governance includes outreach and engagement with our stockholders on a regular basis throughout the year to better understand the issues that are important to them. This enables us to address these matters in a more meaningful and effective way and to drive improvements in our policies, communications and other areas. As part of our robust stockholder engagement program, our senior management team addresses a variety of topics through regular contact with investors, including in quarterly earnings calls, investor and industry conferences, analyst meetings and individual discussions with stockholders.

We Have a Year-Round Stockholder Engagement Program

Conduct meetings between our largest stockholders and our management, with strategic director participation. Share the feedback with the Board for discussion and consideration.

Incorporate feedback from investor meetings into annual meeting planning and enhance governance practices and disclosures when warranted. Review stockholder proposals and determine any next steps.



Review annual meeting results and determine any next steps, including engagement priorities.

Conduct investor meetings in advance of the annual meeting to answer questions and obtain stockholder feedback on proxy matters.



We contacted holders of **51%** of our outstanding shares

Our Lead Independent Director met with holders representing **27%** of our outstanding shares and the two largest proxy advisory firms

We met with holders representing **41%** of our outstanding shares and the two largest proxy advisory firms

During the fall of 2019, we contacted stockholders representing approximately 51% of our outstanding shares, compared to 38% the prior year, to gain valuable insights on the issues that matter most to our stockholders. Of those that we contacted, we met with stockholders representing approximately 41% of our outstanding shares and the two largest proxy advisor firms. During these meetings, we discussed a range of topics, including company strategy and performance, corporate governance, executive compensation, corporate social responsibility and other current and emerging topics. A key topic at the time was the senior leadership transition, including the one-time make-whole compensation awards provided to our new executives in connection with their recruitment to Gilead. Our Lead Independent Director met with stockholders representing approximately 27% of our outstanding shares and the two largest proxy advisors and answered questions about the transition. We gained constructive feedback from our stockholders during these engagements, which was shared with our Board and management.

Our Board is Responsive to Stockholder Feedback

We received stockholder feedback over the past year in the following areas:	Our Board responded with the following actions:
Compensation program metrics	Our Compensation Committee approved certain changes to our annual bonus structure for 2020, including introducing non-GAAP operating income as a metric. Changes to the 2020 annual bonus structure are discussed in greater detail on page 50.
Continued Board and Lead Independent Director refreshment	We have taken steps to continue to refresh the Board in early 2020. In January 2020, Dr. Horning was appointed to the Board. Effective as of the Annual Meeting in May 2020, two directors will retire from our Board and Mr. Lofton will become our new Lead Independent Director.
Board evaluations and director skills	Our directors conducted an annual self-assessment of the Board and committees in late 2019. In February 2020, our Board engaged a third-party advisory firm to independently assess and confirm the skills and experience of the individual directors and the overall Board. See our enhanced summary of director skills and experience on pages 17-18.
Human capital management	In March 2020, our Board amended the Compensation Committee charter to expressly delegate to the Compensation Committee oversight responsibility of the company's strategies and policies related to human capital management, including with respect to matters such as diversity and inclusion, workplace environment and culture, talent recruitment, development and retention and employee engagement and effectiveness.
Compensation clawback	In March 2020, our Board amended our compensation clawback policy to (1) expand its scope to cover executive officers' significant misconduct resulting in a violation of significant company policy, law or regulation that caused material financial, operational or reputational harm to Gilead, including the failure to appropriately supervise a subordinate employee that engaged in misconduct, and (2) expressly commit to publicly disclose recoupment of compensation where the underlying facts are disclosed, subject to certain legal and privacy rights considerations.
Environmental, social and governance program	Our Nominating and Corporate Governance Committee continued to oversee and receive periodic reports on our ESG program from the Corporate Responsibility Committee, a management committee responsible for developing and reviewing our sustainability strategy and reporting. In early 2020, we partnered with a third-party advisory firm to initiate a 2020 sustainability materiality assessment to identify and prioritize the ESG issues that are most important for the long-term sustainability of our business. The results of the assessment will be shared with management and our Board. This process will inform the development and evolution of our corporate sustainability strategy.

Executive Compensation Highlights

Given the senior leadership changes as described above, 2019 was an atypical year from a compensation perspective. In addition to ongoing annual pay elements, some of our Named Executive Officers received one-time new hire and promotion awards while certain outgoing executives received termination payments and equity vesting required by pre-existing arrangements.

CEO Transition-Related Compensation

Mr. O'Day's 2019 compensation, including ongoing pay elements and new hire pay, reflects our pay-for-performance compensation philosophy and the Board's measured approach to transition-related pay elements.

- His annual pay is closely aligned to both the market median pay and our former Chief Executive Officer's pay, with a significant emphasis on performance-based compensation.
- His make-whole payments were carefully designed to align in form and timing with what he forfeited from his former employer of 30 years, and for other economic consequences of accepting employment with us.

Alignment of Pay and Performance

Annual Bonus. Our annual bonus plan is contingent upon performance in a number of pre-established categories that include granular pipeline and product objectives, in addition to near-term financial criteria and organizational goals. **Our CEO's bonus is tied entirely to corporate objectives.**

Long-Term Incentives ("LTI"). Our long-term incentives, awarded in the form of performance shares, stock options and restricted stock units, align executives' compensation directly with revenue and TSR performance. The realized value of equity granted to our Named Executive Officers over the past four years reflects the strong alignment of our incentive programs with performance.

- As of December 31, 2019, all stock options granted to our Named Executive Officers over the past four years were underwater, or "out of the money."
- In addition, our performance share awards, granted over the same period, have paid out below target.

To illustrate the alignment of our annual compensation program with stockholder value, the following table compares the average 2017 LTI target value to the average actual LTI payout for our Named Executive Officers who received a 2017 award and shows that only 37% of the target value was delivered.



Average 2017 LTI Target Versus Average Actual LTI Payout[1]
($ in thousands)

$3,161 · -63% · $1,164

- Performance Shares[2][3]
- Stock Options[4]

Average Target Variable Compensation · Average Actual Variable Compensation

[1] Brett A. Pletcher, Gregg H. Alton and Robin L. Washington received a 2017 LTI award. The chart excludes John G. McHutchison, M.D., due to his being equity retirement eligible and receiving a pro-rated vesting.

[2] Target performance share value is based on grant-date fair value of the 2017 performance shares at 100% target level attainment.

[3] Actual performance share award value is based on 4% payout for the TSR tranche and 163.4% for the absolute revenue tranches, valued at the $64.30 share price as of the release date of January 29, 2020.

[4] Target stock option value is based on the 2017 stock option grant, valued at the grant date fair value. Stock options have no value as of December 31, 2019.

Proxy Statement for the 2020 Annual Meeting of Stockholders on May 6, 2020

GILEAD SCIENCES, INC.
333 Lakeside Drive
Foster City, California 94404

We are providing these proxy materials in connection with the solicitation by the Board of Directors (the "Board") of Gilead Sciences, Inc., a Delaware corporation ("Gilead," "we," "our" or "us"), of proxies to be voted at our 2020 annual meeting of stockholders (the "Annual Meeting") to be held on Wednesday, May 6, 2020 at 10:00 a.m., Pacific Daylight Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Westin San Francisco Airport, 1 Old Bayshore Highway, Millbrae, California 94030.

We first mailed or made available this Proxy Statement and the accompanying proxy card on or about March 24, 2020 to all stockholders entitled to vote at the Annual Meeting.

Corporate Governance

▸ Election of Directors

There are eight nominees for the Board positions presently authorized. Proxies cannot be voted for a greater number of persons than the number of nominees standing for election. Directors are elected by a majority of the votes cast (number of shares voted "for" a director must exceed the number of shares voted "against" that director) with respect to the election of each director at the Annual Meeting. Each director who is elected will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until such director's earlier death, resignation or removal. Each nominee listed below is currently a director of Gilead and, other than Sandra J. Horning, M.D., was previously elected by the stockholders at the 2019 annual meeting of stockholders. Dr. Horning was recommended for consideration to our Nominating and Corporate Governance Committee by a third-party search firm and joined the Board in January 2020. John F. Cogan, Ph.D., and Gayle E. Wilson are retiring effective at the Annual Meeting, and our Board size will be reduced from ten to eight members effective at the Annual Meeting.

Shares represented by executed proxies will be voted for or against the election of the eight nominees named below. In the event that any nominee should be unable or, for good cause, unwilling to serve as a director, such shares will be voted for the election of such substitute nominee as our Board may propose or the Board may reduce the size of the Board. Each person nominated for election has agreed to serve if elected and our Board and management have no reason to believe that any nominee will be unable to serve.

Our Nominating and Corporate Governance Committee recommended each of the nominees listed below to our Board for nomination. Each member of our Nominating and Corporate Governance Committee meets the criteria of "independent director" as specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines, as determined affirmatively by our Board.

Our Board unanimously recommends a vote "**FOR**" each named director nominee:

Jacqueline K. Barton, Ph.D.
Sandra J. Horning, M.D.
Kelly A. Kramer
Kevin E. Lofton
Harish Manwani
Daniel P. O'Day
Richard J. Whitley, M.D.
Per Wold-Olsen

The Gilead Board of Directors

Evaluating Director Candidates

In evaluating candidates for membership on the Board, our Nominating and Corporate Governance Committee considers the candidate's relevant experience, the number and nature of other board memberships held and possible conflicts of interest. Diversity is an important attribute of a well-functioning board. Our Nominating and Corporate Governance Committee advises our Board on matters of diversity, including race, gender, culture, thought and geography, and nominates director candidates that will enhance the Board's mix of viewpoints, backgrounds, skills, experience and expertise. Our Nominating and Corporate Governance Committee seeks to include diverse candidates in any director search and specifically requests diverse candidates from our third-party search firm. In addition to the traditional candidate pool of corporate directors and officers, the committee also considers qualified candidates from a broad array of organizations, including academic institutions, privately held businesses, nonprofit organizations and trade associations. In 2017, our Board amended the Nominating and Corporate Governance Committee Charter to formalize our Board's commitment to diversity. Each year, our Nominating and Corporate Governance Committee reviews its Board membership criteria and assesses the composition of the Board against the criteria.

Our Nominating and Corporate Governance Committee also will consider all factors it determines appropriate to meeting the needs of the Board at that particular time. According to the Board membership criteria established by our Nominating and Corporate Governance Committee, candidates nominated for election or reelection to the Board should possess the following qualifications:

- the highest standards of personal and professional integrity;
- the ability and judgment to serve the long-term interest of our stockholders;
- experience and expertise relevant to our business and that will contribute to the overall effectiveness and diversity of the Board;
- broad business and social perspective;
- the ability to communicate openly with other directors and to meaningfully and civilly participate in the Board's decision-making process;
- commitment to serve on the Board for an extended period of time to ensure continuity and to develop knowledge about our business and willingness to devote appropriate time and effort to fulfilling the duties and responsibilities of a Board member;
- independence from any particular constituency; and
- the ability and willingness to objectively appraise the performance of management.

In identifying potential director candidates, our Nominating and Corporate Governance Committee considers candidates recommended through a variety of methods and sources. These include suggestions from current Board members, senior management, stockholders, professional search firms and other sources. Our Nominating and Corporate Governance Committee reviews all candidates in the same manner regardless of the source of the recommendation.

It is the policy of our Nominating and Corporate Governance Committee to consider properly submitted stockholder recommendations of new director candidates. Our Nominating and Corporate Governance Committee's evaluation process for director nominees does not vary based on whether a candidate is recommended by a stockholder or the Board. Any stockholder recommendation must include the candidate's name and qualifications for Board membership, the candidate's age, business address, residence address, principal occupation or employment, the number of shares beneficially owned by the candidate and all other information that would be required to solicit a proxy under federal securities law. In addition, the recommendation must include the stockholder's name, address and the number of shares beneficially owned. The recommendation should be sent to the Corporate Secretary, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404. The recommendation must be delivered to the Corporate Secretary prior to the same deadline for director nominations not for inclusion in the proxy materials, as described under question 15 in "Questions and Answers."

Director Skills and Experience

We believe effective oversight comes from a Board of Directors that represents a diverse range of experience and perspectives that provides the collective skills, qualifications, backgrounds and experience necessary for sound governance. Our Nominating and Corporate Governance Committee establishes and regularly reviews with the Board the skills and experience that it believes are desirable to be represented on our Board to meet the needs of our business and align with our long-term strategy.

Listed below are the skills and experience that we consider important for our directors in light of our business and structure that will contribute to the overall effectiveness and diversity of our Board.

Skill / Experience	Definition
Public / Private Company CEO	Has been the Chief Executive Officer of a publicly traded company (or a private/non-profit organization of comparable scale and complexity, with external market considerations similar to a public company board)
Financial Expert	Current or recently retired (within 5 years) Chief Financial Officer or Senior Audit Leader (region/practice lead at a Big 4 accounting firm)
Global	An executive who has worked and/or lived extensively outside the United States and/or an executive with oversight of global operations, including in a role as Regional General Manager or Chief Executive Officer of a global firm or on-the-ground operational roles outside the United States
Sales & Marketing	Has held senior executive roles in which sales and/or marketing were a primary function, including as a Sales Manager, General Manager, Brand Manager or Chief Marketing Officer
Public Company Board	Has served, or is currently serving, on a public company board as an independent or executive director; does not include service on our Board
Digital / Technology – Driven Innovation	Has practical experience with disruption including application of robotics, hardware, digital, data, artificial intelligence or cyber security innovations, including in a role as a Chief Digital Officer, Chief Technology Officer, Chief Information Officer or General Manager for a business enabled by technology or a business that has undergone a digital transformation
Pharma Experience	Has held an executive and/or operational role at a pharmaceutical or biotechnology company, including general management, financial reporting, operations, research & development, commercialization, manufacturing and/or sales
Provider or Payer Perspective	Has an understanding of the delivery and/or payment of medical services obtained through experience working as a medical provider or payer, including executive or operational roles at a hospital or health insurance organization
Government / Regulatory	Has worked in or closely with governmental organizations that set and/or enforce laws and regulations related to medical products and/or healthcare delivery or similarly highly regulated industry (e.g. financial services, food, chemicals, oil & gas), resulting in relevant governmental expertise and connections; may include relevant legal expertise
Science / Research	Deep knowledge of relevant sciences (e.g. biology, chemistry, medicine) as evidenced by an M.D. or Ph.D. and/or experience in the research function at a healthcare business (including pharmaceutical and medical research); ideally this includes experience with breakthrough or innovative scientific discovery and/or experience in relevant therapeutic areas, including HIV, inflammation, immunotherapy, oncology and liver disease
M&A / Transaction	Has had direct responsibility for collaborations and deals, including mergers, acquisitions, divestitures, joint ventures and other partnerships
Environment, Social and Governance	Has had direct responsibility for environmental, social and governance (ESG) issues as demonstrated by experience as a Chief Sustainability Officer, Corporate Secretary, Chair of a related committee (e.g. Governance, Sustainability, Corporate Social Responsibility) or Chief Executive Officer of a company with leading ESG practices
Human Capital Management	Has had direct responsibility for human capital management, including leadership development, succession planning, oversight of corporate culture, diversity & inclusion and compensation as demonstrated by experience as a Chief Executive Officer, Chief Human Resources Officer or Chair of a related committee (e.g. Compensation, Human Capital, Management Development)

The table below includes the primary skills and experience of each director nominee that led our Board to conclude that he or she is qualified to serve on our Board. This high-level summary is not intended to be an exhaustive list of each director nominee's skills or contributions to the Board.

Name and Age	Independent	Director Since	Relevant Skills and Experience: Public / Private Company CEO	Financial Expert	Global	Sales & Marketing	Public Company Board	Digital / Technology – Driven Innovation	Pharma Experience	Provider or Payer Perspective	Government / Regulatory	Science / Research	M&A / Transaction	Environment, Social and Governance	Human Capital Management
Kevin E. Lofton, 65 **Lead Independent Director** NEW (effective May 2020) Retiring Chief Executive Officer, CommonSpirit Health	Yes	2009	●				●			●	●		●	●	●
Jacqueline K. Barton, Ph.D., 67 Professor of Chemistry, California Institute of Technology	Yes	2018					●				●	●		●	
Sandra J. Horning, M.D., 71 NEW Retired Chief Medical Officer, Roche, Inc.	Yes	2020					●		●		●	●			
Kelly A. Kramer, 52 Executive Vice President and Chief Financial Officer, Cisco Systems, Inc.	Yes	2016		●	●			●					●		
Harish Manwani, 66 Retired Chief Operating Officer, Unilever	Yes	2018			●	●	●							●	●
Daniel P. O'Day, 55 **Chairman of the Board** Chief Executive Officer, Gilead Sciences, Inc.	No	2019	●		●	●	●		●				●		●
Richard J. Whitley, M.D., 74 Professor of Medicine, University of Alabama at Birmingham	Yes	2008									●	●			
Per Wold-Olsen, 72 Retired President, Merck & Co., Inc., Human Health Intercontinental Division	Yes	2010			●	●	●		●					●	●

Skills and Experience

- Public / Private Company CEO
- Financial Expert
- Global
- Sales & Marketing
- Public Company Board
- Digital / Technology – Driven Innovation
- Pharma Experience
- Provider or Payer Perspective
- Government / Regulatory
- Science / Research
- M&A / Transaction
- Environment, Social and Governance
- Human Capital Management



88% **Independence**
7 out of 8 are independent



38% **Gender Diversity**
3 out of 8 are women



25% **Ethnic Diversity**
2 out of 8 are ethnically diverse



63% **Tenure**
5 Director Nominees have a tenure of 4 years or less



Other Public Directorships (Currently Held)
0.625 Average Number

18 GILEAD Creating Possible

Nominees

Our Nominating and Corporate Governance Committee has evaluated and recommended, and our full Board has considered and nominated for election at the Annual Meeting, each of the eight director nominees described below. The names of the nominees and certain information about them as of March 24, 2020, as well as the relevant skills and experience of the director nominees that led our Nominating and Corporate Governance Committee to conclude that the nominee should serve as a director of our Board, are set forth below:



Lead Independent Director NEW

(effective May 2020)

Age: 65

Director Since: 2009

Committees:
Audit, Compensation

Effective May 2020:
Nominating and Corporate Governance (Chair)

Kevin E. Lofton

Mr. Lofton is the Chief Executive Officer (CEO) of Common Spirit Health (CSH), a system of hospitals and other care centers in 21 states that resulted from the merger of Catholic Health Initiatives (CHI) and Dignity Health. Mr. Lofton plans to retire from this role on June 30, 2020. Prior to leading CSH, he served as the CEO of CHI from 2003 to 2019. Mr. Lofton also served as CEO of two university hospitals, the UAB Hospital and Howard University Hospital. In 2014, he received an honorary Doctor of Humanities in Medicine degree from the Baylor College of Medicine and the Healthcare Financial Management Association's Richard L. Clarke Board of Directors Award. He is recognized for his extensive work in the area of heath care management, eliminating health disparities and creating healthier communities. Mr. Lofton was the chairman of the American Hospital Association in 2007. He also serves on the board of directors of Rite Aid Corporation.

Relevant Skills and Experience:

Significant leadership experience in the healthcare industry, including serving as chief executive officer of multiple organizations. Expertise and knowledge in health systems management and patient care. Demonstrated commitment to improving access to medical services, particularly for the underserved.



Independent

Age: 67

Director Since: 2018

Committees:
Scientific

Effective May 2020:
Compensation

Jacqueline K. Barton, Ph.D.

Dr. Barton is the John G. Kirkwood and Arthur A. Noyes Professor of Chemistry in the Division of Chemistry and Chemical Engineering at the California Institute of Technology, where she has been a member of the faculty for nearly 30 years and served as the Norman Davidson Leadership Chair of the division from 2009 to 2019. She is a member of the board of directors of Dow Inc., and previously served on the board of directors and Materials Advisory Committee of DowDupont Inc. and the board of directors of The Dow Chemical Company. Dr. Barton also founded and served on the board of directors of GeneOhm Sciences Inc., a molecular diagnostics company acquired by Becton, Dickinson and Company, and was a member of Gilead's Scientific Advisory Board from 1989 to 2007. She is a member of the National Academy of Sciences, the National Academy of Medicine, and the American Philosophical Society. In 2011, Dr. Barton received the 2010 National Medal of Science for her discovery of new chemistry of the DNA helix, and in 2015, she received the Priestley Medal, the highest award of the American Chemical Society.

Relevant Skills and Experience:

Extensive experience in the fields of chemistry and related fields, for which she has received many awards. Accomplished academic and inventor who has performed pioneering medical research and discovery. Business experience in founding and leading a molecular diagnostics company.



Independent **NEW**

Age: 71

Director Since: 2020

Committees:
Nominating and Corporate Governance, Scientific

Sandra J. Horning, M.D.

Dr. Horning was the Chief Medical Officer and Global Head of Product Development of Roche, Inc., until her retirement in 2019. During her 10-year career at Roche and Genentech, she helped bring 15 new medicines to patients in disease areas including cancer, multiple sclerosis, influenza and blindness. Prior to her career at Roche, Dr. Horning spent 25 years as a practicing oncologist, investigator and tenured professor at Stanford University School of Medicine, where she remains a professor of medicine emerita. From 2005 to 2006, she served as President of the American Society of Clinical Oncology. Dr. Horning was recognized as the 2020 Healthcare Businesswomen's Association Woman of the Year. She was also selected as the 2017 recipient of the Duane Roth Memorial Award, an honor dedicated to leaders in healthcare, whose work has overcome numerous scientific obstacles to create new paradigms in research and treatment. From 2015 to 2018, Dr. Horning served on the board of directors of Foundation Medicine. She currently serves as an advisor to EQRx.

Relevant Skills and Experience:

Significant leadership experience in the pharmaceutical and healthcare industry, including expertise in drug development in multiple therapeutic areas. Medical professional with experience treating patients as a practicing oncologist.



Independent

Age: 52

Director Since: 2016

Committee: Audit (Chair)

Kelly A. Kramer

Ms. Kramer has been Executive Vice President and Chief Financial Officer of Cisco Systems, Inc., a worldwide technology leader, since 2015. Prior to that, she was Senior Vice President of Corporate Finance at Cisco. She previously served as Vice President and Chief Financial Officer of GE Healthcare Systems and Chief Financial Officer of GE Healthcare Biosciences. Ms. Kramer has also worked in GE's Corporate Headquarters, Transportation Systems and Aerospace divisions. She is a member of the board of directors of the Silicon Valley chapter of City Year, a non-profit organization that provides educational support for at-risk students in high-poverty communities.

Relevant Skills and Experience:

Significant financial expertise, including serving as a chief financial officer of major companies or divisions in the technology and healthcare industries. Experience in strategic and financial planning and corporate development.

GILEAD
Creating Possible



Independent

Age: 66

Director Since: 2018

Committees:
Compensation

Effective May 2020:
Audit

Harish Manwani

Mr. Manwani is a Senior Operating Partner at The Blackstone Group L.P., a leading global alternative asset manager, which he joined in 2015. He previously was Chief Operating Officer of the Unilever Group from 2011 until his retirement in 2014. Mr. Manwani joined Unilever in 1976 as a management trainee in India and held senior management roles around the world, including North America, Latin America, Asia, Africa and Central and Eastern Europe. Mr. Manwani is an honors graduate from Bombay University. He holds a master's degree in Management Studies, and he attended the Advanced Management Program at Harvard Business School. Mr. Manwani is the Chairman of Board of the Indian School of Business, and also serves on the board or directors of Whirlpool Corporation, Qualcomm Incorporated, Nielsen Holdings plc., EDBI Pte Ltd. and Tata Sons Private Limited. He previously served as the non-executive Chairman of Hindustan Unilever Limited from 2005 to 2018, and as a member of the board of directors of The Economic Development Board of Singapore from 2013 to 2019 and Pearson plc from 2013 to 2018.

Relevant Skills and Experience:

Strong leadership skills and broad global operational, sales and marketing and human resources expertise at a multi-national, complex organization. Experience in driving growth across complex organizations on a global scale.



Chairman of the Board

Age: 55

Director Since: 2019

Daniel P. O'Day

Mr. O'Day joined Gilead as Chairman and Chief Executive Officer on March 1, 2019. Prior to Gilead, Mr. O'Day served as the Chief Executive Officer of Roche Pharmaceuticals. His career at Roche spanned more than three decades, during which he held a number of executive positions in the company's pharmaceutical and diagnostics divisions in North America, Europe and Asia. During his time at Roche, Mr. O'Day demonstrated vision and leadership, helping to engineer the acquisitions of Flatiron Health and Foundation Medicine in 2018. He served as a member of Roche's Corporate Executive Committee, as well as on a number of public and private boards, including Genentech, Inc., Foundation Medicine, Inc. and Chugai Pharmaceutical Co., Ltd. Mr. O'Day holds a bachelor's degree in biology from Georgetown University and an MBA from Columbia University in New York.

Relevant Skills and Experience:

Significant leadership and international business experience in the pharmaceutical industry. Deep understanding of the evolving global healthcare environment and demonstrated commitment to driving innovation across the business.



Independent

Age: 74

Director Since: 2008

Committees:
Nominating and Corporate Governance, Scientific (Chair)

Richard J. Whitley, M.D.

Dr. Whitley is the Distinguished Professor, Loeb Scholar Chair in Pediatrics, and Professor of Pediatrics, Microbiology, Medicine and Neurosurgery at the University of Alabama at Birmingham. He is the Co-Director, Division of Pediatric Infectious Diseases; Vice-Chair, Department of Pediatrics; Senior Scientist, Department of Gene Therapy; Director for Drug Discovery and Development; Senior Leader, Comprehensive Cancer Center; Associate Director for Clinical Studies, Center for AIDS Research; and Co-Founder and Co-Director, Alabama Drug Discovery Alliance. Dr. Whitley is responsible for the National Institute of Allergy and Infectious Diseases (NIAID) Collaborative Antiviral Study Group and directs a center for drug discovery in the arena of emerging infections. He is a past President of the International Society of Antiviral Research and the Infectious Diseases Society of America, and currently chairs both the NIAID Recombinant DNA Advisory Council and the NIAID HIV Vaccine Data Safety and Management Board. He is an elected member of the American Society of Clinical Investigation, the Association of American Physicians and an Honorary member of the Irish Academy of Science.

Relevant Skills and Experience:

Significant medical and health policy experience, particularly with respect to infectious disease and cancer and research and development of antiviral therapies, for which he has been widely recognized. Extensive knowledge of Gilead's business as a result of service on Gilead's Scientific Advisory Board from 2003 to 2008 and on Gilead's Board of Directors since 2008.



Independent

Age: 72

Director Since: 2010

Committees:
Compensation (Chair),

Nominating and Corporate Governance, Scientific

Per Wold-Olsen

Mr. Wold-Olsen has served as the Chair of Gilead's Health Policy Advisory Board since 2007. From 2005 to 2006, he served as President of the Human Health Intercontinental Division of Merck & Co., Inc., a global pharmaceutical company. From 1997 until 2005, he served as President of Human Health Europe, Middle East/Africa and Worldwide Human Health Marketing for Merck. Mr. Wold-Olsen is currently Chairman of the Board of GN Store Nord A/S and Oncopeptides AB. In addition, he is the Chairman of the Board of the Medicines for Malaria Venture (MMV), a non-profit initiative dedicated to the discovery, development and delivery of new medicines for the treatment of malaria.

Relevant Skills and Experience:

Significant leadership and international business experience in the pharmaceutical industry. Breadth of knowledge about Gilead's business.

GILEAD
Creating Possible

Independence of the Board of Directors

The Nasdaq listing rules require that a majority of the members of a listed company's board of directors qualify as "independent" as affirmatively determined by our Board. In addition, our Board Guidelines require that a substantial majority of our Board consist of "independent" directors as defined by the Board Guidelines. Our Board Guidelines are available on our website at http://www.gilead.com on the Investors page under "Corporate Governance."

After a review of all relevant transactions and relationships between each director, as well as his or her family members, and us, our senior management and independent registered public accounting firm, our Board has determined that seven of our eight nominees for director are "independent" directors as specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. In addition, the Board previously determined that Dr. Cogan and Ms. Wilson are independent. Mr. O'Day, our Chairman of the Board, is not an independent director because he is currently an executive officer of the company.

Majority Vote Standard for Election of Directors

Our bylaws require directors to be elected by a majority of the votes cast with respect to such director in uncontested elections (number of shares voted "for" a director must exceed the number of shares voted "against" that director). In a contested election (a situation in which the number of nominees for director exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares voting in the election of directors at any such meeting at which a quorum is present. Under our Board Guidelines, any director who fails to receive at least a majority of the votes cast in an uncontested election must tender his or her resignation to our Board. Our Nominating and Corporate Governance Committee would then evaluate the tendered resignation and make a recommendation to our Board to accept or reject the resignation or to take other action. Our Board will act on our Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale for such decision within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in our Board's decision. If a nominee who was not already serving as a director does not receive at least a majority of the votes cast for such director at the annual meeting, that nominee will not become a director.

Our Board has adopted certain corporate governance principles, which we refer to as our Board Guidelines, to promote the functioning of the Board and its committees and the interests of stockholders and to set forth a common set of expectations as to how the Board, its various committees and individual directors should perform their functions. Our Board Guidelines are available on our website at http://www.gilead.com on the Investors page under "Corporate Governance."

Our Board's Role and Responsibilities

Oversight of Risk

Our Board exercises its oversight responsibility directly and through its committees. Our Board considers specific risk topics directly, including, but not limited to, risks associated with our company's strategic plan and risks relating to pricing strategies of newly approved products. Our Board has delegated oversight of certain risks to relevant committees:

- **Audit Committee**
  Oversees risks associated with our financial and accounting systems, accounting policies and investment strategies, in addition to finance-related public reporting, regulatory compliance and certain other matters delegated to the Committee, including risks associated with our information systems and technology (including cybersecurity and anti-corruption compliance).

- **Compensation Committee**
  Oversees risks related to our compensation policies and practices to help ensure that these policies and practices do not incentivize employees to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on Gilead.

- **Nominating and Corporate Governance Committee**
  Oversees risks related to corporate governance matters and certain other non-financial or non-compensation-related risks, including, but not limited to, clinical trials, manufacturing, healthcare compliance, human resources and ESG matters.

Each of the committees periodically reports to the Board on its risk oversight activities. In addition to receiving reports from our Board committees, our Board periodically reviews Gilead's management of specific material risks or legal developments. We believe our Board's leadership structure effectively supports the Board's independent evaluation and management of risk.

Oversight of Corporate Strategy

Our Board actively oversees management's establishment and execution of corporate strategy, including major business and organizational initiatives, annual budget and long-term strategic plans, capital allocation priorities and potential corporate development opportunities. Our Board also reviews and approves strategic transactions, including significant acquisitions and collaborations. At the Board and committee meetings and throughout the year, our Board regularly receives information and formal updates from our management and actively engages with the senior leadership team with respect to our corporate strategy. The Board's independent directors also hold regularly scheduled executive sessions at which strategy is discussed.

Oversight of Human Capital Management and Succession Planning

Our Board believes that human capital management and succession planning, including diversity and inclusion initiatives, are vital to Gilead's continued success. Our Board's involvement in leadership development and succession planning is ongoing, and the Board provides input on important decisions in each of these areas. Our Board, with leadership from our Lead Independent Director, has primary responsibility for succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management. Our Compensation Committee performs an annual formal evaluation of the Chief Executive Officer and other executive officers.

In March 2020, our Board amended the Compensation Committee charter to expressly delegate to the Compensation Committee oversight responsibility of the company's strategies and policies related to human capital management, including with respect to matters such as diversity and inclusion, workplace environment and culture, talent recruitment, development and retention and employee engagement and effectiveness.

Oversight of Environmental, Social and Governance Matters

Our Nominating and Corporate Governance Committee has primary responsibility for overseeing ESG matters. Our Nominating and Corporate Governance Committee oversees and receives periodic reports on our ESG program from the Corporate Responsibility Committee, a management committee responsible for developing and reviewing our sustainability strategy and reporting.

Stockholder Communications with our Board

Stockholders may communicate with our Board by sending a letter to the Corporate Secretary, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404. Our Corporate Secretary reviews all communications from stockholders, but may, in his sole discretion, disregard any communication that he believes is not: related to our business; within the scope of our responsibility; credible; or material or potentially material.

If deemed an appropriate communication, the Corporate Secretary will submit the stockholder communication to the member of our Board addressed in the communication and to our Lead Independent Director. We maintain a "Stockholders Communications with the Board" policy that outlines the applicable procedures and is available on our website at http://www.gilead.com on the Investors page under "Corporate Governance."

Board Structure

Board Leadership

Mr. O'Day was appointed as our Chief Executive Officer and Chairman of the Board, effective March 1, 2019.

Our Board believes that it is currently in the best interests of Gilead and its stockholders for Mr. O'Day to serve as our Chief Executive Officer and Chairman of the Board because it positions Mr. O'Day to effectively drive future strategy and decision-making for our organization. In addition to public, private and non-profit board experience, Mr. O'Day has a track record of success in highly scientific and competitive therapeutic areas, deep understanding of the evolving healthcare environment around the world and unwavering commitment to driving innovation across all aspects of the business. As the individual with primary responsibility and accountability for managing our day-to-day operations, Mr. O'Day can provide unified leadership of Gilead and ensure that key business and strategic issues, risks and opportunities are brought to our Board's attention in a way that prioritizes and makes the best use of our Board's time.

GILEAD

Our Board Guidelines provide that the independent directors will designate a Lead Independent Director when the Chairperson is not an independent director. Dr. Cogan currently serves as the Lead Independent Director and has held the role since May 2013. Upon Dr. Cogan's retirement at the Annual Meeting on May 6, 2020, Mr. Lofton will become our Lead Independent Director.

We believe the robust duties of our Lead Independent Director empower our independent directors to provide guidance and oversight of management. The role of Lead Independent Director at Gilead is modeled on the role of an independent Chairperson, ensuring a strong, independent and active Board of Directors. As set forth in the Lead Independent Director Charter, the Lead Independent Director has clearly delineated and comprehensive duties.



Mr. Lofton will become our Lead Independent Director upon Dr. Cogan's retirement at the Annual Meeting.

Lead Independent Director duties include:

- Consulting with the Chairperson as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with ongoing company operations;
- Consulting with the Chairperson regarding and approving the information, agenda and schedules of meetings of the Board of Directors and Board committees;
- Advising the Chairperson as to the information necessary or appropriate for the independent directors to effectively and responsibly perform their duties and provide feedback on the quality, quantity and timeliness of information submitted by management;
- Advising the Board of Directors and its committees on the retention of advisers and consultants who report directly to the Board of Directors;
- Calling meetings of the independent directors, as appropriate;
- Serving as chairperson of meetings of the independent directors;
- Serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;
- Ensuring that independent directors have adequate opportunities to meet and discuss issues in meetings of the independent directors;
- Encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;
- Communicating to management, as appropriate, the results of private discussions among independent directors;

- Chairing meetings of the Board of Directors when the Chairperson is not present;
- Facilitating the effective functioning of key Board committees and providing input on functioning of the committees, when required;
- Participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;
- Providing guidance on director succession and development;
- Ensuring Board agendas provide the Board with the ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;
- Unless otherwise directed by the Board, serving as the independent directors' representative in crisis situations;
- Monitoring conflicts of interest of all directors, including the Chairperson;
- Participating in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management;
- Responding to major stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairperson and other directors as the Lead Independent Director may deem appropriate;
- Representing independent directors in communications with other stakeholders, as required; and
- Performing such other duties as the Board of Directors may from time to time delegate.

The Lead Independent Director also frequently attends meetings of all our Board committees and leads our Board in conducting an annual assessment of our Board and the committees to evaluate their effectiveness.

In addition, as required by our Board Guidelines, our independent directors meet without executive management on a regular basis to review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

The Lead Independent Director Charter is available on our website at http://www.gilead.com on the Investors page under "Corporate Governance."

Board Evaluations

Our Board believes that a robust and constructive Board and committee evaluation process is an essential component of board effectiveness. Our Board and each of the committees conduct an annual evaluation, which includes an assessment by each director of the performance of our Board and the committees on which the director sits, and a discussion of Board performance among each director, our Lead Independent Director and our Chairperson. The evaluation process is organized by our Nominating and Corporate Governance Committee and led by our Lead Independent Director. The results of the evaluation process are shared with our full Board.

Development Annual Evaluation Process	Written Questionnaires	One-on-One Discussions	Evaluation Results
Our Nominating and Corporate Governance Committee develops an annual self-evaluation process and prepares the questionnaires for our Board and the committees.	Each director completes a written questionnaire.	Our Lead Independent Director and our Chairperson have one-on-one discussions with each director.	Our Lead Independent Director consolidates the feedback and shares the results with our full Board for discussion and consideration.

Meetings of our Board of Directors and Board Committees; Attendance at Annual Meetings

All directors attended greater than 75% of the aggregate of all meetings of our Board and of the committees on which they served during the year ended December 31, 2019 (or the period for which they served in 2019). Current committee membership and the number of meetings of our full Board and committees held in 2019 are shown in the table below:

	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Scientific Committee
Jacqueline K. Barton, Ph.D.[1]	Member				Member
John F. Cogan, Ph.D.[2]	Lead Independent Director	Member			Member
Sandra J. Horning, M.D.[3]	Member			Member	Member
Kelly A. Kramer	Member	Chair			
Kevin E. Lofton[4]	Member	Member	Member		
Harish Manwani[5]	Member		Member		
Daniel P. O'Day	Chairman				
Richard J. Whitley, M.D.	Member			Member	Chair
Gayle E. Wilson[2]	Member			Chair	Member
Per Wold-Olsen	Member		Chair	Member	Member
Number of 2019 Meetings	8	10	8	4	3

[1] Effective as of the Annual Meeting, Dr. Barton will become a member of the Compensation Committee.

[2] Effective as of the Annual Meeting, Dr. Cogan and Ms. Wilson will retire from the Board and the committees on which they serve.

[3] Dr. Horning became a member of the Nominating and Corporate Governance Committee and the Scientific Committee in March 2020.

GILEAD Creating Possible

(4) Effective as of the Annual Meeting, Mr. Lofton will become our Lead Independent Director and the chair of the Nominating and Corporate Governance Committee.

(5) Effective as of the Annual Meeting, Mr. Manwani will become a member of the Audit Committee.

Our Board expects our directors to attend our annual meetings of stockholders. Eight of nine of our then-serving Board members attended the 2019 annual meeting of stockholders.

Committees of our Board of Directors

Our Board has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Scientific Committee. The charter for each of these committees is available on our website at http://www.gilead.com on the investors page under "Corporate Governance."

Audit Committee

Current Committee Members	2019 Meetings
Kelly A. Kramer (Chair) John F. Cogan, Ph.D. Kevin E. Lofton	10

Our Board has determined that all members of our Audit Committee are "independent directors" under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines, including the heightened independence standards under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rule 10A-3. Our Board has determined that Ms. Kramer and Mr. Lofton each qualify as an "audit committee financial expert," as defined in applicable SEC rules.

Our Audit Committee oversees, on behalf of our Board, our corporate accounting, financial reporting process and systems of internal accounting and financial controls.

Our Audit Committee:

- is directly responsible for the selection, appointment, retention, compensation, oversight and, where appropriate, the replacement of the independent registered public accounting firm (the "auditors");
- approves the engagement of proposed audit, review and attest services, as well as permissible non-audit services by our auditors;
- evaluates the performance, independence and qualifications of the auditors;
- reviews periodic reports prepared by the auditors regarding their internal quality control procedures and any material issues raised by internal quality-control reviews or by inquiries or investigations by governmental or professional authorities;
- monitors the rotation of audit partners on our engagement team and is involved in the selection of the lead audit partner;
- meets with the auditors and our financial management to review the scope and cost of proposed audits and the audit procedures to be utilized, and, following the conclusion thereof, reviews the results of such audits, including any findings, comments or recommendations of the auditors;
- discusses with the auditors and our financial and accounting management the scope, adequacy and effectiveness of our internal control over financial reporting, including the adequacy of the systems of reporting to our Audit Committee;
- reviews the potential effect of regulatory and accounting developments on our consolidated financial statements;
- reviews significant reporting issues or judgments made in connection with the preparation of our consolidated financial statements;
- reviews and approves, in advance, or ratifies all related party transactions in accordance with applicable laws, SEC rules and Nasdaq requirements;
- oversees the establishment and maintenance of disclosure controls and procedures;
- reviews draft earnings releases and the financial statements to be included in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, including the results of the annual audit and the results of the auditors' review of our quarterly condensed consolidated financial statements;
- meets with internal audit management to review and approve the annual internal audit plan and budget and to review the results of internal audit activities; and
- oversees our management of risks associated with financial and accounting systems, accounting policies, public reporting, investment strategies and cybersecurity, including the periodic review with management of our efforts to identify and mitigate such risks.

Our Audit Committee has established procedures for the confidential submission of employee concerns regarding accounting, internal accounting controls or auditing matters under the Complaint Procedure and Non-Retaliation Policy. Our Audit Committee receives quarterly reports from management on all complaints made under our Complaint Procedure and Non-Retaliation Policy.

Our Audit Committee regularly meets in executive session and in private sessions with our Chief Financial Officer and representatives of Ernst & Young LLP, and from time to time, our Chief Compliance Officer, our Chief Accounting Officer and Corporate Controller and our Vice President of Internal Audit, during which candid discussions regarding financial management, legal, accounting, auditing and internal control issues take place.

Compensation Committee

Current Committee Members	2019 Meetings
Per Wold-Olsen (Chair) Kevin E. Lofton Harish Manwani	8

Our Board has determined that all members of our Compensation Committee are independent directors under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. The members of our Compensation Committee are "outside directors" as determined under Section 162(m) of the Internal Revenue Code and "non-employee directors" as determined under Rule 16b-3 under the Exchange Act.

Our Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs.

These duties include:

- taking any and all actions that may be taken by the Board with respect to the compensation level of our executive officers, including but not limited to the development of compensation policies and the review of compensation arrangements;
- overseeing the administration and review of our compensation plans, including our 2004 Equity Incentive Plan, Employee Stock Purchase Plan, Corporate Annual Incentive Plan, deferred compensation program and our Internal Revenue Code Section 162(m) Bonus Plan;
- evaluating the performance of our Chief Executive Officer, and reviewing and approving the Chief Executive Officer's compensation, subject to ratification by the independent directors of the Board;
- reviewing and approving the compensation arrangements for our other executive officers;
- establishing the stock ownership guidelines applicable to executive officers and recommending stock ownership guidelines applicable to the non-employee Board members;
- overseeing the Company's strategies and policies related to human capital management, including with respect to matters such as diversity and inclusion; workplace environment and culture; talent recruitment; development and retention; and employee engagement and effectiveness;
- reviewing and discussing the "Compensation Discussion and Analysis" included in our Proxy Statement for each annual meeting;
- reviewing the results of the most recent stockholder advisory vote on executive compensation and overseeing our submissions to stockholders on executive compensation matters; and
- appointing, determining the compensation of and overseeing the independent compensation advisers retained by the Compensation Committee.

Our Compensation Committee has the authority to engage the services of its own outside advisors to assist it in determining the compensation of our executive officers. Our Compensation Committee has retained Frederic W. Cook & Co. ("FW Cook"), a national compensation consulting firm, as its independent compensation consultant. FW Cook reports directly to our Compensation Committee and provides various executive compensation services to our Compensation Committee, including advising the Committee on the following matters:

- the principal aspects of our Chief Executive Officer's compensation;
- evolving industry practices; and
- market information and analyses regarding the competitiveness of our program design for both our executive officers and the non-employee Board members.

FW Cook provides consulting services solely to our Compensation Committee and does not provide any other services to Gilead.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee who served during 2019 is currently or has been, at any time since our formation, one of our officers or employees. During 2019, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee. None of the members of our Compensation Committee who served during 2019 currently has or has had any relationship or transaction requiring disclosure pursuant to Item 404 of Regulation S-K.

Nominating and Corporate Governance Committee

Current Committee Members	2019 Meetings
Gayle E. Wilson (Chair) Sandra J. Horning, M.D. Richard J. Whitley, M.D. Per Wold-Olsen	4

Our Board has determined that all members of our Nominating and Corporate Governance Committee are independent directors under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines.

Our Nominating and Corporate Governance Committee performs several functions.

Among other things, our Nominating and Corporate Governance Committee:

- develops and periodically reviews the desired qualifications of members of the Board and its committees;
- advises our Board on matters of diversity, including race, gender, culture, thought and geography;
- determines the need for new directors and, as appropriate, leads the search for diverse individuals qualified to become members of the Board;
- recommends director nominees to the Board to be presented for stockholder approval at the annual meeting of stockholders;
- reviews the Board's committee structure and recommends directors to serve as members and chairpersons of each committee for the Board's approval;
- determines on an annual basis the members of the Board who meet the independence requirements and members of the Audit Committee who meet the financial expert requirements;
- reviews our corporate governance policies and practices and recommends new policies and changes to existing policies for the Board's approval;
- develops an annual self-evaluation process for the Board and its committees and, as appropriate, makes recommendations to the Board regarding its findings;
- monitors risks related to corporate governance matters and certain other non-financial or non-compensation-related risks;
- approves the appointment and removal of the Chief Compliance Officer and meets periodically with the Chief Compliance Officer to monitor the company's compliance program;
- oversees environmental, social and governance (ESG) matters and receives periodic reports on our ESG programs; and
- reviews our political expenditure policies and expenditures, including payments to trade associations.

Scientific Committee

Current Committee Members	2019 Meetings
Richard J. Whitley, M.D. (Chair) Jacqueline K. Barton, Ph.D. John F. Cogan, Ph.D. Sandra J. Horning, M.D. Gayle E. Wilson Per Wold-Olsen	3

Our Scientific Committee advises our Board regarding our research strategies, including providing strategic advice on our current and planned research programs and emerging science and technology issues and trends.

Executive Sessions

As required by our Board Guidelines, our independent directors meet in regularly scheduled executive sessions at which only they are present. Our Lead Independent Director presides over these executive sessions. At these executive sessions, the independent directors review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Additionally, executive sessions may be convened by the Lead Independent Director at his discretion and will be convened if requested by any other independent director.

Board Processes

Certain Relationships and Related Person Transactions

Indemnity Agreements

We have entered into indemnity agreements with each of our executive officers (including our Named Executive Officers) and directors that provide, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of us, and otherwise to the full extent permitted under Delaware law and our bylaws.

Policies and Procedures

Our Audit Committee is responsible for reviewing and approving, in advance, all related person transactions. Related persons include any of our directors or executive officers, certain of our stockholders and their immediate family members, and transactions include any transaction or arrangement in which the amount involved exceeds $120,000 and where the company or any of its subsidiaries is a participant and a related person has a direct or indirect material interest. In reviewing and approving any such transactions, our Audit Committee considers all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third party and the extent of the related person's interest in the transaction. The responsibility for reviewing and approving such transactions is set forth in writing in the Audit Committee Charter. A copy of the Audit Committee Charter is available on our website at http://www.gilead.com on the Investors page under "Corporate Governance."

To identify related person transactions, each year we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transactions with us in which the executive officer or director or their immediate family members have a material interest.

We review related person transactions due to the potential for a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. In addition, our Nominating and Corporate Governance Committee determines, on an annual basis, which members of our Board meet the definition of independent director under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines. The obligation for this determination is set forth in writing in the Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee Charter is available on our website at http://www.gilead.com on the Investors page under "Corporate Governance." Our Nominating and Corporate Governance Committee reviews and discusses any relationships with directors that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. Finally, our Code of Ethics establishes the corporate standards of behavior for all our employees, officers and directors and sets our expectations of contractors and agents. The Code of Ethics is available on our website at http://www.gilead.com on the Investors page under "Corporate Governance." Our Code of Ethics requires any person who becomes aware of any departure from the standards in our Code of Ethics to report his or her knowledge promptly to a supervisor or an attorney in the legal department.

In 2019, there were no related person transactions or conflicts of interest.

Compensation of Non-Employee Board Members

The members of our Board play a critical role in guiding our strategic direction and overseeing our management. In recent years, the evolving role and responsibilities of a public company board have increased the time commitment required for, and risks associated with, board service. As a result, the demand for highly qualified and experienced individuals who are capable of serving as the directors of a large public company has also increased.

These dynamics make it imperative that we provide a competitive compensation program for our non-employee directors. Such directors are accordingly compensated based upon their respective levels of Board participation and responsibilities, including service on Board committees, and receive a combination of annual cash retainers and equity compensation in the form of stock options and restricted stock unit awards. In addition, our non-employee directors are also reimbursed for their business-related expenses incurred in connection with attendance at Board and committee meetings and related activities. Our employee directors do not receive additional compensation for their service on our Board.

Our Compensation Committee reviews our non-employee director compensation program on an annual basis with its independent advisor. Any recommended changes to the program are then presented to the independent members of our Board for their consideration and approval.

Our non-employee directors are compensated through annual equity awards under a pre-established grant-date fair value formula and annual cash retainers for Board and Board committee service.

Cash Payments and Equity Awards

The following table sets forth the compensation arrangements for our non-employee Board members during 2019:

	2019 Non-Employee Board Member Compensation		
		Grant-Date Value of Equity Awards[2]	
	Cash Payment[1]	Options[4]	Restricted Stock Units[4]
All Non-Employee Board Members	$75,000 retainer	$150,000	$150,000
Lead Independent Director	$40,000 / $75,000[3] additional cash retainer	None	None
Audit Committee Chair	$20,000 additional cash retainer	None	None
Compensation Committee Chair	$15,000 additional cash retainer	None	None
Nominating and Scientific Chairs	$15,000 additional cash retainer	None	None
Committee Member (in addition to any Committee Chair fees)	$20,000 additional cash retainer for each committee	None	None

[1] A non-employee Board member's actual annual cash retainer will be equal to the aggregate of his or her retainer fee for Board service ($75,000) plus his or her retainers for service on one or more Board committees (e.g., if the Audit Committee Chair also serves as a member on the Compensation Committee, the total dollar amount of the cash retainer will be $135,000).

[2] The number of shares of our common stock subject to the option portion of the annual equity award will be calculated as follows: $150,000 divided by [(closing market price per share of our common stock on the grant date) multiplied by (Black-Scholes option-valuation percentage)], with any fractional share rounded down to the next whole share. The number of shares of our common stock subject to the restricted stock unit portion of the annual equity award will be calculated by dividing $150,000 by the closing market price per share of our common stock on the award date, with any fractional share rounded down to the next whole share.

[3] The Lead Independent Director will receive an additional retainer of $75,000 should the Lead Independent Director not serve on any committees of the Board or $40,000 should the director serve on a committee (in addition to any retainer amounts for committee service).

[4] The Lead Independent Director, committee chairs and other committee members do not receive any additional equity awards for their Lead Independent Director or committee service.

Deferred Compensation Plan

Our Deferred Compensation Plan allows our non-employee directors to defer all or a portion of their cash retainer each year. The deferred amount may either be immediately converted into phantom shares of our common stock or invested in a designated group of investment funds, neither of which results in above-market interest under disclosure rules. To the extent that a non-employee director elects to defer his or her cash retainer into phantom shares, the resulting number of phantom shares of our common stock will be determined by dividing the deferred amount by the fair market value per share of our common stock on the conversion date. The resulting number of phantom shares will be paid out in actual shares of our common stock at the end of the deferral period. If the non-employee director elects to defer his or her retainer into investment funds, then he or she may select from among the investment funds available under the Deferred Compensation Plan. These investment funds are substantially the same as those available under our broad-based Section 401(k) employee savings plan.

A non-employee director may elect to receive his or her deferred account balance at a designated age that is no earlier than age 50 and no later than age 75, or on the date of his or her cessation of Board service or on the second or fifth anniversary of that cessation date, in a lump sum or in annual installments not to exceed 10 years. An early distribution is permitted in the event of a financial hardship. In the event of death, an account balance will be distributed in a lump sum to the director's designated beneficiary.

Stock Ownership Guidelines

We have stock ownership guidelines to encourage our non-employee directors to retain a significant portion of their shares of our common stock. These stock ownership guidelines require our non-employee directors to hold shares of our common stock with an aggregate fair market value equal to or greater than five times their annual retainer. This guideline is to be achieved over a five-year period, measured from the date the non-employee director first joins our Board. As of December 31, 2019, all members of our Board were in compliance with our stock ownership guidelines.

Terms of Equity Awards

The stock options granted to our non-employee directors have an exercise price equal to the fair market value per share of our common stock on the date of grant (based on the closing market price for our common stock on that date as reported on the Nasdaq Global Select Market). Each option has a maximum term of 10 years, subject to earlier termination three years after the non-employee director's cessation of Board service. Each option vests in successive equal quarterly increments over a one-year period, measured from the date of grant. The restricted stock unit awards granted to our non-employee directors vest upon the completion of one year of Board service measured from the date of grant. Initial equity awards for new non-employee directors are prorated based on the number of days remaining in the compensation period in which they commence Board service. The shares that vest under restricted stock unit awards may, pursuant to a director's advance election, be subject to a deferred issuance in up to five annual installments following his or her cessation of Board service.

The table below summarizes the compensation paid by us to our non-employee Board members for the 2019 fiscal year:

2019 Director Compensation

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2][5]	Option Awards[3][5]	Total
Jacqueline K. Barton, Ph.D.	$ 95,000	$149,979	$149,998	$394,977
John F. Cogan, Ph.D.	$155,000[4]	$149,979	$149,998	$454,977
Kelly A. Kramer	$115,000[4]	$149,979	$149,998	$414,977
Kevin E. Lofton	$115,000	$149,979	$149,998	$414,977
Harish Manwani	$ 95,000	$149,979	$149,998	$394,977
Richard J. Whitley, M.D.	$130,000	$149,979	$149,998	$429,977
Gayle E. Wilson	$130,000	$149,979	$149,998	$429,977
Per Wold-Olsen	$150,000	$149,979	$149,998	$449,977

[1] Represents cash retainer for serving on our Board and committees of the Board.

[2] Represents the grant-date fair value of the RSU award under our 2004 Equity Incentive Plan (as amended and restated, the "2004 Plan") covering 2,270 shares granted to each non-employee Board member on May 8, 2019. The applicable grant-date fair value of each award was determined in accordance with Accounting Standards Codification Topic 718 ("Topic 718") and accordingly calculated by multiplying the number of shares of our common stock subject to the award by the closing price per share of our common stock on the award date, without any adjustment for estimated forfeitures related to such service vesting. No other stock awards were made to non-employee Board members during the 2019 fiscal year.

[3] Represents the grant-date fair value of the stock option grant covering 11,848 shares with an exercise price of $66.07 per share made to each non-employee Board member on May 8, 2019. The applicable grant-date fair value of each award was calculated in accordance with Topic 718 and did not take into account any estimated forfeitures related to such service vesting. Assumptions used in the calculation of grant-date fair value are set forth in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2019, included in our Annual Report on Form 10-K for such fiscal year filed with the SEC. No other option grants were made to non-employee Board members during the 2019 fiscal year.

[4] Dr. Cogan and Ms. Kramer elected to defer their entire retainer fees of $155,000 and $115,000, respectively, as a cash deferral under our Deferred Compensation Plan.

[5] The following table shows, for each named individual, the aggregate shares under stock awards, the aggregate shares underlying option awards and the aggregate phantom shares held by that individual as of December 31, 2019:

Name	Aggregate Stock Awards Outstanding as of December 31, 2019[a]	Aggregate Option Awards Outstanding as of December 31, 2019	Aggregate Phantom Shares as of December 31, 2019[b]
Jacqueline K. Barton, Ph.D.	4,553	23,463	—
John F. Cogan, Ph.D.	4,553	115,842	—
Kelly A. Kramer	6,794	37,331	—
Kevin E. Lofton	10,164	115,842	2,738
Harish Manwani	2,270	21,344	—
Richard J. Whitley, M.D.	6,298	94,122	6,970
Gayle E. Wilson	2,270	115,842	—
Per Wold-Olsen	2,270	115,842	—

[a] Aggregate stock awards include both unvested RSUs and vested RSUs for which receipt of the underlying shares of our common stock has been deferred. RSU awards accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding RSU awards. Dividend equivalents are accumulated and paid in cash when the underlying shares are issued.

[b] Dividends on phantom shares are accrued and reinvested to acquire additional phantom shares quarterly.

Audit Matters

‣ Ratification of the Selection of Independent Registered Public Accounting Firm

Our Audit Committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020 and has further directed that we submit the selection of our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited our financial statements since our inception in 1987.

Our Board unanimously recommends a vote "**FOR**" Proposal 2.

Annual Evaluation and Selection of Independent Auditor

To help ensure continuing auditor independence, our Audit Committee annually reviews Ernst & Young LLP's independence and performance in connection with the Committee's determination of whether to retain Ernst & Young LLP or engage another firm as our independent auditor. In the course of these reviews, our Audit Committee considers, among other things:

- Ernst & Young LLP's historical and recent performance on the Gilead audit;
- Ernst & Young LLP's institutional knowledge and expertise regarding Gilead's global business, accounting policies and practices and internal control over financial reporting;
- the professional qualifications of Ernst & Young LLP, the lead audit partner and other key engagement partners;
- Ernst & Young LLP's disclosures related to audit quality and performance, including recent Public Company Accounting Oversight Board (the "PCAOB") inspections;
- the appropriateness of Ernst & Young LLP's audit fees, including the fees that Ernst & Young LLP receives for non-audit services;
- the quality and candor of Ernst & Young LLP's communications with the Audit Committee and management; and
- the potential impact of changing our independent registered public amounting firm.

Based on this evaluation, our Audit Committee has determined that Ernst & Young LLP is independent and that it is in the best interest of Gilead and its stockholders to continue to retain Ernst & Young LLP to serve as our independent auditors for the 2020 fiscal year.

Rotation of Lead Audit Partner

The Audit Committee requires the lead audit partner to be rotated at least every five years. The process for selection of Gilead's lead audit partner pursuant to this rotation involves a meeting between the Chair of our Audit Committee and the candidate for the role as well as discussion by the full Audit Committee and management. Our last rotation of lead audit partner was in 2018.

Principal Accountant Fees and Services

Our Audit Committee is responsible for audit firm compensation. The aggregate fees billed by Ernst & Young LLP for the years ended December 31, 2019 and 2018 for the professional services described below are as follows:

	2019	2018
Audit Fees[1]	$ 8,342,000	$ 8,228,000
Audit-Related Fees[2]	$ 4,000	$ 105,000
Tax Fees[3]	$ 2,092,000	$ 2,748,000
All Other Fees[4]	$ 67,000	$ 4,000
Total	$10,505,000	$11,085,000

[1] Represents fees incurred for the integrated audit of our consolidated financial statements and of our internal control over financial reporting and review of the interim condensed consolidated financial statements, as well as fees incurred for audit services that are normally provided by Ernst & Young LLP in connection with other statutory or regulatory filings or engagements.

[2] Represents fees incurred for assurance and related services that are traditionally performed by Ernst & Young LLP, are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These fees included accounting consultation services primarily related to implementation of new accounting standards and fees incurred in connection with specified procedures performed by Ernst & Young LLP in relation to user-defined reports.

[3] Represents fees primarily incurred in connection with domestic and international tax compliance and tax consultation services.

[4] Represents fees incurred in providing miscellaneous permitted advisory services in 2019 and accessing Ernst & Young LLP's online research database in 2019 and 2018.

All of the services described above were pre-approved by our Audit Committee. The Committee concluded that the provision of these services by Ernst & Young LLP would not affect their independence.

Pre-Approval Policy and Procedures

To minimize relationships that could impair the objectivity of Ernst & Young LLP, our Audit Committee adopted policies and procedures for the pre-approval of audit and permissible non-audit services rendered by Ernst & Young LLP. Under this policy, our Audit Committee must pre-approve all services provided by Ernst & Young LLP, and the policy prohibits the engagement of Ernst & Young LLP for certain specified services. The policy permits the engagement of Ernst & Young LLP for services approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. The policy also permits engagement of Ernst & Young LLP for other services approved by our Audit Committee if there is a persuasive business reason for using Ernst & Young LLP over other providers. The policy provides that, as a general rule of thumb, the fees for these other services should be less than 25% of total audit fees. Pre-approval may be given as part of our Audit Committee's approval of the scope of Ernst & Young LLP's engagement or on an explicit case-by-case basis before Ernst & Young LLP is engaged to provide each service. The pre-approval of services may be delegated by our Audit Committee to a member of the Audit Committee. Our Audit Committee receives quarterly reports on the scope of services provided to date and planned to be provided by Ernst & Young LLP in the future.

Representatives of Ernst & Young LLP are expected to be present at our Annual Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from stockholders.

Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, our Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, our Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, our Audit Committee may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Gilead and our stockholders.

Audit Committee Report

Our Audit Committee is composed of three directors and operates under a written charter adopted by the Board of Directors. Our Board has determined that all members of our Audit Committee are "independent" directors under the criteria specified by applicable laws and regulations of the SEC, the listing rules of Nasdaq and our Board Guidelines, including the heightened independence standards under Exchange Act Rule 10A-3.

Our Audit Committee oversees, on behalf of our Board, our corporate accounting, financial reporting process and systems of internal accounting and financial controls. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

Our Audit Committee is responsible for the selection, appointment, retention, compensation, oversight of the independent registered public accounting firm, Ernst & Young LLP. Our Audit Committee reviewed and discussed with Ernst & Young LLP the auditors' independence from Gilead and its management. As part of that review, we received the written disclosures and the letter required by applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and our Audit Committee discussed Ernst & Young LLP independence from Gilead.

We also considered whether Ernst & Young LLP's provision of non-audit services to Gilead is compatible with the auditor's independence. Our Audit Committee concluded that Ernst & Young LLP is independent from Gilead and its management.

We adopted auditor independence policies and procedures for the pre-approval of audit and permissible non-audit services rendered by Ernst & Young LLP. The policy permits the engagement of Ernst & Young LLP for services approved by our Audit Committee in defined categories such as audit services, audit-related services and tax services. The policy also permits engagement of Ernst & Young LLP for other services approved by our Audit Committee if there is a persuasive business reason for using Ernst & Young LLP over other providers. Our Audit Committee receives quarterly reports on the scope of services provided to date and planned to be provided by Ernst & Young LLP in the future.

Our Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2019 with management and Ernst & Young LLP. Our Audit committee has reviewed and discussed with Ernst & Young LLP the matters required to be discussed with the Audit Committee by the applicable requirements of the PCAOB and the SEC.

Based upon these reviews and discussions, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements be included in Gilead's Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC. Our Board has approved this inclusion.

Audit Committee

Kelly A. Kramer, *Chair*
John F. Cogan, Ph.D.
Kevin E. Lofton

Executive Officers

The names of our executive officers who are not also directors of Gilead and certain information about each of them as of March 24, 2020 are set forth below.

See Mr. O'Day's biography above under "Nominees" on page 19.



Age: 50

Joined Gilead:
2016

Position:

Executive Vice President and Chief Financial Officer

Andrew D. Dickinson

Mr. Dickinson serves as Gilead's Executive Vice President and Chief Financial Officer, responsible for the oversight of the company's global finance, corporate development, information technology, operations and strategy organizations.

Mr. Dickinson joined Gilead in 2016 and prior to his current role served as head of the company's corporate development and strategy group. In that role, Mr. Dickinson drove all of Gilead's licensing, partnership and acquisition transactions and guided investments into new areas. Prior to his tenure at Gilead, Mr. Dickinson was the global Co-Head of Healthcare Investment Banking at Lazard. Earlier in his career, he served as General Counsel and Vice President of Corporate Development at Myogen, Inc., which was acquired by Gilead in 2006.

Mr. Dickinson received his bachelor's degree in molecular, cellular and developmental biology from the University of Colorado at Boulder and his law degree from Loyola University of Chicago.



Age: 50

Joined Gilead:
2019

Position:

Chief Commercial Officer

Johanna Mercier

Ms. Mercier leads Gilead's Commercial organization with responsibility for commercializing Gilead's therapies in countries and regions around the world.

Prior to joining Gilead in July 2019, Ms. Mercier spent over 25 years at Bristol-Myers Squibb, where she was most recently President and Head of U.S., France, Germany, Japan, Korea and Taiwan. In her role, she oversaw a complex organization comprising a majority of the company's business. Ms. Mercier was also actively engaged with the policy and advocacy community to ensure the affordability and access of prescription medicines to patients.

Ms. Mercier began her career in sales and marketing in Canada, then went on to lead worldwide early and clinical portfolios, followed by market teams across both the U.S. and Europe. She was Bristol-Myers Squibb's General Manager of UK & Ireland and later President of Worldwide Markets for Europe, Australia and Canada. In her most recent role, which included responsibility for the U.S. business and other priority markets, she successfully evolved the culture and drove strong commercial execution with double-digit growth and multiple launches that changed the standard of care in melanoma and renal cancers.

Ms. Mercier holds a science degree from the University of Montreal and an MBA from Concordia University.

GILEAD
Creating Possible



Age: 57

Joined Gilead:
2019

Position:

Chief Medical Officer

Merdad V. Parsey, M.D., Ph.D.

Dr. Parsey is Gilead's Chief Medical Officer, responsible for overseeing the company's global clinical development and medical affairs organizations. In his role, Dr. Parsey supervises all clinical trials and development operations. Together with the leadership team, he works to advance clinical development strategies and programs with the goal of changing the trajectory of disease and transforming care for the patients of today and tomorrow.

Dr. Parsey joined Gilead in 2019, after serving as Senior Vice President of Early Clinical Development at Genentech, where he led clinical development for areas including inflammation, oncology and infectious diseases. Prior to Genentech, Dr. Parsey served as President and CEO of 3-V Biosciences (now Sagimet BioSciences), held development roles at Sepracor, Regeneron and Merck and was Assistant Professor of Medicine and Director of Critical Care Medicine at the New York University School of Medicine.

He completed his M.D. and Ph.D. at the University of Maryland, Baltimore, his residency in Internal Medicine at Stanford University and his fellowship in Pulmonary and Critical Care Medicine at the University of Colorado.

Dr. Parsey currently serves on the Board of Directors for Sagimet BioSciences.



Age: 52

Joined Gilead:
2005

Position:

Executive Vice President, Corporate Affairs and General Counsel

Brett A. Pletcher

Mr. Pletcher leads a group at Gilead that includes the government affairs and policy, public affairs, and legal organizations. In his role, he oversees our work to shape health policy and communicate the company's perspective across external audiences. As General Counsel, he is also responsible for all of the company's legal functions, including intellectual property, litigation and compliance efforts associated with the promotion of our products.

Before joining Gilead in 2005, Mr. Pletcher was a partner in the law firm of Gunderson Dettmer, LLP, where he provided corporate and securities services to emerging growth public and private companies as well as venture capital investors.

Mr. Pletcher received his bachelor's degree in economics and political science from the University of California, Riverside and earned his law degree from the University of California, Berkeley's Boalt Hall School of Law..

Executive Compensation

Proposal 3

▸ Advisory Vote to Approve the Compensation of Our Named Executive Officers

Based upon a vote of stockholders at our 2019 annual meeting of stockholders, and following our Board's recommendation for an annual advisory vote to approve the compensation of the Named Executive Officers, we are providing stockholders with an advisory vote to approve the compensation of our Named Executive Officers. Although the vote is non-binding, our Board and Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions affecting our executive officers.

We encourage our stockholders to read the Compensation Discussion and Analysis, beginning on page 38, which describes the details of our executive compensation program and the decisions made by the Compensation Committee in 2019. Our 2019 corporate achievements are described under "Corporate Performance Objectives and Achievements for 2019" in the Compensation Discussion and Analysis.

Our stockholders are being asked to approve by advisory vote the following resolution relating to the compensation of the Named Executive Officers in this Proxy Statement:

"RESOLVED, that Gilead's stockholders hereby approve the compensation paid to Gilead's executive officers named in the Summary Compensation Table of this Proxy Statement, as that compensation is disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the various compensation tables and the accompanying narrative discussion included in this Proxy Statement."

The vote on this resolution is not intended to address any specific element of compensation; rather the vote relates to the compensation of the Named Executive Officers, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC.

Under our Board's policy of providing annual advisory votes on executive compensation, the next such vote will occur at the 2021 annual meeting of stockholders.

> Our Board unanimously recommends a vote "**FOR**" Proposal 3.

Compensation Discussion and Analysis

2019 was a pivotal year for Gilead with a strong focus on building the foundation for our next chapter. In 2019, we developed and communicated our new corporate strategy which focuses on expanding internal and external innovation, strengthening our portfolio strategy, increasing patient access and benefits, and continuing to evolve our culture, all of which we believe will be critical to our continued success. During this time, we also had a number of senior executive transitions, including the appointment of Daniel P. O'Day as Chairman and Chief Executive Officer. Following a comprehensive search, Mr. O'Day was appointed as our new Chief Executive Officer, effective March 1, 2019. Mr. O'Day brings more than 30 years of experience in executive management, strong leadership and operational excellence, having held diverse positions across North America, Asia Pacific and Europe. Most recently, Mr. O'Day served as the Chief Executive Officer of Roche Pharmaceuticals, the pharma division of Roche Group. Our Board views Mr. O'Day as a transformational leader with a track record of success in highly scientific and competitive therapeutic areas, a deep understanding of the evolving healthcare environment around the world, and an unwavering commitment to driving innovation across all aspects of a business. Our Board believes these attributes are critical to advancing our goals and driving stockholder value in the future.

Over the course of the year, Mr. O'Day assembled his key leadership team composed of executives who have the right combination of financial, commercial, scientific and legal expertise to drive us into the future and execute on our new strategy. Several members of the leadership team were either hired externally or recently promoted from within. Our 2019 Named Executive Officers serving as of the end of the year were as follows:

    

Daniel P. O'Day
Chairman and Chief Executive Officer ("Chief Executive Officer")
(joined Gilead March 1, 2019)

Andrew D. Dickinson
Executive Vice President and Chief Financial Officer
(appointed effective November 1, 2019)

Johanna Mercier
Chief Commercial Officer
(joined Gilead July 1, 2019)

Merdad V. Parsey, M.D., Ph.D.
Chief Medical Officer
(joined Gilead November 1, 2019)

Brett A. Pletcher
Executive Vice President Corporate Affairs and General Counsel

We also had a number of executives discontinue employment during 2019 (our "former Named Executive Officers"). Our Named Executive Officers also include the following four individuals, who ceased to serve as Gilead executives during 2019:

• Gregg H. Alton, our former interim Chief Executive Officer through February 28, 2019, and our Chief Patient Officer through October 4, 2019, resigned for Good Reason as defined under the Retention Program (as defined below) and continued to serve as a non-executive Senior Advisor until January 3, 2020;

• Robin L. Washington, our former Executive Vice President and Chief Financial Officer through October 31, 2019, retired as a non-executive Senior Advisor on March 1, 2020;

• Laura J. Hamill, our former Executive Vice President Worldwide Commercial Operations, was terminated without Cause as defined under the Retention Program on July 1, 2019; and

• John G. McHutchison, M.D., our former Chief Scientific Officer and Head of Research and Development, resigned from the company on August 2, 2019.

2019 was an atypical year from a compensation perspective given the changes at the executive level. The 2019 compensation of the Named Executive Officers, as reflected in the Summary Compensation Table, includes new hire, promotion and ongoing annual compensation elements. This Compensation Discussion and Analysis addresses the 2019 annual compensation of our 2019 Named Executive Officers and separately discusses the elements of their 2019 compensation associated with their hiring or promotion that are reflected in the Summary Compensation Table on page 65.

2019 Chief Executive Officer Compensation Overview

Our Board maintains a measured approach to compensation in transition-related situations, reflected by the following compensation philosophies:

• Annual pay should be targeted competitively relative to peers, with a significant emphasis on performance-based compensation.

• Make-whole payments, if provided, should be carefully designed to align in form and timing with what the individual is forfeiting.

Consistent with the foregoing, our Board approved an ongoing pay structure for our new Chief Executive Officer, which closely aligned to the market median pay, as well as to that of our former Chief Executive Officers' pay, and a significant portion of which is performance-based compensation. Mr. O'Day's 2019 pay also included one-time make-whole payments, which parallel the form and timing of payments Mr. O'Day forfeited at his former employer of 30 years and offset other economic consequences of accepting employment with us. Our Compensation Committee considered Mr. O'Day's annual pay structure separately from the one-time, make-whole payments when approving his compensation. Our Compensation Committee also determined that it was appropriate to provide one-time make-whole payments to Mr. O'Day to offset compensation and benefits he forfeited by leaving his former employer, and for other economic consequences of accepting employment with us, but our Compensation Committee did not provide any other inducement or new hire awards to Mr. O'Day.

The table below summarizes Mr. O'Day's annual compensation, as well as the one-time make-whole payments.

CEO 2019 Annual Compensation Structure	Make-Whole Compensation for Forfeited Pay & Benefits
Annual pay was targeted competitively with a significant emphasis on performance-based compensation.	Intended to compensate Mr. O'Day for pay and benefits forfeited after leaving an employer of 30 years. The intent was to parallel the form and timing of the forfeited payments, so that Mr. O'Day was no better or worse off than if he had remained with his former employer.
Annual Base Salary $1,600,000	**Restricted Stock Units** Grant date fair value of $8.5M, vesting over three years. Award was intended to compensate Mr. O 'Day for forfeited equity that would have vested during the same time period.
+	**+**
Annual Cash Bonus Targeted at 150% of base salary	**One-Time Cash Payment** $5.675M, subject to repayment if employment is terminated for Cause or without Good Reason prior to completing one year of service. Cash value was intended to compensate Mr. O 'Day for his forfeited 2018 bonus with his former employer and other economic consequences of accepting employment with us.
+	**+**
Long-Term Incentive For 2019, received an annual equity award totaling $12M (50% performance shares, 25% stock options, 25% restricted stock units)	**Deferred Compensation** Gilead does not have a pension plan. In order to compensate for pension benefits forfeited, Gilead will credit a $750,000 employer contribution to Mr. O'Day's individual deferred compensation account for each of the first five years of his service, starting one year after his start date.

Key Achievements in 2019

Following his appointment, Mr. O'Day immediately focused his efforts on building on the strength of our core business and strong cash flow to position Gilead for continued success, including rolling out a new corporate strategy to drive future growth. Throughout the year, Mr. O'Day made several strategic decisions and changes to drive Gilead into our next chapter. In March, we announced that Kite would become a separate operating company. In July, we announced the expansion of our strategic collaboration with Galapagos that doubled Gilead's R&D footprint and increased our potential to deliver transformational new medicines. In September, we created a new external innovation function tasked with increasing the size and diversity of our pipeline. And by November, we had our experienced leadership team in place. With the fresh perspective of new leaders and the deep experience of continuing leaders, we are well-positioned for growth in multiple therapeutic areas in an increasingly complex healthcare environment.

Other key accomplishments during the year include:

- Biktarvy, is now the number one prescribed HIV regimen in the United States and continues to be the strongest HIV launch in the United States and multiple other countries. Biktarvy sales for 2019 increased 300% year-over-year. Our HIV franchise continues to experience robust growth with 14% Compound Annual Growth Rate growth since 2011 and 12% revenue growth in 2019.
- Descovy received U.S. approval for pre-exposure prophylaxis ("PrEP") for people at-risk for contracting HIV. ~27% of individuals on PrEP in the United States are now on Descovy.
- We submitted a new drug application ("NDA") for filgotinib for rheumatoid arthritis. Launch preparations are underway in the United States, Europe and Japan.
- We continued to expand our business in key geographies, including China. We had four products in China added to the National Reimbursement Drug List in 2019.
- We significantly enhanced our research pipeline by completing 27 collaborations, partnerships and strategic investments in 2019, including our collaboration with Galapagos which provides Gilead with access to Galapagos' pioneering research capabilities and an innovative portfolio of compounds, doubling our R&D footprint.

GILEAD
Creating Possible

Compensation Philosophy

Our executive compensation program is built on six fundamental principles that reflect the nature of our business and industry:

- • Pay-for-Performance
- • Market Competitiveness
- • Balance the Short- and Long-Term Perspective
- • Stockholder Alignment
- • Cost-Effectiveness
- • Egalitarian Approach

We maintain "best-in-class" governance standards for the oversight of our executive compensation program. As in prior years, the following policies and practices were in effect during 2019:

What We Do

- ✔ Robust executive stock ownership guidelines
- ✔ Clawback policy covers both cash and equity and allows for recoupment of compensation if financial results are subsequently restated or for significant misconduct
- ✔ Pre-established grant date policy for executive officers' annual equity awards
- ✔ Limited perquisites for executive officers
- ✔ Compensation Committee's independent consultant performs no other work for Gilead

What We Do Not Do

- ✖ No repricing of stock options without stockholder approval
- ✖ No single trigger change in control severance benefits
- ✖ No change in control excise tax gross-ups
- ✖ Employees and Directors are prohibited from hedging and pledging our stock
- ✖ No dividend or dividend equivalent rights payable on unearned or unvested equity awards

Stockholder Engagement and 2019 Vote on Named Executive Officer Compensation

At the 2019 annual meeting of stockholders, approximately 91% of the votes cast voted in favor of the compensation of our named executive officers at the time. Our Compensation Committee carefully reviews voting results and feedback from our stockholder engagement activities when making executive compensation decisions. During 2019, we contacted stockholders representing approximately 51% of our outstanding shares, compared to 38% the prior year, to gain valuable insights.



We contacted holders of **51%** of our outstanding shares

Our Lead Independent Director met with holders representing **27%** of our outstanding shares and the two largest proxy advisory firms

We met with holders representing **41%** of our outstanding shares and the two largest proxy advisory firms

During these meetings, we discussed key corporate governance topics and asked our stockholders whether they had any concerns or feedback about our current executive compensation program, including one-time make-whole awards provided to our new executives in connection with their recruitment to Gilead. Our Lead Independent Director also met with stockholders representing approximately 27% of our outstanding shares and the two largest proxy advisory firms. Of the stockholders we met, none expressed significant concerns about the design or amounts paid pursuant to our compensation programs, including our one-time make-whole payments.

Based on feedback received from our investors and in order to align with our new strategy, our Compensation Committee approved certain changes to our annual bonus structure for 2020, including introducing non-GAAP operating income as a metric. Consistent with prior years, we continued to establish rigorous financial, research and development, and strategic goals for earning performance-based incentives. Changes to the 2020 annual bonus structure are discussed in greater detail on page 50. Stockholders may express their views directly to our Compensation Committee as described in our "Stockholder Communications with the Board" policy, available on our website at http://www.gilead.com on the Investors page under "Corporate Governance."

Compensation Overview

Elements of Annual Compensation

Our Compensation Committee annually reviews our Named Executive Officers' compensation, payment criteria, pay outcomes and goals. **Based on this review, our Compensation Committee believes our executive compensation program is fair and delivers pay that is aligned with stockholder returns**.

A summary of our Named Executive Officers' annual compensation awarded or earned during 2019 is set forth below (excluding one-time make-whole payments that were part of our leadership transition and described in more detail on page 53):

Compensation Component[(1)]

Base Salary

Payment Criteria

Fixed annual compensation reviewed annually with any increases effective March 1

Annual Bonus

Payment Criteria

Chief Executive Officer:

- 100% corporate performance
- Target = 150% of base salary
- Maximum = 150% of target

Other Named Executive Officers:

- 75% corporate/25% individual performance
- Target = 100% of base salary
- Maximum = 150% of target

Corporate performance assessed on:

- Product pipeline development: 40%
- Launch and support products: 20%
- Financial results: 30%
- Organizational achievements: 10%

2019 Compensation Summary

- Annual bonus earned at 130% of target for our Chief Executive Officer, based on short-term financial and strategic business achievements
- Annual bonus earned at 123% to 130% of target for other Named Executive Officers

Equity Compensation

Payment Criteria

- 50% delivered in performance share units "performance shares" earned over three years based on relative Total Shareholder Return ("TSR") and annual revenue targets
  - There is no payout if performance falls below a minimum threshold
  - TSR awards are capped at target if absolute TSR is negative
- 25% delivered in stock options that vest over four years beginning one year after grant, with quarterly vesting after year one
- 25% delivered in restricted stock units that vest over four years beginning one year after grant

2019 Compensation Summary

- 2017 performance shares paid out at 83.7% of target with an actual value delivered at 73% of the original target grant date due to the ending share price
  - Relative TSR tranche of performance shares for 2017-2019 **earned at 4.0%** of target shares
  - Absolute revenue tranche of performance shares for 2017-2019 **earned at 163.4%** of target shares

(1) Dr. Parsey was not eligible for a 2019 bonus due to his November 2019 hire date.

Pay and Performance Alignment

Our industry's business model is characterized by significant capital investment, long lead times for discovery and development and unpredictable outcomes due to the nature of developing medicines for human use.

Our business involves multi-year development cycles, in which the return on investments in our product pipeline may take 12 years or more. Thus, our compensation programs establish goals and metrics to measure performance over the short- and long-term. Our executive compensation programs focus not only on the successful progression of research programs, clinical trials and the launch of new products, but also on performance across a range of shorter-term goals and milestones that advance our long-term strategy and longer-term value creation for our stockholders. As a result of long development cycles, success in the early phases of development, while critical to achieving our long-term strategy and short-term goals, may not be reflected in our operating performance and share price until several years in the future.

Our long-term incentives, awarded in the form of performance shares, stock options and restricted stock units, align executives' compensation directly with TSR performance. As a result, a substantial portion of the target total direct compensation ("TDC") for each Named Executive Officer is at-risk and tied directly to Gilead's performance with an appropriate balance between short- and long-term corporate goals, as shown below. TDC is comprised of annual base salary, target annual bonus, and target annual equity incentives based on their grant date fair values, and excludes any one-time make-whole awards or payments that were part of our leadership transition.

Chief Executive Officer



10% Base Salary
15% Bonus
75% Equity
90.0% At Risk

Other Named Executive Officers



17.6% Base Salary
17.6% Bonus
64.8% Equity
82.4% At Risk

In aggregate, **target TDC for our Named Executive Officers approximated the median compared to our peers.** However, target pay opportunity is not representative of actual realized pay unless we perform. For example:

- As of December 31, 2019, all the stock options granted to our Named Executive Officers over the past four years were underwater, or "out of the money."

- In addition, our performance share awards that vested over the same period, have paid out below target.

To illustrate the alignment of our annual compensation program with stockholder value, the following table compares the average 2017 long-term equity incentive ("LTI") target value to the average actual payout for our Named Executive Officers who received a 2017 award[1] and shows that only 37% of the target value was delivered.

Average 2017 LTI Target Versus Average Actual LTI Payout
($ in thousands)



$3,161

-63%

$1,164

■ Performance Shares[2][3]
■ Stock Options[4]

Average Target Variable Compensation

Average Actual Variable Compensation

---

[1]   Brett A. Pletcher, Gregg H. Alton and Robin L. Washington received a 2017 LTI award. The chart excludes John G. McHutchison, M.D., due to his being equity retirement eligible and receiving a pro-rated vesting.

[2]   Target performance share value is based on grant-date fair value of the 2017 performance shares at 100% target level attainment.

[3]   Actual performance share award value is based on 4% payout for the TSR tranche and 163.4% for the absolute revenue tranches, valued at the $64.30 share price as of the release date of January 29, 2020.

[4]   Target stock option value is based on the 2017 stock option grant, valued at the grant date fair value. Stock options have no value as of December 31, 2019.

Leadership Changes

Chief Executive Officer Succession

Following a comprehensive search, Mr. O'Day was appointed as our new Chairman and Chief Executive Officer, effective March 1, 2019. Mr. O'Day brings more than 30 years of experience in executive management, strong leadership and operational excellence, having held diverse leadership roles across North America, Asia Pacific and Europe. Most recently, Mr. O'Day served as the Chief Executive Officer of Roche Pharmaceuticals, the pharma division of Roche Group. Our Board views Mr. O'Day as a transformational leader with a track record of success in highly scientific and competitive therapeutic areas, a deep understanding of the evolving healthcare environment around the world, and an unwavering commitment to driving innovation across all aspects of a business. Our Board believes these attributes are critical to advancing our goals and driving stockholder value in the future.

Appointment of Mr. Dickinson to Executive Vice President, Chief Financial Officer

Mr. Dickinson was appointed to Executive Vice President, Chief Financial Officer, effective November 1, 2019, following an extensive search. Mr. Dickinson joined Gilead in 2016 as Senior Vice President, Corporate Development and was named Executive Vice President, Corporate Development and Strategy in 2018. In his prior role at the company, Mr. Dickinson transformed the way we approach corporate development, expanding the types of transactions executed and implementing a broader strategic approach to deal-making. He led the work of the company's 2017 acquisition of Kite and the 10-year, global research collaboration with Galapagos.

Hiring of Ms. Mercier, Chief Commercial Officer

After considering several exceptional candidates, we announced that Ms. Mercier would join the company as Chief Commercial Officer, effective July 1, 2019. Ms. Mercier brings to Gilead deep experience in senior commercial operational roles in geographies around the globe. She has held leadership positions in therapeutic areas, including oncology, inflammation and neuroscience. She joined Gilead from Bristol-Myers Squibb, where she most recently served as President and Head of the company's Large Markets division, which includes the United States, France, Germany and Japan. Over the course of her career, she has helped drive growth across key markets, pioneered innovative access strategies in the United States and Europe, and helped establish new standards of care for people with cancer.

Hiring of Dr. Parsey, Chief Medical Officer

Dr. Parsey joined the company as Chief Medical Officer, effective November 1, 2019. We considered many high caliber candidates for this role and Dr. Parsey brings deep scientific expertise, extensive experience and outstanding leadership skills. Dr. Parsey joined Gilead from Genentech, Inc., a member of the Roche Group, where he held the position of Senior Vice President, Early Clinical Development in the Genentech Research and Early Development group. In this role, he led clinical development, quality, compliance, informatics and clinical operations functions. He brings to Gilead significant clinical expertise across a broad array of therapeutic areas, including inflammation, oncology and infectious diseases.

See "One-Time Pay Actions Related to Leadership Changes" on page 53 for additional details related to our senior leadership changes.

Named Executive Officers' 2019 Annual Compensation

Base Salaries

The salaries for Mr. O'Day, Ms. Mercier and Dr. Parsey were established as part of the negotiations for them to join the company. In approving their salaries, our Compensation Committee considered the compensation of their predecessors, prevailing market rates, advice from the Committee's independent consultant and internal pay equity. The salary for our Chief Executive Officer was also approved by our Board. Base salaries for our other Named Executive Officers were based on individual achievements during 2018 and future expectations for their roles, as well as competitive market positioning. Annual base salary increases were effective as of March 1, 2019. In addition, in recognition of their new roles, each of Mr. Dickinson and Mr. Pletcher received a salary increase, effective November 1.

The 2019 base salaries for our Named Executive Officers were as follows:

Serving Named Executive Officer	2019 Base Salary[1]
Mr. O'Day	$1,600,000
Mr. Dickinson	$ 950,000
Ms. Mercier	$1,000,000
Dr. Parsey	$1,000,000
Mr. Pletcher	$ 950,000

[1]   Base salaries as of December 31, 2019.

Former Named Executive Officer	2019 Base Salary
Mr. Alton[1]	$1,065,000
Ms. Washington	$1,075,000
Ms. Hamill	$ 965,000
Dr. McHutchison	$1,025,000

[1]   Mr. Alton's base salary was reduced to $532,500 following his transition to a Senior Advisor on October 4, 2019.

Annual Bonuses

Our annual bonus plan is designed to reward the achievement of key short-term corporate objectives to recognize our commercial and research and development performance as well as achievement of strategic goals that serve as building blocks for our future product development and operational goals. Due to the nature of our business, our Compensation Committee evaluates performance in a number of pre-established categories that include granular pipeline and product objectives, in addition to near-term financial criteria and organizational goals. Given the long-term nature of our industry, our bonus plan focuses on shorter term strategic initiatives that position us to deliver longer term value to stockholders.

The annual bonus of our Chief Executive Officer was tied solely to our achievement of corporate financial and operational performance objectives based on our 2019 annual operating plan. The annual bonuses for our other Named Executive Officers were weighted 75% on achievement of the same corporate financial and operational performance objectives that applied to our Chief Executive Officer and 25% on each Named Executive Officer's achievement of individual performance objectives, with award amounts determined by the following formula:

$$\left[\text{Target Bonus} \times \text{Corporate Weighting (75\%)} \times \text{Corporate Performance} \right] + \left[\text{Target Bonus} \times \text{Individual Weighting (25\%)} \times \text{Individual Performance} \right] = \text{Actual Bonus Award}$$

Target Bonus Opportunities

The 2019 target bonus opportunities for our Named Executive Officers were established as a percentage of their base salaries. Actual earned amounts could range from 0% to 150% of the target opportunity, based on achievement of the relevant performance objectives as follows:

Serving Named Executive Officer[1]	2019 Target Bonus Opportunity (as a percentage of base salary)
Mr. O'Day	150%
Mr. Dickinson[2]	100%
Ms. Mercier[3]	100%
Mr. Pletcher	100%

[1]   Dr. Parsey commenced employment on November 1, 2019 and therefore was not eligible for a bonus for 2019. His 2020 target bonus opportunity as a % of base is 100%.

[2]   Mr. Dickinson was appointed Chief Financial Officer on November 1, 2019 and was eligible for a pro-rated bonus based on time served in his current and prior role.

[3]   Ms. Mercier commenced employment on July 1, 2019 and was eligible for a pro-rated bonus for 2019.

Former Named Executive Officer[1]	2019 Target Bonus Opportunity (as a percentage of base salary)
Mr. Alton	100%
Ms. Washington	100%
Ms. Hamill	100%
Dr. McHutchison	100%

[1]   Ms. Hamill and Dr. McHutchison were not eligible to receive a 2019 bonus.

Corporate Performance Objectives and Achievements for 2019

Our Compensation Committee considered our performance in 2019 against the foregoing pre-established annual objectives, the degree of difficulty in achieving the objectives and relevant events and circumstances that affected our performance. Based on these assessments, our Compensation Committee determined a corporate performance factor between 0% and 150% for each category, as shown below. The chart below illustrates our performance targets for each performance category as well as the key achievements considered in determining our performance level.

Our Compensation Committee can add or subtract an additional 10% to recognize unanticipated factors, provided that the total amount payable does not exceed the maximum bonus opportunity for the year. **If our Compensation Committee determines that the overall corporate performance factor for the year was less than 50%, no bonus is payable**. The goals that were achieved above target are noted in **bold** below.

Performance Target	2019 Results
40% **Build Pipeline For the Future**	Performance Factor: **120% of Target** **Results: 48%**
CORPORATE DEVELOPMENT	• Expand our pipeline of pre-clinical and clinical programs through partnerships and acquisitions.	• **We completed 27 partnership and investment transactions to enhance the research and development pipeline across therapeutic areas.**
RESEARCH	• Recommend seven compounds for development.	• We recommended seven compounds for development across multiple therapeutic areas.
HIV	• File supplemental New Drug Application ("sNDA") for Descovy PrEP by Q2 2019. • Initiate Phase 1a studies for TAF long acting drugs.	• Submitted sNDA in Q2 2019 with final approval received in Q4 2019. • We initiated Phase 1a study with TAF external program in September 2019; received "Safe to Proceed" notification from FDA and initiated Phase 1a study with TAF internal program in October 2019.
LIVER DISEASES	• Complete selonsertib Phase 3 data read out. • Complete Phase 2 NASH combination study for ATLAS and make Phase 3 initiation decision in Q4 2019.	• Selonsertib Phase 3 data read out did not support project continuation. • Received topline results from the Phase 2 ATLAS. Final determination for Phase 3 NASH initiation to be completed in 2020, behind schedule.
INFLAMMATION/ RESPIRATORY	• Advance the filgotinib program for rheumatoid arthritis.	• **We received 24-week data readout for filgotinib. Submitted NDA ahead of schedule. NDA is under priority review with the FDA.**
HEMATOLOGY/ ONCOLOGY	• File Investigational New Drug ("IND") application for Oral PD-L1 in Q2 2019. • First subject screened Phase 1 dose by Q3 2019.	• We submitted an IND application for Oral PD-L1 in May 2019 with safe to proceed notification received in June 2019. • First patient screened in August 2019 and dosed in September 2019.
CELL THERAPY	• Complete enrollment in Phase 3 study for Yescarta (ZUMA-7). • Complete enrollment in Phase 2 study for Yescarta (ZUMA-5) by Q4 2019. • File biologics license application (BLA) for KTE-X19 by Q4 2019.	• **We completed enrollment for ZUMA-7, ahead of schedule.** • **We completed enrollment for ZUMA-5, ahead of schedule.** • We completed BLA submission for KTE-X19 in Q4 2019.

Performance Target	2019 Results



20% Launch and Support Products

Performance Factor:
130% of Target   **Results: 26%**

HIV
- Deliver on Biktarvy uptake.

- **Biktarvy is the most successful launch in the U.S. and is the number one prescribed regimen in both treatment-naïve and switch patients in the U.S.**

CELL THERAPY
- Enhance reimbursement for CAR T treatment.
- Maintain current patient dose rate for Yescarta; file cell therapy marketing authorization application (MAA) in Q4 2019 and finalize design of viral vector manufacturing infrastructure in Q3 2019.

- Medicare coverage of CAR T therapy confirmed by Centers for Medicare Services (CMS) in the final national drug code issued in August 2019.
- We maintained patient dose rate for Yescarta. Filed MAA in October 2019 and finalized design of viral vector manufacturing infrastructure on schedule.

HCV
- Launch authorized generics of Epclusa and Harvoni through Gilead's separate subsidiary, Asegua in Q1 2019.
- Ensure broad access to Gilead HCV products; regain and grow patient share in the U.S.

- Asegua launched successfully with generic versions launched in Q1 2019.
- U.S. market share exceeded expectations, while EU5 and Japan were in line with budget.

INFLAMMATION
- Increase awareness of filgotinib as a JAK-1 isoform.

- We successfully increased awareness of the association of filgotinib with JAK-1 through our outreach programs.
- **Filgotinib launch preparations underway in the U.S., Europe and Japan.**



10% Develop Organizational Capacity

Performance Factor:
140% of Target   **Results: 14%**

EMPLOYEES AND CULTURE
- Through hiring and succession planning, ensure a strong, diverse talent pipeline is in place for critical roles.
- Deliver against Gilead's diversity and inclusion goals.

- Identified and hired key roles to ensure a strong talent pipeline for critical roles.
- Achieved internal diversity and inclusion goals, including appointing or hiring four diverse Executive Vice Presidents.

CORPORATE EFFICIENCY
- Establish and enhance corporate efficiency for key business areas.

- Identified and enhanced several infrastructure improvements that increased company-wide efficiency. Enhancements include the introduction of further collaboration infrastructure which reduced the need for travel and other sustainable improvements to the Foster City campus.



30% Drive Financial Results

Performance Factor:
120% of Target   **Results: 36%**

Meet the 2019 financial performance targets as approved by the Board of Directors at the January 24, 2019 meeting:

- Net product revenues
- Total expenses
- Free Cash Flow

- **Achieved net product revenues of $22.1 billion, which exceeded the budget and hit the higher end of guidance (which was raised in July 2019).**
- Expenses were approximately 3% over budget.
- **Free cash flow was 7.5% higher than budget.**

+/-10% UNPLANNED ACHIEVEMENTS   **Results: 6%**

Performance Target	2019 Results

- Completed leadership team buildout, including several external hires and internal appointments, which resulted in a new set of Named Executive Officers. Although periodic executive refreshment is to be expected, building out a new leadership team resulting in all new Named Executive Officers is a significant accomplishment.

- Developed and communicated our new corporate strategy which focuses on expanding internal and external innovation, strengthening our portfolio strategy, increasing patient access and benefits and evolving our culture.

- Expanded our collaboration with Galapagos which provides Gilead with access to Galapagos' pioneering research capabilities and an innovative portfolio of compounds, doubling our R&D footprint.

- Launched RADIAN Initiative to meaningfully address new HIV infections and deaths from AIDS-related illnesses in Eastern Europe and Central Asia, in collaboration with the Elton John AIDS Foundation.

- Descovy received U.S. approval for pre-exposure prophylaxis (PrEP) for people at-risk for contracting HIV. At the end of 2019, approximately 27% of individuals on PrEP in the U.S. were receiving Descovy.

Overall 2019 Corporate Performance Factor	**130%**

Based on the achievements described above, our Compensation Committee certified an overall corporate performance achievement of 130% of target. Our Board believes that our achievements in 2019 positioned us for future long-term growth. We are confident in the strong fundamentals in the HIV business and the potential growth of inflammation, both of which are long-term growth areas for us. We have strong operating margins, resulting in strong cash flows. Our solid cash flow has given us the financial strength to continue to build our pipeline, not only internally but through mergers and acquisitions and external partnerships. We have a strong foundation for future products and growth in multiple therapeutic areas through the 27 partnerships, collaborations and investments in 2019.

Individual Performance Objectives

Our Compensation Committee also considered the individual contributions of our Named Executive Officers (other than our Chief Executive Officer, whose annual bonus opportunity was based entirely on corporate performance) to the achievement of the research and development, commercial, financial and operational objectives that supported our corporate objectives. The assigned individual performance factors reflect the extent to which each Named Executive Officer's personal contributions were determined to benefit our overall performance and to exceed or fall short of his or her individual objectives, which are determined and communicated to executives at the beginning of the year. In considering the annual bonus attributable to individual performance, our Chief Executive Officer and Compensation Committee considered the accomplishments of each Named Executive Officer. The table below summarizes select 2019 achievements for each Named Executive Officer who was eligible to receive a payout.

Serving Executive Officer	Select 2019 Achievements
Mr. Dickinson	Mr. Dickinson's award reflects his leadership accomplishments across key business initiatives.
	• Under his leadership, as head of corporate development, we completed 27 partnerships and investment transactions in 2019, including a new strategic collaboration with Galapagos that expanded our global research base.
Ms. Mercier	Ms. Mercier's award reflects her impact on the organization since her appointment as Chief Commercial Officer.
	• During her short tenure, we expanded our market share leadership with ~60% U.S. market share in HCV and leading worldwide market share in HIV with Biktarvy. We also successfully launched Descovy for PrEP.
	• In addition, Ms. Mercier leveraged her expertise to implement key organizational changes for our Commercial organization, including a new geographic structure, a global-to-local governance model and the strengthening of our medical and commercial partnership.
Mr. Pletcher	Mr. Pletcher's award reflects his impact and leadership accomplishments across the organization.
	• Under his leadership, our legal and compliance team was able to deliver on key legal and compliance initiatives, including declination of multiple department of justice investigations.
	• In addition, Mr. Pletcher was instrumental in helping our new leaders understand and integrate into our operations.
Former Executive Officer	
Mr. Alton	Mr. Alton's award reflects his accomplishments during his time as our Chief Patient Officer.
	• Mr. Alton drove the expansion of Gilead's HIV patient access through our COMPASS and FOCUS programs.
	• In addition, under Mr. Alton's leadership, Gilead achieved a perfect scoring for our third consecutive year on the Human Rights Campaign's Corporate Equality Index.
Ms. Washington	Ms. Washington's award reflects her contributions as our former Chief Financial Officer as well as her contributions as a Senior Advisor.
	• Under her leadership as our former Chief Financial Officer, we generated $6.564 billion in operating cash flow.
	• In addition, she successfully assisted with the smooth transition of Chief Financial Officer duties to Mr. Dickinson.

Annual Bonus Decisions

Our Compensation Committee approved the bonus awards based on our corporate performance and the evaluation of individual performance objectives for our Named Executive Officers other than our Chief Executive Officer. Based on our corporate performance, our Compensation Committee recommended, and our Board ratified the bonus award for our Chief Executive Officer. As a result, the following bonus payments were approved for 2019:

				Company Performance		Individual Performance			Total
Serving Named Executive Officer[1]	**Base Salary**	**Target Bonus Opportunity (as % of Salary)**	**Target Bonus Opportunity**	**Corporate Performance Factor**	**Factor Weighting**	**Individual Performance Factor**	**Factor Weighting**	**Total Bonus Payment**	**Bonus Payment as % of Target**
Mr. O'Day	$1,600,000	150%	$2,400,000	130%	100%	—	—	$3,120,000	130%
Mr. Dickinson[2]	$ 836,000	100%	$ 836,000	130%	75%	130%	25%	$1,086,800	130%
Ms. Mercier[3]	$ 500,000	100%	$ 500,000	130%	75%	130%	25%	$ 650,000	130%
Mr. Pletcher	$ 950,000	100%	$ 950,000	130%	75%	130%	25%	$1,235,000	130%

[1] Dr. Parsey commenced employment on November 1, 2019 and therefore was not eligible for a bonus for 2019.

[2] Mr. Dickinson's bonus is pro-rated based on time served in his current and prior roles.

[3] Ms. Mercier's bonus is pro-rated based on her July 1, 2019 start date.

Former Named Executive Officer[1]	Base Salary	Target Bonus Opportunity (as % of Salary)	Target Bonus Opportunity	Company Performance		Individual Performance		Total Bonus Payment	Total Bonus Payment as % of Target
				Corporate Performance Factor	Factor Weighting	Individual Performance Factor	Factor Weighting		
Mr. Alton	$1,065,000	100%	$1,065,000	130%	75%	100%	25%	$1,304,625	123%
Ms. Washington	$1,075,000	100%	$1,075,000	130%	75%	120%	25%	$1,370,630	128%

[1] Ms. Hamill and Dr. McHutchison are not included in the table above because they were not eligible for a 2019 bonus due to their departure dates.

Changes to Annual Bonus Program for 2020

In January 2020, our Compensation Committee approved a new annual incentive plan design and performance metrics for the 2020 plan year to align with our new strategy. Key elements of the 2020 annual incentive plan are as follows:

Increased focus on financial success

- Increased the weighting for financial metrics from 30% to 50%
- Established threshold, target and maximum achievement levels for our financial metrics, which will be disclosed in next year's proxy
- Introduced Non-GAAP Operating Income as a financial metric to address stockholder feedback

Alignment with our new strategy

- The remaining half of the award will be tied to rigorous, pre-established product, pipeline and people goals
- Removed +/-10% factor for unplanned accomplishments

Enhanced risk mitigation

- Plan expressly makes awards subject to clawback/recoupment for significant misconduct
- Plan expressly authorizes our Compensation Committee to exercise negative discretion with respect to all participants, including for lapses in compliance

2018 Payments under the Retention Program

As reflected in the Summary Compensation Table, Mr. Dickinson received a $1,000,000 cash payout under the Gilead Sciences, Inc. Retention Program for Executive Officers (the "Retention Program"), which was granted to him before becoming an executive officer.

Equity Compensation: Performance Shares, Stock Options and Restricted Stock Units

Our equity compensation program is designed to link our Named Executive Officers' pay delivery with the long-term interests of our stockholders as well as Gilead's performance over the same time horizon. To ensure we are competitively positioning our executives and are providing meaningful retentive value, as supported by a thorough analysis of peer practices, for the 2019 Named Executive Officer annual equity awards, our Compensation Committee introduced restricted stock units, and also granted performance shares and stock options, as shown below:

Equity Awards



25%
Restricted Stock Units
Promotes retention and alignment with long-term shareholders

25%
Stock Options
Value is only realized if stock price appreciates

50%
Performance Shares
Payout is based on performance against financial metrics comprised of 50% relative TSR and 50% absolute revenue

GILEAD
Creating Possible

2019 Annual Equity Award Decisions

Our Compensation Committee approved equity awards in the amounts set forth below. Our Compensation Committee evaluated each Named Executive Officer's performance during the prior year, as applicable, his or her expected future contributions and our performance compared to the competitive market.

The following table sets forth the value of the equity awards approved by our Compensation Committee and for our Chief Executive Officer, ratified by the independent members of our Board of Directors. The table does not include new hire make-whole awards granted in 2019 which are not considered part of our annual ongoing program and are discussed in more detail below under, "One-Time Pay Actions Related to Leadership Changes":

Serving Named Executive[1]	Equity Award Value Approved By The Compensation Committee 2019
Mr. O'Day[2]	$12,000,000
Mr. Dickinson[3]	$ 3,000,000
Mr. Pletcher	$ 3,000,000

[1] Ms. Mercier and Dr. Parsey did not receive annual equity awards for 2019 due to their start dates of July 1, 2019 and November 1, 2019, respectively.

[2] Mr. O'Day was eligible for an annual grant as part of his new hire compensation package. His grant was approved and awarded on March 1, 2019, the date he commenced as our Chief Executive Officer.

[3] Value includes a one-time promotion award, in the form of restricted stock units and stock options, with a grant date value of $1,000,000 vesting annually over a four-year period.

Former Named Executive[1]	Equity Award Value Approved By The Compensation Committee 2019
Mr. Alton[2]	$4,250,000
Ms. Washington	$4,000,000
Ms. Hamill	$3,750,000
Dr. McHutchison	$4,000,000

[1] The 2019 equity awards granted to Ms. Hamill and Dr. McHutchison were forfeited due to their departure from the company.

[2] Value includes a $500,000 award, in the form of 50% performance shares, 25% restricted stock units and 25% stock options, granted on March 1, 2019 in recognition of Mr. Alton's role as interim CEO.

2019 Performance Share Awards

Consistent with prior years, the performance share awards granted by our Compensation Committee in 2019 were divided into two equally weighted tranches: one subject to three-year relative TSR performance conditions and one subject to three annual revenue-based performance goals. Our Compensation Committee selected relative TSR and revenue as our performance measures because they drive the key behaviors that it wants to reinforce and ensure alignment of pay delivery with stockholder returns. Our Compensation Committee conducts a thorough review of the performance measures and associated payout levels, the rigor of the performance goals and the alignment with performance at the time of grant.

Relative TSR Portion. The performance-based vesting requirement for the relative TSR performance shares is tied to the percentile level of our TSR for the three-year performance period from February 1, 2019 through December 31, 2021, relative to the companies comprising the S&P Healthcare Sub-Index (consisting of 37 companies at the time of grant). The S&P Healthcare Sub-Index was selected for comparison because it enables our Compensation Committee to assess our performance against an objective peer group.

TSR Percentile vs. Comparator Group	% of Target Paid
81st or above	200%
50th	100%
20th or below	0%

If our absolute TSR is negative, the vesting opportunity is capped at 100% of target, regardless of our relative performance. To receive the earned shares, an executive officer must generally remain employed with us through the date when our Compensation Committee certifies performance achievement.

Absolute Revenue Portion. One-third of the revenue-based performance shares are tied to achievement of our 2019 net product revenue goal, one-third are tied to a 2020 net product revenue goal and one-third are tied to a 2021 net product revenue goal. Each year's net product revenue goal is established by our Compensation Committee in the first quarter of that year, and the payout level can range from 0% to 200% of target allocated to each year's goal. Revenue is a key objective due to our historically high margin commercialized products and the strategic importance of research and development investment that could be compromised by overemphasis on profitability. **The uncertainty of many external factors that influence our business and industry, such as unanticipated pricing pressures, product-approval timing and volatility in the foreign currency exchange rates, make it difficult to forecast net product revenue beyond a one-year period**. As a result, our Compensation Committee has determined that the current design appropriately measures performance over the long-term, as it provides line of sight for our executive officers while making the value of awards earned contingent on three-year absolute TSR performance. In February 2019, our Compensation Committee established the net product revenue performance goal of $21.8 billion (at target) for 2019. The same 2019 net product revenue performance goal also applies to one-third of the revenue-based performance shares granted in 2018 and 2017.

- The 2019 and 2018 net product revenue goals represented a decrease from 2017 due to the dynamics of the HCV cure market. Specifically, we created a cure for HCV— the more patients who are cured, the more the pool of HCV patients shrinks, resulting in lower revenues each year after an initial increase. This impact is illustrated by the chart on page 7. The 2019 revenue goal, which was aligned with our forecast, was set higher than our 2018 target and actual revenue due, in part, to continued robust HIV product growth.

For purposes of determining the achievement level, any product revenue realized during the fiscal year by any entity that we acquired during that year and the effect of any accounting change is excluded. Awards do not become vested until the final performance results are certified in early 2022. To receive the earned shares, an executive officer must generally remain employed with us through the date when our Compensation Committee certifies performance achievement.

	Annual Revenue Goal				
Year of Grant	2017	2018	2019	2020	2021
2017 Performance Share Award					
Absolute Revenue Tranche	$24.3B Target	$21.0B Target	$21.8B Target		
2018 Performance Share Award					
Absolute Revenue Tranche		$21.0B Target	$21.8B Target	TBD	
2019 Performance Share Award					
Absolute Revenue Tranche			$21.8B Target	TBD	TBD

2019 Stock Options

Our Compensation Committee believes that stock options provide an appropriate incentive for our executives because they will realize value only if our stock price appreciates, which benefits all stockholders. Stock options granted to our Named Executive Officers vest over a four-year service period. One-quarter of the shares of our common stock subject to these options vest one year from the grant date and the remaining shares vest in equal quarterly installments thereafter (assuming the continued service of the executive officer over the next three years).

2019 Restricted Stock Units

Our Compensation Committee believes that restricted stock units promote long-term retention and alignment with shareholders. Restricted stock units granted to our Named Executive Officers vest over a four-year service period. One-quarter of the shares subject to these awards vest one year from the grant date and the remaining shares vest in equal annual installments thereafter (assuming the continued service of the executive officer over the next three years).

2017 Performance Share Awards Earned

In February 2017, our Compensation Committee granted to our then-current Named Executive Officers performance share awards, that were subject to a three-year performance period and continued employment through certification of performance achievement:

- The vesting requirement for the first tranche was tied to our relative TSR for the performance period from February 1, 2017 through December 31, 2019, compared to the TSR of the companies comprising the S&P Healthcare Sub-Index; and

- The vesting requirement for the second tranche was based on net product revenue goals established for each of 2017, 2018 and 2019 (one-third each year).

In January 2020, our Compensation Committee certified final performance achievements for the 2017 performance share awards. Our three-year relative TSR was at the 21.80th percentile, resulting in a payout of 4% of target for the TSR-based awards. Our net product revenue exceeded the target revenue goal in 2017, 2018 and 2019, resulting in a payout of 163.4% of target for the revenue-based awards. Based on our TSR and three-year revenue achievements the 2017 performance awards paid out at 83.7% of target. This was the fourth year in a row that our performance share awards paid out below target. To see the alignment of these awards with stockholder value, please see chart on page 43.

Performance Share Awards	Threshold	Target	Maximum	Percentage Earned
Relative TSR Tranche	Actual Performance 21.8th percentile			4.0%
	20.0th percentile	50.0th percentile	>80.0th percentile	
Net Product Revenue Tranche:				
2017 Net Product Revenue			Actual Performance $25.7B	200.0%
	$21.9B	$24.3B	$25.5B	
2018 Net Product Revenue[1]			Actual Performance $21.7B	163.4%
	$18.9B	$21.0B	$22.1B	
2019 Net Product Revenue[2]			Actual Performance $22.1B	126.7%
	$19.6B	$21.8B	$22.9B	
Total Earned				**83.7%**

[1] Also included as a sub-tranche of the 2016 and 2017 performance share awards.

[2] Also included as a sub-tranche of the 2017 and 2018 performance share awards.

2017 Performance Share Award

Serving Named Executive Officer[1]	Total Target Grant Value	Actual Value Delivered	% of Target Value Delivered	Target Number of TSR Shares	Earned TSR Shares	Target Number of Revenue Shares	Earned Revenue Shares
Mr. Pletcher	$1,323,567	$966,300	73%	8,080	323	9,000	14,705

[1] Mr. O'Day, Ms. Mercier and Dr. Parsey were not employed by the company and Mr. Dickinson was not eligible when these awards were granted and therefore did not receive such an award.

2017 Performance Share Award

Former Named Executive Officer	Total Target Grant Value	Actual Value Delivered	% of Target Value Delivered	Target Number of TSR Shares	Earned TSR Shares	Target Number of Revenue Shares	Earned Revenue Shares
Mr. Alton[1]	$1,628,117	$1,188,521	73%	9,940	398	11,070	18,086
Ms. Washington[2]	$1,832,700	$1,337,826	73%	11,190	448	12,460	20,358
Dr. McHutchison[3]	$1,145,330	$642,486	56%	6,990	240	7,790	9,752

[1] Mr. Alton received continued vesting in accordance with the terms of the Retention Program.

[2] Ms. Washington received full vesting due to being employed on vesting date.

[3] Dr. McHutchison received a pro-rated vesting in accordance with the terms of our Equity Incentive Plan.

One-Time Pay Actions Related to Leadership Changes

As discussed above, 2019 was a transition year for our senior leadership as Mr. O'Day assembled his key leadership team. A number of pay actions occurred throughout 2019 as a result of our leadership transition. The table below summarizes our newly hired or appointed Named Executive Officers' target annual pay and one-time make-whole payments.

Named Executive Officer	Annual Compensation Structure			One-Time Make-Whole Payments	
	Base Salary	Annual Bonus Target	Long-Term Incentive Target	Long-Term Incentive	Cash Payment
Mr. O'Day	$1,600,000	150%	$12,000,000	$8,500,000	$5,675,000
Ms. Mercier	$1,000,000	100%	$3,500,000	$5,500,000	$2,500,000
Dr. Parsey	$1,000,000	100%	$4,000,000	$2,000,000	$2,000,000

Mr. O'Day

Mr. O'Day joined Gilead on March 1, 2019. As shown above, his 2019 compensation included the following make-whole payments, which are intended to compensate Mr. O'Day for compensation and other benefits forfeited when he left his employer of 30 years and offset other economic consequences of accepting employment with us. He received no additional inducement awards. Our intent was to parallel the form (cash or equity) and timing of the forfeited payments so that Mr. O'Day was no better or worse off than if he had remained with his former employer:

• Restricted Stock Units: To compensate for the value of equity awards that Mr. O'Day forfeited upon separating from his former employer, we granted him restricted stock units as of his employment start date with a grant date fair value of $8,500,000, which will vest annually over a three-year period. If Mr. O'Day terminates with Cause, as defined in his grant agreement, he will forfeit any unvested shares.

• One-Time Cash Payment: To compensate for the forfeiture of Mr. O'Day's 2018 annual bonus with his former employer and for other economic consequences of accepting employment with us, we provided Mr. O'Day a one-time cash payment of $5,675,000, which will be subject to repayment if his employment is terminated for Cause or if he resigns without Good Reason prior to completing one year of service.

In addition, to compensate for pension benefits that Mr. O'Day forfeited, Gilead will credit a $750,000 employer contribution to Mr. O'Day's individual deferred compensation account for each of the first five years of his service, starting one year after his start date. The employer contributions are contingent upon Mr. O'Day's continued employment.

As reflected in the Summary Compensation Table and discussed above, Mr. O'Day's agreement also provided that his 2019 base salary would be $1,600,000 per year, that his annual cash bonus opportunity would have a target value of 150% of his base salary, with a maximum opportunity equal to 150% of target, and that he would receive 2019 annual equity awards comprised of (i) stock options with a grant date value of $3,000,000; (ii) restricted stock units with a grant date value of $3,000,000; and (iii) performance shares with a target grant date value of $6,000,000.

Ms. Mercier

Ms. Mercier joined Gilead on July 1, 2019. As shown above, her 2019 compensation included make-whole equity grants with an aggregate value of approximately $5,500,000, which are intended to compensate Ms. Mercier for compensation and other benefits forfeited when she left her prior employer and for other economic consequences of accepting employment with us. Our intent was to parallel the form and timing of the forfeited payments so that Ms. Mercier was no better or worse off than if she had remained with her former employer. These grants were in the form of:

• $1,750,000 in performance-based restricted stock units, which will be earned and vest subject to her achievement of certain individual performance goals, including the assessment of the company's worldwide commercial and therapeutics structure, and evaluation of market and launch readiness initiatives in connection with anticipated commercial launches;

• $1,750,000 in stock options, one-quarter of which vest one year from the grant date with the remainder vesting in equal quarterly increments over the subsequent three years; and

• $2,000,000 in restricted stock units, which vest in annual installments over four years from the date of grant.

In addition, to offset the value of the annual bonus and unvested equity awards forfeited from her prior employer and to compensate for other economic consequences of accepting our offer, Ms. Mercier is eligible to receive a $2,500,000 cash payment, fifty percent of which was paid in July of 2019 and is reflected in the Summary Compensation Table. The remainder will be paid on the first anniversary of her employment start date. Ms. Mercier is obligated to return the full amount previously paid to her of this one-time bonus if her employment is terminated for Cause or she resigns without Good Reason prior to completing one full year of service. In the event of the termination of her employment without Cause or her resignation for Good Reason, Ms. Mercier will be entitled to receive any unpaid portion of this bonus.

Ms. Mercier's agreement also provided that her 2019 base salary would be $1,000,000 per year, that her annual cash bonus opportunity would have a target value of 100% of her base salary, with a maximum opportunity equal to 150% of target, to be pro-rated for 2019, and that she will receive 2020 annual equity awards with an aggregate target grant date value of $3,500,000.

Dr. Parsey

Dr. Parsey joined Gilead on November 1, 2019. As shown above, his 2019 compensation included make-whole equity grants with an aggregate value of approximately $2,000,000, which are intended to compensate Dr. Parsey for compensation and other benefits forfeited when he left his employer to accept our offer. Our intent was to parallel the form and timing of the forfeited payments so that Dr. Parsey was no better or worse off than if he had remained with his former employer. These grants were in the form of:

- $1,000,000 in stock options, one-quarter of which vest one year from the grant date with the remainder vesting in equal quarterly increments over the subsequent three years; and
- $1,000,000 in restricted stock units, which vest in annual installments over four years from the date of grant.

In addition, to offset the value of his annual bonus and unvested equity awards forfeited from his prior employer, Dr. Parsey is eligible to receive a one-time bonus in the aggregate amount of $2,000,000. Fifty percent of this cash bonus was paid in November of 2019 and the remainder will be paid on the first anniversary of his employment start date. Dr. Parsey is obligated to return a pro-rated amount of the amount previously paid to him of this one-time bonus if his employment is terminated for Cause or he resigns without Good Reason prior to completing one full year of service. In the event of the termination of his employment without Cause or his resignation for Good Reason, Dr. Parsey will be entitled to receive any unpaid portion of this bonus.

Dr. Parsey's agreement also provided that his 2019 base salary would be $1,000,000 per year, that his 2020 annual cash bonus opportunity will have a target value of 100% of his base salary, with a maximum opportunity equal to 150% of target, and that he will receive 2020 annual equity awards with an aggregate target grant date value of $4,000,000.

Other Executive Compensation Policies and Practices

Role of Chief Executive Officer

Our Chief Executive Officer makes recommendations to our Compensation Committee with respect to the compensation for our Named Executive Officers other than himself. In formulating his recommendations, our Chief Executive Officer reviews internal base salary data and external compensation data provided by our Human Resources Department. The Human Resources Department has engaged Compensia Inc. ("Compensia"), a national compensation consulting firm, to provide comparable market data, including tally sheets, financial performance reports, market compensation reviews and other analyses to aid our Chief Executive Officer in developing his recommendations. During 2019, Compensia served solely as a consultant to management in the compensation decision-making process. When setting 2019 compensation levels, our Compensation Committee placed considerable weight on our Chief Executive Officer's compensation recommendations because of his direct knowledge of each Named Executive Officer's performance and contributions.

Role of Compensation Consultant

Our Compensation Committee has retained Frederic W. Cook & Co., Inc. ("FW Cook"), a national compensation consulting firm, as its independent compensation consultant. FW Cook reports directly to our Compensation Committee, which has the direct authority to appoint, compensate, oversee the work of and dismiss its compensation consultant. George Paulin, Chairman of FW Cook, attends meetings of our Compensation Committee, as requested. FW Cook provides various executive compensation services to our Compensation Committee, including advising our Compensation Committee on the principal aspects of our Chief Executive Officer's compensation and evolving industry practices, and providing market information and analyses regarding the competitiveness of our program design for both our executive officers and the non-employee members of our Board. During 2019, FW Cook served solely as a consultant to our Compensation Committee and did not provide any other services to Gilead.

Our Compensation Committee has determined that FW Cook is independent and the work of FW Cook on behalf of our Compensation Committee did not raise any conflict of interest based on the six factors for assessing independence and identifying potential conflicts of interest as set forth in Exchange Act Rule 10C-1(b)(4), the listing standards of Nasdaq and such other factors as were deemed relevant under the circumstances.

Use of Market Data

Individual compensation levels and opportunities for our Named Executive Officers are compared to a peer group of biopharmaceutical and pharmaceutical companies headquartered in the United States that are most similar to us in terms of business strategy, labor market competition, market capitalization, revenue and number of employees. Our compensation peer group for 2019, which was identified based on these objective selection criteria and remained unchanged from our compensation peer group for 2018, comprised these 10 companies:

Compensation Peer Group

AbbVie Inc.	Biogen Inc.	Eli Lilly and Company	Pfizer Inc.
Allergan plc	Bristol-Myers Squibb Company	Johnson & Johnson	
Amgen Inc.	Celgene Corporation	Merck & Co., Inc.	

The following chart represents our position relative to our peer group on three key selection criteria at the time the 2019 compensation peer group was approved in September 2018 (based on publicly available information as of June 2018).

	Revenue in $ millions (as of June 28, 2018)	Market Capitalization in $ millions (as of June 28, 2018)
Peer Group Median	$23,141	$107,049
Gilead Sciences, Inc.	$24,690	$ 90,854

Our compensation peer group includes companies we believe are most similar to us in terms of business complexity and product life cycle. We also include companies that fall within specified revenue and market capitalization ranges. These ranges are broad enough to ensure we can maintain a sufficient number of peer companies. This is especially important as our industry experiences a number of mergers and acquisitions each year, thereby reducing the number of relevant peer company choices. Our Compensation Committee reviews the companies in our compensation peer group annually and makes adjustments as necessary to ensure the comparator companies properly reflect the market in which we compete for executive talent. We also review the executive pay practices of similarly situated companies as reported in industry surveys and reports. In practice, our Compensation Committee has not targeted a specific percentile relative to our compensation peer group for individual components of our total compensation. Instead, we take a holistic perspective in establishing total compensation for our executive officers, taking into account internal pay equity that recognizes the relative experience, responsibilities and individual capabilities in addition to external market compensation practices.

Use of Tally Sheets

Our Compensation Committee annually reviews tally sheets in its evaluation of the total compensation provided to each Named Executive Officer. These tally sheets estimate dollar amounts for each compensation component, including current cash compensation (base salary and annual bonus), outstanding vested and unvested equity awards, employee benefits, perquisites and other personal benefits and potential severance payments and benefits.

Nonqualified Deferred Compensation

Eligible employees (including our executive officers) can enroll in our Deferred Compensation Plan and defer a portion of their base salaries and part or all their annual bonuses and commissions. Gilead does not provide any matching contributions to the Deferred Compensation Plan; however, certain employees, including our Chief Executive Officer are entitled to certain company contributions to the Deferred Compensation Plan pursuant to the terms of their negotiated offer letters, which contributions replace certain forfeited retirement benefits with former employers. Each participant may direct the investment of his or her deferred compensation account balance into investment choices that mirror substantially all the investment funds available under the Section 401(k) plan. None of these investment alternatives result in "above-market" interest for disclosure purposes. For further information on the deferred compensation arrangements of our Named Executive Officers, see the 2019 Nonqualified Deferred Compensation table on page 74.

In addition, our executive officers may defer receipt of the shares of our common stock that they earn under their performance share awards.

Benefits and Perquisites

We provide medical and other benefits to our executive officers that are generally available to other full-time employees, including participation in our employee stock purchase plan, a group term life insurance plan and a Section 401(k) savings plan. Under the Section 401(k) plan, we make matching contributions on behalf of each participant equal to 100% of his or her contributions to the plan, up to an annual maximum matching contribution of $12,000 (increased to $15,000 for 2020). Mr. O'Day, Mr. Dickinson, Mr. Pletcher, Mr. Alton, Ms. Washington, Ms. Hamill and Dr. McHutchison participated in the Section 401(k) plan during 2019 and received matching contributions.

We do not provide defined benefit retirement plans, post-retirement health coverage or any other supplemental retiree benefits for our executive officers or employees. We generally do not provide perquisites or other personal benefits to our executive officers.

For further information on the perquisites and other personal benefits provided to our Named Executive Officers during 2019, see the Summary Compensation Table on page 65.

Stock Ownership Guidelines

We have stock ownership guidelines that require each Named Executive Officer to maintain a stock ownership level equal to a specified multiple of his or her annual base salary, as set forth in the table below:

Stock Ownership Guideline (as multiple of base salary)

6x Chief Executive Officer



3x All other Named Executive Officers



Individuals newly hired or promoted are allowed a specified number of years to comply with their ownership guidelines. As of December 31, 2019, all of our Named Executive Officers were in compliance or were within the grace period for compliance with their applicable stock ownership guidelines.

Clawback Policy

We maintain a compensation recovery or "clawback" policy under which our Board has the authority to recoup any bonus or other cash or equity compensation based on restated financial results from an executive officer whose misconduct contributed to an obligation to file the financial restatement.

In March 2020, our Board amended our clawback policy to (1) expand its scope to cover executive officers' significant misconduct resulting in a violation of significant company policy, law or regulation that caused material financial, operational or reputational harm to Gilead, including the failure to appropriately supervise a subordinate employee that engaged in misconduct, and (2) expressly commit to publicly disclose recoupment of compensation where the underlying facts are disclosed, subject to certain legal and privacy rights considerations.

Hedging and Pledging Prohibitions

We maintain an insider trading policy which, among other provisions, prohibits our directors and all employees, including our Named Executive Officers, from engaging in transactions that hedge Gilead securities, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, and that prohibits derivative securities transactions related to Gilead securities, including put or call options.

Severance Benefits

We maintain the Gilead Sciences, Inc. Severance Plan, as amended and restated effective July 24, 2019 (the "Severance Plan") that offers severance payments and benefits to all our employees, including our executive officers, upon certain involuntary terminations of employment. The intent of our Severance Plan is to serve the following purposes:

- Enable us to provide a standard set of payments and benefits to new and current executive officers and employees.
- Align the interests of our executive officers with those of our stockholders by enabling our executive officers to consider corporate transactions that are in the best interests of our stockholders and other stakeholders without undue concern over whether a transaction may jeopardize their employment.
- Assure our executive officers of fair treatment in connection with a change in control of Gilead by providing for payments and benefits under the Severance Plan subject to a "double trigger," which means that an executive officer will be eligible to receive payments and benefits under the plan in connection with a change in control of Gilead only if he or she incurs a qualifying termination of employment.

In addition, the Severance Plan prohibits "gross-up" payments on any excise tax imposed on any change in control benefits for all executive officers.

Separation Arrangements Related to Leadership Transition

Ms. Hamill's Severance and General Release Agreement

In June 2019, in connection with Ms. Hamill's termination by the company without Cause, we entered into a Severance and General Release Agreement (the "Hamill Separation Agreement") with Ms. Hamill, which provides for certain severance payments and benefits in accordance with the terms of her August 8, 2018 letter agreement with the company, her equity award agreements and generally consistent with severance payments offered under the Severance Plan. In particular, the Hamill Separation Agreement provides for:

- Pursuant with her offer letter, payment of the final $1,500,000 installment of her sign-on bonus;
- Pursuant with her offer letter, accelerated vesting of the 87,680 stock options, 32,795 restricted stock units and 42,630 performance-based restricted stock units granted to Ms. Hamill on October 7, 2018
- Consistent with the Severance Plan, cash severance payments, payable in the form of salary continuation payments over 18 months following her separation date, in an aggregate amount of $1,447,500;
- Consistent with the Severance Plan, a lump sum cash payment of $45,076.86, intended to offset costs of Ms. Hamill's health care continuation coverage for 18 months; and
- Consistent with the Severance Plan, a lump sum cash payment of $10,000, intended to offset costs for professional transition services.

In addition, we negotiated the following payments as part of her termination:

- Reimbursement of relocation expenses in connection with Ms. Hamill's relocation from northern California back to southern California; and
- A lump sum cash payment of $1,750,000 in lieu of any annual bonus payment for 2019 and to compensate Ms. Hamill for the forfeiture of certain 2019 equity awards.

Ms. Hamill provided the company with a release of claims as a condition to receipt of these payments and benefits.

Mr. Alton's Transition Services and General Release Agreement

In July 2019, in connection with Mr. Alton's resignation for Good Reason, we entered into a Transition Services and General Release Agreement (the "Alton Separation Agreement") with Mr. Alton that provides for specified payments and benefits in accordance with the terms of the Retention Program and in connection with Mr. Alton's agreement to stay with Gilead and serve as a non-executive senior advisor through January 3, 2020. In particular, the Alton Separation Agreement provides for:

- In accordance with the Retention Program, continued vesting of all outstanding stock option awards granted prior to January 1, 2019 that would have vested on or prior to January 3, 2021, continued vesting of all 2017 and 2018 performance share awards and a pro-rata portion (based on the months Mr. Alton was employed during the performance period plus an additional 12 months) of 2019 performance share awards, in each case, based on the actual level at which the applicable performance metrics are attained in accordance with the vesting provision of such grants;
- In accordance with the Retention Program, outplacement services through a Gilead-contracted provider for a period of 6 months following his separation date;
- In accordance with the retirement eligibility criteria provisions pursuant to the terms of the grant agreement, continued vesting of all outstanding stock option awards granted on or after January 1, 2019 and continued vesting of all outstanding restricted stock units;
- In accordance with the Retention Program, cash severance payments, payable in the form of salary continuation payments over 24 months following his separation date, in an aggregate amount of $3,345,685, reflecting 24 months' base salary and 1.0 times Mr. Alton's average bonus over the prior three fiscal years; and
- Consistent with the Severance Plan, a lump sum cash payment of $49,519 intended to offset costs of Mr. Alton's health care continuation coverage for 18 months.

In addition, in recognition for his services as a non-executive senior advisor through January 3, 2020, Mr. Alton received a 2019 annual bonus based on actual performance and paid at the time such bonuses were paid to other Company executives.

Mr. Alton provided the company with a release of claims as a condition to receipt of these payments and benefits.

Dr. McHutchison's Transition Services and General Release Agreement

In July 2019, in connection with Dr. McHutchison's decision to step down, we entered into a Transition Services and General Release Agreement (the "McHutchison Separation Agreement") that provides for specified payments and benefits in consideration for his agreement to provide transitional services to the company. In particular, the McHutchison Separation Agreement provided a lump sum cash benefit equal to $1,100,000, which is subject to repayment in the event that Dr. McHutchison fails to comply with employee non-solicitation, ongoing cooperation and non-disparagement agreements contained in the McHutchison Separation Agreement. Dr. McHutchison provided the company with a release of claims as a condition to receipt of these payments and benefits.

Compensation-Related Risk

Our Compensation Committee and its independent consultant, with input from our Human Resources Department, annually reviews the compensation program to determine whether it encourages excessive risk-taking that would create a material risk to the company's economic viability. As part of this review, our Compensation Committee specifically considers (i) the balance of the program including the appropriate mix of short- and long-term goals and incentives; (ii) whether the appropriate controls and governance policies are in place to manage risk; and (iii) whether broad-based employee incentive plans (including sales plans) have appropriate leverage and do not drive undue risk taking.

Based on this annual review, our Compensation Committee concluded it was not reasonably likely that any of our compensation policies and practices in place during 2019, whether individually or in aggregate, would have a material adverse effect upon Gilead. As discussed in prior years, our Compensation Committee considered the following factors:

- Our overall compensation structure is applied uniformly throughout the organization, with the only major exception relating to the form in which equity compensation is awarded.
- For our broad-based employee population with a title of Senior Director or higher, a significant component of compensation is in the form of equity awards tied to the value of our common stock.
- The vesting of performance share awards is tied to our TSR and revenue achievement over prescribed performance periods.
- Our overall compensation structure is not excessively oriented toward short-term incentives, which are less leveraged than plans used by our peers.
- The performance goals for our 2019 annual bonus program were based on both financial and non-financial corporate measures as well as individual performance (except with respect to our Chief Executive Officer, whose performance is evaluated solely on corporate measures).
- Our stock ownership guidelines require our executive officers to maintain a substantial ownership interest in Gilead.
- Our compensation recovery policy permits us to recoup any compensation paid to our executive officers if financial results have to be subsequently restated as a result of their misconduct.
- Hedging transactions in our common stock, such as put and call options or pre-paid forward sale contracts by executive officers, employees and directors, as well as pledging of our securities, are not allowed under our insider trading policy.

For the foregoing reasons, our Compensation Committee has concluded that it was not reasonably likely that our overall employee compensation structure, when analyzed either in terms of its company-wide application or its specific application to our various major business units, would have a material adverse effect upon Gilead.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code disallows a tax deduction to public companies for compensation in excess of $1 million that is paid to certain executive officers (historically there was an exception to this $1 million limitation for performance-based compensation if certain requirements set forth in Section 162(m) and the applicable regulations were met). Therefore, we expect that compensation paid to our Named Executives Officers in excess of $1,000,000 generally will not be deductible, subject to limited exceptions. Changes in applicable tax laws and regulations and other factors outside of the control of our Compensation Committee can affect deductibility of compensation, and there can be no assurance that compensation paid to our executive officers will be tax deductible. We have in prior years considered the tax implications (including the potential lack of deductibility under Section 162(m)) when making compensation decisions but we reserve the right to make future compensation decisions based on other factors. Our Compensation Committee also reserves the right to make changes or amendments to existing compensation programs and arrangements, including changes or amendments that may result in the loss of tax deductions, if our Compensation Committee believes it is in the best interests of Gilead and its stockholders to do so.

Compensation Committee Report[1]

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained within this Proxy Statement with management and, based on such review and discussions, our Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Per Wold-Olsen, *Chair*
Kevin E. Lofton
Harish Manwani

[1] The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Severance and Change in Control Arrangements with Named Executive Officers

Although the employment of the Named Executive Officers is "at will," they are eligible to receive certain severance payments and benefits upon their termination of employment under certain defined circumstances. There are four general categories of termination:

- *Voluntary Termination/For Cause Termination:* includes a voluntary termination of employment by the Named Executive Officer (other than in connection with a resignation for Good Reason) prior to reaching applicable retirement age and a termination of the Named Executive Officer's employment by us for Cause.
- *Retirement:* includes a termination of employment by the Named Executive Officer after reaching applicable retirement age, other than a termination of the Named Executive Officer's employment by us for Cause.
- *Involuntary Termination Without Cause/Good Reason Resignation:* includes a termination of the Named Executive Officer's employment by us for reasons not constituting Cause, such as due to a company-wide or departmental reorganization, or the resignation of the Named Executive Officer in connection with a significant restructuring of his or her individual job duties, a material reduction in compensation, or a change in his or her work location by more than a specified distance.
- *Change in Control Termination:* includes a termination of the Named Executive Officer's employment by us without Cause, or the resignation of the Named Executive Officer for Good Reason, within the applicable change in control protection period following a change in control of Gilead (i.e. "double trigger").

For purposes of determining a Named Executive Officer's eligibility for the various severance payments and benefits available under the Severance Plan, the Retention Program, individual offer letters, and our equity plan, the following definitions are relevant:

A "change in control of Gilead" will be deemed to occur upon:

- a merger, consolidation or other reorganization approved by our stockholders, unless our stockholders continue to own more than 50% of the total combined voting power of the voting securities of the successor corporation;
- a sale of all or substantially all our assets; or
- the acquisition by any person or related group of persons of more than 50% of the total combined voting power of our outstanding securities, or a change in the majority of the members of our Board over a 12-month or shorter period by reason of one or more contested elections for Board membership.

Under the Severance Plan and our equity plan, a "resignation for Good Reason" is defined as "Constructive Termination" and generally will be deemed to occur should a Named Executive Officer resign from his or her employment with us for any of the following reasons during the applicable change in control protection period:

- an adverse change in his or her title, position or responsibilities (including reporting responsibilities) or the assignment to him or her of any duties or responsibilities which are inconsistent with his or her title, position or responsibilities;
- a reduction in his or her annual base compensation;
- his or her permanent relocation to any place outside a 50 mile radius of the location serving as his or her existing principal work site;
- the failure by the new company to continue in effect any material compensation or employee benefit plan in which he or she was participating or to provide him or her with an aggregate level of compensation and benefits comparable to that in effect for him or her prior to the change; or
- any material breach by the new company of any provision of any agreement we have with the Named Executive Officer.

Under the Retention Program, a "resignation for Good Reason" will be deemed to occur should a Named Executive Officer resign from his or her employment with us upon the occurrence of:

- a material diminution in the scope of his or her duties or responsibilities from those held as of September 12, 2018; or
- a greater than 15% decrease in his or her annual target cash compensation as of September 12, 2018, other than as a result of a company-wide change to compensation programs generally applicable to similarly situated officers.

Mr. O'Day, Ms. Mercier and Dr. Parsey also have definitions of "Good Reason" under their individual offer letters with us, which generally allow for a "Good Reason" resignation, after a notice and cure period, upon:

- an adverse change in employment status, title, position or responsibilities (including reporting responsibilities);
- a reduction in annual base compensation or, for Ms. Mercier and Dr. Parsey, any reduction in target bonus or annual equity award opportunity prior to the first anniversary of the executive's start date;
- a required relocation to any place outside a specified radius of the greater Foster City, California area; or
- for Mr. O'Day, a material breach by the Company or any subsidiary of the terms of his offer letter or of any written equity award agreement between him and the Company.

A Named Executive Officer's employment will be deemed to have been terminated for "Cause" if such termination occurs by reason of:

- any act or omission in bad faith and to our detriment;
- dishonesty, intentional misconduct, material violation of any company policy, or material breach of any agreement with us; or
- commission of any crime involving dishonesty, breach of trust or physical or emotional harm to any person.

For further information about the Severance Plan and the Retention Program, see "Separation Arrangements Related to Leadership Transition" on page 58.

The following table summarizes the payments and benefits that each currently employed Named Executive Officer is eligible to receive on various termination of employment scenarios.

Type of Termination	Mr. Dickinson and Mr. Pletcher (Severance Plan and Enhanced Severance under Retention Program)	All Other Named Executive Officers Severance Plan
Voluntary or "For Cause" Termination	- No severance payments. - Accrued base salary and vacation pay. - Vested but unpaid benefits.	- No severance payments. - Accrued base salary and vacation pay. - Vested but unpaid benefits.
Retirement[1]	- Three-year post retirement exercise period for vested stock options granted in or prior to 2018; To the extent retirement occurs at least 12 months after grant date, continued vesting of and five-year post retirement exercise period stock options granted in or after 2019. - Pro-rata vesting of any performance shares granted prior to 2019 for which performance goals are attained subsequent to retirement; Continued vesting of 100% of performance shares granted in or after 2019 for which performance goals are attained subsequent to retirement, provided retirement occurs at least 12 months after grant date. - Continued vesting of 100% of restricted stock units granted in or after 2019 in accordance with the standard vesting schedule, provided retirement occurs at least 12 months after grant date.	- To the extent retirement occurs at least 12 months after grant date, continued vesting of and five-year post retirement exercise period for stock options granted in or after 2019. - Continued vesting of 100% of performance shares for which performance goals are attained subsequent to retirement granted in or after 2019, provided retirement occurs at least 12 months after grant date. - Continued vesting of 100% restricted stock units granted in or after 2019 in accordance with the standard vesting schedule, provided retirement occurs at least 12 months after grant date.

Type of Termination	Mr. Dickinson and Mr. Pletcher (Severance Plan and Enhanced Severance under Retention Program)	All Other Named Executive Officers Severance Plan
Involuntary Termination Without "Cause" or for "Good Reason"	• Cash severance equal to 2.0 times base salary + 1.0 times average bonus for prior three fiscal years (or such fewer number of complete fiscal years of employment). • Lump-sum payment to cover the estimated cost of COBRA premiums for 18 months. • Outplacement services for 6 months. • Continued vesting of unvested stock options for additional 12 months and extension of post-termination exercise period by 12 additional months. • Continued vesting of unvested restricted stock units for 12 months. • Pro-rata vesting of any performance shares held by the executive for which performance goals are attained subsequent to termination based on period of service plus an additional 12 months (up to the full performance period). * Retirement-eligible executives would be entitled to "Retirement" treatment described above, if such results in additional vesting.	• Cash severance equal to 1.5 times (2.0 times for Mr. O'Day) base salary + 1.0 times (2.0 times for Mr. O'Day) average bonus for prior three fiscal years (or such fewer number of complete fiscal years of employment). • Lump-sum payment to cover the estimated cost of COBRA premiums for 18 months (or 24 months for Mr. O'Day). • Outplacement services for 6 months (12 months for Mr. O'Day). • For Mr. O'Day, crediting of $3,750,000 in unpaid deferred compensation plan company contribution to his plan account[3]. • For Mr. O'Day, accelerated vesting of make whole equity awards and 2019 grants of stock options, time-based restricted stock units, and performance shares (based on actual performance for completed performance periods and target for any uncompleted performance periods)[3]. • For Ms. Mercier and Dr. Parsey, provided that termination occurs within the first two years of employment, accelerated vesting of make whole equity awards and full payment of any unpaid portion of their respective sign-on bonuses.

Change in Control Termination (involuntary termination without "Cause" or resignation for "Good Reason" within change in control protection period[2])	• Cash severance equal to 2.5 times base salary + 2.5 times average bonus for prior three fiscal years (or such fewer number of complete fiscal years of employment).
	
	• Lump-sum payment to cover the estimated cost of COBRA premiums for 30 months.
	
	• Outplacement services for 6 months.
	
	• 100% acceleration of stock option and restricted stock unit awards.
	
	• Acceleration of unvested performance shares as follows:
	
	  • accelerates at target if the change in control occurs within first 12 months of the performance period.
	
	  • If the change in control occurs following that 12-month period, then accelerates at greater of (i) target or (ii) actual performance through the end of the fiscal quarter prior to the change in control date.
		• Cash severance equal to 2.5 times (3.0 times for Mr. O'Day) base salary + 2.5 times (3.0 times for Mr. O'Day) average bonus for prior three fiscal years (or such fewer number of complete fiscal years of employment).
		
		• Lump-sum payment to cover the estimated cost of COBRA premiums for 30 months (36 months for Mr. O'Day).
		
		• Outplacement services for 6 months (12 months for Mr. O'Day).
		
		• For Mr. O'Day, crediting of $3,750,000 in unpaid deferred compensation plan company contribution to his plan account.
		
		• 100% acceleration of stock option and restricted stock unit awards.
		
		• Acceleration of unvested performance shares as follows:
		
		  • accelerates at target if change in control occurs within first 12 months of performance period.
		
		  • If the change in control occurs following that 12-month period, then accelerates at greater of (i) target or (ii) actual performance through the end of the fiscal quarter prior to the change in control date.

[1] For equity awards granted in 2018 and prior years, retirement is defined as the termination of a Named Executive Officer's employment with a combined age and years of service of not less than 70 years. For awards granted in 2019, retirement is defined as termination of employment after the Named Executive Officer (i) attains age 55 and has completed at least ten (10) years of continuous service or (ii) attains age 65. Such awards also include a grandfathering provision, under which executives who were retirement eligible under the former definition of retirement will remain eligible for retirement under the new grants. As of December 31, 2019, Mr. Alton and Dr. McHutchison were retirement eligible under the prior definition of retirement and no Named Executive Officers were retirement eligible under the current definition.

(2) The change in control protection period would begin with the execution of the definitive agreement for the change in control transaction and continue for a specified period following the effective date of the change in control transaction (24 months for Mr. O'Day and 18 months for the other Named Executive Officers).

(3) Mr. O'Day is also entitled to these benefits upon termination as a result of death or disability.

A Named Executive Officer must deliver a general release of claims against Gilead as a condition of his or her receipt of payments and benefits under his or her offer letter, the Severance Plan or the Retention Program. The cash severance component of those arrangements will be paid in a series of equal periodic installments in accordance with our normal payroll practices over a period of years corresponding to the applicable multiple of base salary indicated above for the Named Executive Officer. However, a portion of those installments may be subject to a six-month holdback to the extent required under applicable tax laws.

The estimated severance payments and benefits for which a Named Executive Officer would have become eligible if his or her employment terminated under these various scenarios are set forth in the table below. The estimated amounts assume:

• that the covered termination of employment occurred on December 31, 2019; and

• the value of any equity vesting is based on the closing market price of our common stock on December 31, 2019.

The table below does not include accrued wages, vacation pay, vested deferred compensation or the intrinsic value (as of December 31, 2019) of any outstanding stock options or other stock awards held by the Named Executive Officer that were vested on that date. Due to the number of different factors that affect the nature and amount of any benefits provided in connection with these events, actual amounts payable to any of the Named Executive Officers should a separation from service or change in control occur during the year will likely differ, perhaps significantly, from the amounts reported below. Factors that could affect such amounts include the timing during the year of the event, our stock price, target amounts payable under annual and long-term incentive arrangements that are in place at the time of the event, and the executive's age and prevailing tax rates.

For information about the individual separation agreements entered into with Ms. Hamill, Mr. Alton and Dr. McHutchison, and the actual amounts paid or payable thereunder, see "Separation Arrangements Related to Leadership Transition" on page 58. Ms. Washington did not receive any separation payments or benefits.

Summary Compensation Table

The following table shows, for the fiscal years 2019, 2018 and 2017, compensation awarded to, paid to, or earned by, our Named Executive Officers:

Name and Principal Position	Year	Salary[1]	Bonus	Stock Awards[2]	Option Awards[2]	Non-Equity Incentive Plan Compensation[1][3]	All Other Compensation	Total
Daniel P. O'Day[4] Chairman and Chief Executive Officer	2019	$1,267,692	$5,675,000[4]	$15,500,541[4]	$3,000,002[4]	$3,120,000	$ 544,619[4][5]	$29,107,854
Andrew D. Dickinson[6] Executive Vice President, Chief Financial Officer	2019	$ 802,308	$1,000,000[6]	$ 1,708,267[6]	$1,000,096[6]	$1,086,800	$ 12,000[5]	$ 5,609,471
Johanna Mercier[7] Chief Commercial Officer	2019	$ 461,538	$1,250,000[7]	$ 3,751,166[7]	$1,750,097[7]	$ 650,000	$ 186,585[7]	$ 8,049,386
Merdad V. Parsey, M.D., Ph.D.[8] Chief Medical Officer	2019	$ 119,231	$1,000,000[8]	$ 1,000,314[8]	$1,000,008[8]	$ —	$ —	$ 3,119,553
Brett A. Pletcher Executive Vice President, Corporate Affairs and General Counsel	2019	$ 891,000	$ —	$ 2,144,734	$ 749,946	$1,235,000	$ 12,000[5]	$ 5,032,680
Gregg H. Alton[9] Former Interim Chief Executive Officer and Chief Patient Officer	2019	$ 952,627	$ —	$ 4,244,989[9]	$1,329,547[9]	$1,304,625	$ 12,000[5]	$ 7,843,788
	2018	$1,005,381	$ —	$ 1,431,174	$1,250,078	$1,210,230	$ 10,000	$ 4,906,863
	2017	$ 956,308	$ —	$ 1,518,203	$1,599,915	$1,132,000	$ 10,000	$ 5,216,426
Robin L. Washington[10] Former Executive Vice President, Chief Financial Officer	2019	$1,064,615	$ —	$ 2,893,782	$ 999,978	$1,370,630	$ 12,000[5]	$ 6,341,005
	2018	$1,011,750	$ —	$ 1,945,494	$2,000,006	$1,375,421	$ 10,000	$ 6,342,671
	2017	$ 953,231	$ —	$ 1,613,500	$1,800,015	$1,152,600	$ 10,000	$ 5,529,346
Laura J. Hamill[11] Former Executive Vice President Worldwide Commercial Operations	2019	$ 520,211	$ —	$ 2,188,001[11]	$ 937,433[11]	$ —	$4,026,797[5][11]	$ 7,672,442
	2018	$ 292,308	$1,500,000	$ 6,500,604	$1,500,003	$ 431,778	$ 113,133	$10,337,826
John G. McHutchison, M.D.[12] Former Chief Scientific Officer, Head of Research and Development	2019	$ 640,096	$ —	$ 2,683,888	$ 999,978	$ —	$1,112,000[5][12]	$ 5,435,962
	2018	$ 940,038	$ —	$ 2,528,070	$2,500,114	$1,296,750	$ 10,000	$ 7,274,972

[1] Includes amounts earned but deferred for income tax purpose at the election of the NEOs pursuant to our Section 401(k) plan and our non-qualified deferred compensation plan.

[2] Represents the aggregate grant-date fair value of the equity-based awards, including restricted stock units (RSUs), performance shares, performance-based RSUs and stock options granted to the NEOs for the applicable year under our 2004 Plan, calculated in accordance with Topic 718, and does not take into account estimated forfeitures. Assumptions used in the calculation of such grant-date fair values are set forth in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2019, included in our Annual Report on Form 10-K filed with the SEC for such fiscal year. Also, see the 2019 Grants of Plan-Based Awards table on page 67 for additional information.

[3] For 2019, represents amounts paid in early 2020 based on our Compensation Committee's review and certification of corporate performance and individual achievements in 2019.

[4] Mr. O'Day began his employment with us effective March 1, 2019. Mr. O'Day's equity compensation includes (i) $8,500,108 of make-whole RSUs granted per his offer letter to reflect the value of forfeited equity awards with his prior employer and other economic consequences of accepting employment with us, and (ii) $3,000,154 of RSUs, $4,000,279 of performance shares and $3,000,002 of stock options granted in connection with his 2019 annual equity awards. Mr. O'Day's cash compensation includes a make-whole cash payment of $5,675,000 and a relocation subsidy reimbursement of $532,619, which included tax reimbursements of $275,833.

[5] Includes matching contributions of $12,000 made by us on such individual's behalf in connection with our Section 401(k) plan.

[6] Mr. Dickinson was appointed as Executive Vice President, Chief Financial Officer, effective November 1, 2019. Mr. Dickinson's equity compensation includes (i) $500,157 of RSUs and $500,033 of stock options granted in connection with the appointment and (ii) $708,297 of performance shares (including the 2019 revenue tranche of his 2018 performance shares), $499,813 of RSUs and $500,063 of stock options granted in connection with his 2019 annual equity awards (including the 2019 revenue tranche of his 2018 performance shares). Mr. Dickinson's cash compensation includes a retention bonus of $1,000,000 paid in accordance with our Retention Program.

[7]   Ms. Mercier began her employment with us effective July 1, 2019. Ms. Mercier's equity compensation includes $5,501,263 of equity grants granted per her offer letter in lieu of annual equity awards for 2019 consisting of $1,750,097 of stock options, $2,000,533 of RSUs and $1,750,633 of performance-based RSUs with specified performance objectives. Ms. Mercier's cash compensation includes a cash payment of $1,250,000, representing fifty percent of a sign-on bonus, and a relocation subsidy of $186,585, which included tax reimbursements of $93,989. The remainder of the sign-on bonus will be paid on the first anniversary of her employment start date. She is obligated to return the full amount previously paid to her of this sign-on bonus if her employment is terminated for Cause or she resigns without Good Reason prior to completing one full year of service. The relocation subsidy is repayable if her employment terminates within two years of her start date.

[8]   Dr. Parsey began his employment with us effective November 1, 2019. Dr. Parsey's equity compensation includes $2,000,322 of new hire equity grants in lieu of any 2019 equity awards, consisting of $1,000,008 of stock options and $1,000,314 of RSUs. Dr. Parsey's cash compensation includes a cash payment of $1,000,000, representing fifty percent of a sign-on bonus and the remainder will be paid on the first anniversary of his employment start date. He is obligated to return a pro-rated amount of the amount previously paid to him of this sign-on bonus if his employment is terminated for Cause or he resigns without Good Reason prior to completing one full year of service.

[9]   Mr. Alton, our former interim Chief Executive Officer through February 28, 2019, and our Chief Patient Officer through October 4, 2019, resigned for Good Reason and continued to serve as a non-executive Senior Advisor until January 3, 2020. Under the Transition Services and General Release Agreement we entered into with Mr. Alton in July 2019 (the "Alton Separation Agreement"), we provided for continued vesting of all of his outstanding stock options granted prior to January 1, 2019 that would have vested on or prior to January 3, 2021 (per the terms of the Retention Program) and continued vesting of all of his outstanding stock awards granted on or after January 1, 2019 (in accordance with the retirement-eligibility vesting provision of such grants). On the date of the Alton Separation Agreement, the incremental fair values of Mr. Alton's modified stock awards and option awards determined in accordance with Topic 718 were $1,340,304 and $267,071, respectively, which amounts are included in the above table.

Pursuant to the Alton Separation Agreement, Mr. Alton will receive cash severance payment totaling $3,345,685 (payable in twenty-four monthly installments) which started in February 2020, a lump sum cash payment of $49,519 intended to offset costs of his health care continuation coverage for 18 months and reasonable professional outplacement services for a period of six consecutive months. These separation payments were excluded from the table above since the amounts had not been paid as of December 31, 2019 and remained subject to Mr. Alton's compliance with various covenants under the Alton Separation Agreement as of such date.

[10]   Ms. Washington, our former Executive Vice President and Chief Financial Officer through October 31, 2019 retired as a non-executive Senior Advisor on March 1, 2020.

[11]   Ms. Hamill's employment was terminated without Cause effective July 1, 2019. Ms. Hamill's cash compensation includes payments made under the Severance and General Release Agreement we entered into with her in June 2019 (the "Hamill Separation Agreement"), which consisted of a cash payment of $1,500,000 for the final installment of her sign-on bonus, a lump sum cash payment of $1,750,000 in lieu of any annual bonus payment and to compensate her for the forfeiture of the 2019 equity awards, a lump sum cash payment of $45,077 intended to offset costs of her health care continuation coverage for 18 months, a relocation subsidy reimbursement of $264,335, which included tax reimbursements of $136,529, and a lump sum payment of $10,000 for professional transition services. Ms. Hamill will also receive a cash severance payment of $1,447,500 (payable in eighteen monthly installments), of which $445,385 was paid in 2019 and is included in the table above. The remainder of $1,002,115 was excluded from the table above since it had not been paid as of December 31, 2019 and remained subject to Ms. Hamill's compliance with various covenants under the Hamill Separation Agreement as of such date.

Pursuant to Ms. Hamill's offer letter, we accelerated vesting of her 87,680 stock options, 32,795 RSUs, and 42,630 performance shares granted in 2018.

[12]   Dr. McHutchison resigned from the company effective August 2, 2019. Dr. McHutchison's cash compensation includes a lump sum payment of $1,100,000 made under the Transition Services and General Release Agreement we entered into with Dr. McHutchison in July 2019.

2019 Grants of Plan-Based Awards

The following table sets forth certain additional information regarding grants of plan-based awards to our Named Executive Officers for the 2019 fiscal year:

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Award	Grant-Date Fair Value of Stock and Option Award[3]
				Threshold	Target	Maximum	Threshold	Target	Maximum			
Daniel P. O'Day	2019 performance shares	3/1/2019	2/6/2019	—	—	—	3,041	61,000[4][5]	122,000	—	—	$4,000,279[4][5]
	2019 option awards	3/1/2019	2/6/2019	—	—	—	—	—	—	231,280	66.01	$3,000,002[6]
	2019 restricted stock unit awards	3/1/2019	2/6/2019	—	—	—	—	45,450[7]	—	—	—	$3,000,154[7]
	Make-whole restricted stock unit awards	3/1/2019	2/6/2019	—	—	—	—	128,770[8]	—	—	—	$8,500,108[8]
	Corporate bonus	N/A	NA	—	$2,400,000	$3,600,000	—	—	—	—	—	—
Andrew D. Dickinson	2018 performance shares	2/6/2019	2/6/2019	—	—	—	120	600[4][9]	1,200	—	—	$ 41,250[4][9]
	2019 performance shares	2/6/2019	2/6/2019	—	—	—	486	8,684[4][5]	17,368	—	—	$ 667,047[4][5]
	2019 option awards	2/6/2019	2/6/2019	—	—	—	—	—	—	33,660	68.75	$ 500,063[6]
	2019 restricted stock unit awards	2/6/2019	2/6/2019	—	—	—	—	7,270[7]	—	—	—	$ 499,813[7]
	2019 option awards	11/10/2019	10/10/2019	—	—	—	—	—	—	44,160	65.38	$ 500,033[6]
	2019 restricted stock unit awards	11/10/2019	10/10/2019	—	—	—	—	7,650[7]	—	—	—	$ 500,157[7]
	Corporate bonus	N/A	NA	—	$ 836,000	$1,254,000	—	—	—	—	—	—
Johanna Mercier	2019 performance-based restricted stock units	7/24/2019	5/24/2019	—	—	—	—	26,270[10]	—	—	—	$1,750,633[10]
	2019 option awards	7/24/2019	5/24/2019	—	—	—	—	—	—	148,110	66.64	$1,750,097[6]
	2019 restricted stock unit awards	7/24/2019	5/24/2019	—	—	—	—	30,020[7]	—	—	—	$2,000,533[7]
	Corporate bonus	N/A	NA	—	$ 500,000	$ 750,000	—	—	—	—	—	—
Merdad V. Parsey, M.D., Ph.D.	2019 option awards	11/10/2019	9/30/2019	—	—	—	—	—	—	88,315	65.38	$1,000,008[6]
	2019 restricted stock unit awards	11/10/2019	9/30/2019	—	—	—	—	15,300[7]	—	—	—	$1,000,314[7]
	Corporate bonus	N/A	NA	—	—	—	—	—	—	—	—	—
Brett A. Pletcher	2017 performance shares	2/6/2019	2/6/2019	—	—	—	600	3,000[4][11]	6,000	—	—	$ 206,250[4][11]
	2018 performance shares	2/6/2019	2/6/2019	—	—	—	549	2,743[4][9]	5,486	—	—	$ 188,581[4][9]
	2019 performance shares	2/6/2019	2/6/2019	—	—	—	730	13,017[4][5]	26,034	—	—	$ 999,840[4][5]
	2019 option awards	2/6/2019	2/6/2019	—	—	—	—	—	—	50,480	68.75	$ 749,946[6]
	2019 restricted stock unit awards	2/6/2019	2/6/2019	—	—	—	—	10,910[7]	—	—	—	$ 750,063[7]
	Corporate bonus	N/A	NA	—	$ 950,000	$1,425,000	—	—	—	—	—	—

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Award	Grant-Date Fair Value of Stock and Option Award[3]
				Threshold	Target	Maximum	Threshold	Target	Maximum			
Gregg H. Alton[12]	2017 performance shares	2/6/2019	2/6/2019	—	—	—	738	3,690[4][11]	7,380	—	—	$ 253,687[4][11]
	2018 performance shares	2/6/2019	2/6/2019	—	—	—	499	2,497[4][9]	4,994	—	—	$ 171,669[4][9]
	2019 performance shares	2/6/2019	2/6/2019	—	—	—	912	16,277[4][5]	32,554	—	—	$1,250,251[4][5]
	2019 performance shares	3/1/2019	2/13/2019	—	—	—	126	2,540[4][5][13]	5,080	—	—	$ 166,569[4][5][13]
	2019 option awards	2/6/2019	2/6/2019	—	—	—	—	—	—	63,100	68.75	$ 937,433[6]
	2019 restricted stock unit awards	2/6/2019	2/6/2019	—	—	—	—	13,640[7]	—	—	—	$ 937,750[7]
	2019 option awards	3/1/2019	2/13/2019	—	—	—	—	—	—	9,640	66.01	$ 125,043[6][13]
	2019 restricted stock unit awards	3/1/2019	2/13/2019	—	—	—	—	1,890[7][13]	—	—	—	$ 124,759[7][13]
	Corporate bonus	N/A	NA	—	$1,065,000	$1,597,500	—	—	—	—	—	—
	Performance shares-modified	N/A	NA	—	—	—	—	—	—	—	—	$1,340,304[14]
	Options awards-modified	N/A	NA	—	—	—	—	—	—	—	—	$ 267,071[14]
Robin L. Washington	2017 performance shares	2/6/2019	2/6/2019	—	—	—	831	4,153[4][11]	8,306	—	—	$ 285,519[4][11]
	2018 performance shares	2/6/2019	2/6/2019	—	—	—	799	3,993[4][9]	7,986	—	—	$ 274,519[4][9]
	2019 performance shares	2/6/2019	2/6/2019	—	—	—	973	17,360[4][5]	34,720	—	—	$1,333,432[4][5]
	2019 option awards	2/6/2019	2/6/2019	—	—	—	—	—	—	67,310	68.75	$ 999,978[6]
	2019 restricted stock unit awards	2/6/2019	2/6/2019	—	—	—	—	14,550[7]	—	—	—	1,000,312[7]
	Corporate bonus	N/A	NA	—	$1,075,000	$1,612,500	—	—	—	—	—	—
Laura J. Hamill[15]	2019 performance shares	2/6/2019	2/6/2019	—	—	—	912	16,277[4]	32,554	—	—	$1,250,251[4]
	2019 option awards	2/6/2019	2/6/2019	—	—	—	—	—	—	63,100	68.75	$ 937,433[6]
	2019 restricted stock unit awards	2/6/2019	2/6/2019	—	—	—	—	13,640[7]	—	—	—	$ 937,750[7]
	Corporate bonus	N/A	NA	—	$ 965,000[16]	$1,447,500[16]	—	—	—	—	—	—
John G. McHutchison, M.D.	2017 performance shares	2/6/2019	2/6/2019	—	—	—	519	2,596[4][11]	5,192	—	—	$ 178,475[4][11]
	2018 performance shares	2/6/2019	2/6/2019	—	—	—	499	2,497[4][9]	4,994	—	—	$ 171,669[4][9]
	2019 performance shares	2/6/2019	2/6/2019	—	—	—	973	17,360[4][5][17]	34,720	—	—	$1,333,432[4][5][17]
	2019 option awards	2/6/2019	2/6/2019	—	—	—	—	—	—	67,310	68.75	$ 999,978[6][17]
	2019 restricted stock unit awards	2/6/2019	2/6/2019	—	—	—	—	14,550[7][17]	—	—	—	$1,000,312[7][17]
	Corporate bonus	N/A	NA	—	$1,025,000[16]	$1,537,500[16]	—	—	—	—	—	—

GILEAD
Creating Possible

(1) Actual amounts paid in early 2020 were based on our Compensation Committee's review and certification of corporate performance and individual achievements in 2019 and are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 65.

(2) Performance shares and RSU awards (both time-based and performance-based) granted under the 2004 Plan accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding performance shares and RSU awards. Dividend equivalents are accumulated and paid in cash when the underlying shares are issued. Amounts in the "Threshold" column represent the number of shares of our common stock issuable (e.g., 20% of the target number of performance shares allotted to the revenue subtranche and 0.025% of the target number of performance shares allotted to the Total Shareholder Return (TSR) tranche) upon threshold-level achievement of the performance goals described in footnotes 5, 9 and 11 below. If threshold level performance is not achieved, no shares are issuable.

(3) Represents the grant-date fair value of each equity award, calculated in accordance with Topic 718, and does not take into account estimated forfeitures. The grant-date fair value of the performance shares awarded is based on the probable outcome at 100% target level attainment of one or more pre-established performance objectives and the assumptions used in the calculation of the grant-date fair value of options are set forth in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2019, included in our Annual Report on Form 10-K filed with the SEC for such fiscal year.

(4) Performance objectives were set for certain tranches of performance shares which were approved in prior years by our compensation committee and the associated grant-date fair value of those tranches has been incorporated in the table above (i.e., the performance objectives for the third subtranche of the revenue tranche of the 2017 performance shares and the second subtranche of the revenue tranche of the 2018 performance shares). Performance shares that currently have no grant date as the performance objectives have not yet been defined as of the close of the 2019 fiscal year, and therefore, do not have a reportable grant-date fair value under Topic 718 are excluded from the Summary Compensation Table and the table above (i.e., the performance objectives for the third subtranche of the revenue tranche of the 2018 performance shares and the second and third subtranches of the revenue tranche of the 2019 performance shares). See footnotes 5, 9 and 11 below for a detailed description of the terms of the related performance shares.

Because of changes in our stock price between the date of the approval by our Compensation Committee and the time when the performance objectives are established, the reported grant-date fair value of the performance shares differs from the award value approved by our Compensation Committee. As a result, only approximately two-thirds of the value of performance shares awarded in 2019 is included in the Summary Compensation Table and the table above. The value of the relevant performance shares awarded to our serving NEOs as of December 31, 2019 is as set forth below:

Executive Officer	PSU Award Value Approved By Our Compensation Committee	Performance shares at Target based on Compensation Committee Approval (# of Shares)	
		TSR	Revenue
Mr. O'Day	$6,000,000	45,850	45,450
Mr. Dickinson	$1,000,000	6,260	7,270
Mr. Pletcher	$1,500,000	9,380	10,910

(5) Represents the grant-date fair value of the 2019 performance shares awarded on February 6, 2019.

The 2019 performance shares were divided into two equally-weighted TSR and revenue tranches based on award value approved by the Compensation Committee. The performance-based vesting requirement for the TSR tranche was set by our Compensation Committee on February 6, 2019 and is tied to the percentile level of our TSR for the three-year performance period from February 1, 2019 through December 31, 2021 relative to the TSR realized for that same period by the companies comprising three subsets of the S&P Health Sub-Index. Based on the terms of the awards, to receive any shares of our common stock accrued pursuant to this TSR tranche, an executive officer must remain employed with us through the date following the completion of the performance period on which our Compensation Committee certifies the TSR level attained (the "TSR-based Awards Certification Date"), subject to pro-rata vesting in the event of death, disability or retirement before that date.

The performance-based vesting requirement for the revenue tranche of each performance award is divided into three equal subtranches, each with its own one-year performance period and applicable service period of one or more specified years, as follows:

The performance-based vesting requirement for the first subtranche was the achievement of the target level of consolidated net product revenue for the 2019 fiscal year as set by our Compensation Committee. The grant-date fair value of that particular subtranche was measured on February 6, 2019, in accordance with Topic 718. Based on the terms of the awards, any shares accrued on the basis of revenue goal attainment for this subtranche are also subject to a service-vesting condition that requires continued service through the date following the completion of the third subtranche performance period on which our Compensation Committee certifies the attained level of the consolidated net product revenue goal applicable to the third subtranche (the "Revenue-based Awards Certification Date").

Since the revenue goals for the second and third subtranches of the revenue tranche of the 2019 performance shares had not been set by our Compensation Committee as of the close of the 2019 fiscal year, those subtranches do not have a determinable grant-date fair value under Topic 718 for the 2019 fiscal year.

(6) Reflects option awards granted under our 2004 Plan, the terms of which are consistent with those of options granted to other employees under the 2004 Plan. The options vest at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the optionee's employment over the next 36 months thereafter. Subject to earlier forfeiture, the maximum term of options granted under the 2004 Plan is 10 years. The exercise price per share of each option granted was equal to the closing market price of our common stock on the grant date or the closing market price on the day before the grant date if the grant date is not on a business day.

(7) Represents time-based RSU awards under the 2004 Plan that vest in a series of four successive annual installments upon completion of each year of continued service over the four-year period measured from the grant date.

(8) Represents make-whole RSUs that vest annually over three years, commencing on the first anniversary of the grant date, subject to continued service.

(9) Represents the grant-date fair value of the 2019 revenue subtranche of performance shares awarded in 2018 under the 2004 Plan, as that value was measured on February 6, 2019, the date on which the revenue target for that particular subtranche was first communicated to the NEOs (following approval by our Compensation Committee). Although such subtranche was part of the performance share award originally made on February 1, 2018, no grant-date fair value could be determined for that subtranche under Topic 718 until February 6, 2019.

The 2018 performance shares were divided into two equally-weighted TSR and revenue tranches based on award value approved by the Compensation Committee similar to the description of the 2019 performance shares in footnote 5 above. Based on the terms of the awards, any shares accrued on the basis of the applicable level of TSR goal attainment are also subject to a service-vesting condition that generally requires continued service with us through the TSR-based Awards Certification Date. The TSR three-year performance period is from February 1, 2018 through December 31, 2020. Based on the terms of the awards, any shares accrued on the basis of the applicable level of revenue goal attainment are also subject to a service-vesting condition that requires continued service with us through the Revenue-based Awards Certification Date, subject to pro-rata vesting in the event of death, disability or retirement before that date.

Since the revenue goal for the third subtranche of the 2018 performance share award had not been set by our Compensation Committee as of the close of the 2019 fiscal year, that subtranche does not have a determinable grant-date fair value under Topic 718 for the 2019 fiscal year.

(10) Represents performance-based RSUs granted to Ms. Mercier under the 2004 Plan in connection with her appointment as Chief Commercial Officer, divided equally into two tranches with the vesting of each tranche tied to the attainment of specified individual performance objectives to be completed by September 30, 2020 and December 31, 2020, respectively.

(11) Represents the grant-date fair value of the 2019 revenue subtranche of performance shares awarded in 2017 under our 2004 Plan, as that value was measured on February 6, 2019, the date on which the revenue target for that particular subtranche was first communicated to the NEOs (following approval by our Compensation Committee). Although such subtranche was part of the PSU award originally made on February 2, 2017, no grant-date fair value could be determined for that subtranche under Topic 718 until February 6, 2019.

The 2017 performance shares were divided into two equally-weighted TSR and revenue tranches based on award value approved by the Compensation Committee similar to the description of the 2019 performance shares in footnote 5 above. Based on the terms of the awards, any shares accrued on the basis of the applicable level of TSR and revenue goal attainment are also subject to a service-vesting condition that requires continued service with us through the awards certification date, subject to pro-rata vesting in the event of death, disability or retirement before that date.

(12) See footnote 16 of the 2019 Outstanding Equity Awards at Fiscal Year-End table on page 71 for vesting terms of stock options, RSUs and performance shares in the light of Mr. Alton's separation.

(13) Represents option awards, performance shares and RSUs granted for Mr. Alton's service as interim Chief Executive Officer.

(14) As described in footnote 9 of the Summary Compensation Table on page 65, we modified the fair value of Mr. Alton's stock and option awards. These amounts represent the incremental fair value determined as of the date of the Separation Agreement in accordance with Topic 718.

(15) These 2019 RSUs, performance shares and options were canceled upon Ms. Hamill's separation on July 1, 2019.

(16) These bonus opportunities were forfeited and did not result in any payout as these NEOs departed prior to the payout date.

(17) These 2019 RSUs, performance shares and options were canceled upon Dr. McHutchison's separation on August 2, 2019.

GILEAD
Creating Possible

2019 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unexercised option award and unvested stock award held by each of our Named Executive Officers as of December 31, 2019. Market values are based on our closing stock price on December 31, 2019 of $64.98:

Name	Option Awards[1]				Stock Awards[3]			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Daniel P. O'Day	—	231,280[4]	$ 66.01	3/1/2029	—	—	—	—
	—	—	—	—	19,204[5]	$1,247,876	45,850[6]	$2,979,333
	—	—	—	—	—	—	45,450[7]	$2,953,341
	—	—	—	—	—	—	128,770[7]	$8,367,475
Andrew D. Dickinson	49,470	16,490	$ 72.70	12/10/2026	—	—	—	—
	32,615	10,725	$ 72.70	8/10/2027	—	—	—	—
	12,483	6,147	$ 73.77	11/10/2027	—	—	—	—
	7,967	10,243	$ 83.49	2/1/2028	—	—	—	—
	6,825	8,775	$ 80.72	3/10/2028	—	—	—	—
	22,832	38,053	$ 71.91	6/10/2028	—	—	—	—
	—	33,660[4]	$ 68.75	2/6/2029	—	—	—	—
	—	44,160[4]	$ 65.38	11/10/2029	—	—	—	—
	—	—	—	—	980[8]	$ 63,680	1,350[9]	$ 87,723
	—	—	—	—	761[10]	$ 49,450	—	—
	—	—	—	—	3,073[5]	$ 199,684	6,260[6]	$ 406,775
	—	—	—	—	—	—	2,306	$ 149,844
	—	—	—	—	—	—	1,133	$ 73,622
	—	—	—	—	—	—	2,306	$ 149,844
	—	—	—	—	—	—	10,938	$ 710,751
	—	—	—	—	—	—	7,270[7]	$ 472,405
	—	—	—	—	—	—	7,650[7]	$ 497,097
Johanna Mercier	—	148,110[4]	$ 66.64	7/24/2029	—	—	—	—
	—	—	—	—	—	—	26,270[11]	$1,707,025
	—	—	—	—	—	—	30,020[7]	$1,950,700
Merdad V. Parsey, M.D., Ph.D.	—	88,315[4]	$ 65.38	11/10/2029	—	—	—	—
	—	—	—	—	—	—	15,300[7]	$ 994,194
Brett A. Pletcher	9,500	—	$ 24.30	1/26/2022	—	—	—	—
	17,560	—	$ 40.56	2/1/2023	—	—	—	—
	25,780	—	$ 80.65	2/1/2024	—	—	—	—
	23,460	—	$104.83	2/1/2025	—	—	—	—
	14,830	—	$116.58	8/10/2025	—	—	—	—
	50,240	3,350	$ 84.05	2/1/2026	—	—	—	—
	50,517	22,963	$ 72.25	2/2/2027	—	—	—	—
	30,275	38,925	$ 83.49	2/1/2028	—	—	—	—
	—	50,480[4]	$ 68.75	2/6/2029	—	—	—	—
	—	—	—	—	323[12]	$ 20,989	—	—
	—	—	—	—	6,000[13]	$ 389,880	—	—
	—	—	—	—	4,902[14]	$ 318,532	—	—
	—	—	—	—	3,803[15]	$ 247,119	—	—
	—	—	—	—	4,483[8]	$ 291,305	6,170[9]	$ 400,927
	—	—	—	—	3,477[10]	$ 225,935	—	—
	—	—	—	—	4,610[5]	$ 299,558	9,380[6]	$ 609,512
	—	—	—	—	—	—	10,910[7]	$ 708,932
Gregg H. Alton	108,742	—	$ 24.30	1/26/2022[16]	—	—	—	—
	55,596	—	$ 40.56	2/1/2023[16]	—	—	—	—
	52,540	—	$ 80.65	1/3/2024[16]	—	—	—	—
	51,690	—	$104.83	1/3/2024[16]	—	—	—	—
	70,340	4,690	$ 84.05	1/3/2024[16]	—	—	—	—
	62,170	28,260	$ 72.25	1/3/2024[16]	—	—	—	—
	27,523	35,387	$ 83.49	1/3/2024[16]	—	—	—	—
	—	63,100[4]	$ 68.75	1/3/2025[16]	—	—	—	—
	—	9,640[4]	$ 66.01	1/3/2025[16]	—	—	—	—
	—	—	—	—	398[12]	$ 25,862	—	—
	—	—	—	—	7,380[13]	$ 479,552	—	—
	—	—	—	—	6,029[14]	$ 391,764	—	—
	—	—	—	—	4,677[15]	$ 303,911	—	—
	—	—	—	—	4,080[8][16]	$ 265,118	5,610[9][16]	$ 364,538
	—	—	—	—	3,165[10][16]	$ 205,662	—	—
	—	—	—	—	6,562[5][16]	$ 426,399	13,640[6][16]	$ 886,327
	—	—	—	—	—	—	13,640[7][16]	$ 886,327
	—	—	—	—	—	—	1,890[7][16]	$ 122,812

Name	Option Awards[1] Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price[2]	Option Expiration Date	Stock Awards[3] Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Robin L. Washington[17]	39,158	—	$ 40.56	6/1/2020[17]	—	—	—	—
	44,820	—	$ 80.65	6/1/2020[17]	—	—	—	—
	15,460	—	$ 80.65	6/1/2020[17]				
	47,260	—	$104.83	6/1/2020[17]	—	—	—	—
	64,312	4,288	$ 84.05	6/1/2020[17]	—	—	—	—
	69,946	31,794	$ 72.25	6/1/2020[17]	—	—	—	—
	44,034	56,616	$ 83.49	6/1/2020[17]	—	—	—	—
	—	67,310[4]	$ 68.75	3/1/2025[17]	—	—	—	—
	—	—	—	—	448[12]	$ 29,111	—	—
	—	—	—	—	8,308[13]	$ 539,854	—	—
	—	—	—	—	6,786[14]	$ 440,954	—	—
	—	—	—	—	5,264[15]	$ 342,055	—	—
	—	—	—	—	6,526[8]	$ 424,059	8,980[9][17]	$ 583,520
	—	—	—	—	5,062[10]	$ 328,929	—	—
	—	—	—	—	6,148[5][18]	$ 399,497	12,510[6][18]	$ 812,900
	—	—	—	—	—	—	14,550[7][18]	$ 945,459
Laura J. Hamill	87,680[19]	—	$ 76.24	7/1/2020[19]	—	—	—	—
John G. McHutchison, M.D.	19,950	—	$ 16.89	7/22/2020[20]	—	—	—	—
	16,850	—	$ 24.30	1/26/2022[20]	—	—	—	—
	29,710	—	$ 40.56	8/2/2022[20]	—	—	—	—
	21,660	—	$ 80.65	8/2/2022[20]	—	—	—	—
	20,630	—	$ 80.65	8/2/2022[20]				
	51,690	—	$104.83	8/2/2022[20]	—	—	—	—
	51,581	—	$ 84.05	8/2/2022[20]	—	—	—	—
	39,744	—	$ 72.25	8/2/2022[20]	—	—	—	—
	23,591	—	$ 83.49	8/2/2022[20]	—	—	—	—
	19,928	—	$ 65.22	8/2/2022[20]	—	—	—	—
	—	—	—	—	240[21]	$ 15,595	—	—
	—	—	—	—	4,473[21]	$ 290,656	—	—
	—	—	—	—	3,359[21]	$ 218,268	—	—
	—	—	—	—	1,920[21]	$ 124,762	—	—
	—	—	—	—	4,080[8][20]	$ 265,118	5,610[9][20]	$ 364,538
	—	—	—	—	3,165[10][20]	$ 205,662	—	—

[1] The options granted under the 2004 Plan vest over a four-year period at the rate of 25% on the first anniversary of the grant date and 6.25% each quarter thereafter during the optionee's employment. Each option is exercisable over a period not to exceed the contractual term of ten years from the date the stock options are issued.

[2] The exercise price per share of each option granted was equal to the closing market price of our common stock on the grant date or the closing market price on the day before the grant date if the grant date is not on a business day.

[3] Stock awards granted under the 2004 Plan accrue forfeitable dividend equivalents that are subject to the same vesting and other terms and conditions as the corresponding stock awards. Dividend equivalents are accumulated and paid in cash when the underlying shares vest.

[4] This particular stock option award for each of the NEOs is also included in the 2019 Grants of Plan-Based Awards table on page 67.

[5] Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2019 performance shares, as described in footnote 5 to the 2019 Grants of Plan-Based Awards table on page 67, based on attainment of the applicable revenue goal at the 126.7% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation Committee, subject to pro-rata vesting in the event of death, disability or retirement before that date.

[6] Represents the number of shares of our common stock that will vest and become issuable pursuant to the TSR tranche of the 2019 performance shares, as described in footnote 5 to the 2019 Grants of Plan-Based Awards table on page 67, assuming the established performance goal is attained at the target level.

[7] This particular grant of RSUs for each NEO is also included in the 2019 Grants of Plan-Based Awards table on page 67.

[8] Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2018 performance shares, as described in footnote 9 to the 2019 Grants of Plan-Based Awards table on page 67, based on attainment of the applicable revenue goal at the 163.4% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation Committee, subject to pro-rata vesting in the event of death, disability or retirement before that date.

[9] Represents the number of shares of our common stock that will vest and become issuable pursuant to the TSR tranche of the 2018 performance shares, as described in footnote 9 to the 2019 Grants of Plan-Based Awards table on page 67, assuming the established performance goal is attained at the target level.

[10] Represents the number of shares of our common stock that have accrued under the second revenue subtranche of the 2018 performance shares, as described in footnote 9 to the 2019 Grants of Plan-Based Awards table on page 67, based on attainment of the applicable revenue goal at the 126.7% of the target level. The shares are now subject only to a service-vesting condition that requires continued service through certification by our Compensation Committee, subject to pro-rata vesting in the event of death, disability or retirement before that date.

(11) Represents performance-based RSUs granted to Ms. Mercier under the 2004 Plan, tied to specified individual performance objectives as described in footnote 10 to the 2019 Grants of Plan-Based Awards table on page 67.

(12) Represents the number of shares of our common stock that have accrued pursuant to the TSR tranche of the 2017 performance shares, as described in footnote 11 to the 2019 Grants of Plan-Based Awards table on page 67, based on attainment of the applicable TSR goal at 4% of the target level as certified by our Compensation Committee on January 29, 2020. The shares were released on January 29, 2020.

(13) Represents the number of shares of our common stock that have accrued under the first revenue subtranche of the 2017 performance shares, as described in footnote 11 to the 2019 Grants of Plan-Based Awards table on page 67, based on attainment of the applicable revenue goal at the 200% of the target level. The shares were released on January 29, 2020.

(14) Represents the number of shares of our common stock that have accrued under the second revenue subtranche of the 2017 performance shares, as described in footnote 11 to the 2019 Grants of Plan-Based Awards table on page 67, based on attainment of the applicable revenue goal at the 163.4% of the target level. The shares were released on January 29, 2020.

(15) Represents the number of shares of our common stock that have accrued under the third revenue subtranche of the 2017 performance shares, as described in footnote 11 to the 2019 Grants of Plan-Based Awards table on page 67, based on attainment of the applicable revenue goal at the 126.7% of the target level. The shares were released on January 29, 2020.

(16) Pursuant to the Retention Program, (i) unvested stock options granted prior to January 1, 2019 will continue to vest through January 3, 2021 and will remain exercisable until the earlier of ten years from grant date or January 3, 2024, (ii) 2018 performance shares will continue to vest until fully vested; and (iii) 2019 performance shares will continue to vest in a pro-rated portion of the performance shares earned during the performance period plus an additional twelve months based on the actual level at which the applicable performance metrics are attained.

Pursuant to the retirement-eligibility vesting provisions, unvested stock awards and options granted on or after January 1, 2019 will continue to vest until fully vested. Stock options will remain exercisable until January 3, 2025..

(17) As described in footnote 10 of the Summary Compensation Table on page 65, Ms. Washington stepped down from her position as Executive Vice President, Chief Financial Officer and remained as a Sr. Advisor until March 1, 2020. Her vested options will expire on June 1, 2020 and her unvested stock awards granted prior to January 1, 2019 will be canceled.

(18) Ms. Washington's 2019 stock awards will continue to vest based on the retirement-eligibility provisions of such grants. Her 2019 performance shares will vest based on attainment of the applicable performance goals. As described in footnote 5 to the 2019 Grants of Plan-Based Awards table on page 67, since the revenue goals for the second and third subtranches of the revenue tranche of the 2019 performance shares had not been set by our Compensation Committee as of the close of the 2019 fiscal year, those substranches do not have a determinable grant-date fair value under Topic 718 for the 2019 fiscal year and excluded from the table above.

(19) Pursuant to the terms of Ms. Hamill's offer letter, these unvested stock options vested in full.

(20) Dr. McHutchison's vested options remain exercisable until the earlier of 10 years from grant date or August 2, 2022, three years from his separation date of August 2, 2019, under the retirement vesting provisions of these grants. The 2018 performance shares will continue to vest based on attainment of the applicable performance goals, with final awards prorated for his period of service in accordance with the retirement-eligibility vesting provisions of such awards.

(21) Represents the number of shares of our common stock that accrued under the 2017 performance shares based on attainment of the applicable performance goals, prorated for his service period to the separation date on August 2, 2019. The shares were released on January 29, 2020.

2019 Option Exercises and Stock Vested

The following table shows the number of shares acquired upon exercise of stock options and vesting of restricted stock units or performance shares or both for each of our Named Executive Officers during the year ended December 31, 2019:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting[2]
Daniel P. O'Day	—	$ —	—	$ —
Andrew D. Dickinson	—	$ —	7,856	$ 514,348
Johanna Mercier	—	$ —	—	$ —
Merdad V. Parsey, M.D., Ph.D.	—	$ —	—	$ —
Brett A. Pletcher	50,500	$1,844,277	14,452	$ 989,819
Gregg H. Alton	—	$ —	18,723	$1,287,206
Robin L. Washington	—	$ —	17,123	$1,177,206
Laura J. Hamill	—	$ —	85,265	$5,766,207
John G. McHutchison, M.D.	—	$ —	14,712	$1,011,450

(1) Option awards value realized is determined by multiplying (i) the amount by which the market price of our common stock at the time of exercise exceeded the exercise price by (ii) the number of shares of common stock for which the options were exercised.

(2) Stock awards value realized is determined by multiplying (i) the closing market price of our common stock on the vesting date by (ii) the number of shares of common stock that vested on that date.

2019 Nonqualified Deferred Compensation

The following table shows the contributions, earnings and account balances for our Named Executive Officers under our Deferred Compensation Plan:

Name	Executive Contributions in Last Fiscal Year	Company Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year[1][2]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End
Daniel P. O'Day	$ —	$ —	$ —	$ —	$ —
Andrew D. Dickinson	$ —	$ —	$ —	$ —	$ —
Johanna Mercier	$ —	$ —	$ —	$ —	$ —
Merdad V. Parsey, M.D., Ph.D.	$ —	$ —	$ —	$ —	$ —
Brett A. Pletcher	$ —	$ —	$ 723,209	$ —	$ 4,993,355
Gregg H. Alton	$ 1,848,628[3]	$ —	$ 3,174,096	$ —	$ 15,289,833[3]
Robin L. Washington	$ —	$ —	$ 286,961	$ —	$ 1,535,347[4]
Laura J. Hamill	$ —	$ —	$ —	$ —	$ —
John G. McHutchison, M.D.	$ —	$ —	$ —	$ —	$ —

[1] The reported amount corresponds to a composite of the actual market earnings on a group of investment funds selected by the applicable NEOs for purposes of tracking the notional investment return on his or her balance for the 2019 fiscal year.

[2] Although 27 investment funds are available for selection under our Deferred Compensation Plan, the investment selections for the 2019 fiscal year were concentrated primarily in the 10 investment funds named below. The rate of return for each such fund for the 2019 fiscal year was as follows:

Name of Fund	% Rate of Return
Vanguard Institutional Index - Instl Shares	31.46%
Fidelity Growth Company - Class K	38.52%
T. Rowe Price Blue Chip Growth	29.97%
Vanguard Total Bond Market Index - Instl Shares	8.68%
Fidelity Diversified International - Class K	29.81%
Fidelity Government Money Market	1.80%
Fidelity Low Priced Stock - Class K	25.81%
Vanguard Equity Income - Admiral Shares	25.35%
Fidelity Freedom 2025 - Class K	19.57%
Fidelity Freedom 2020 - Class K	18.14%

[3] Includes $666,839 of deferred salary in the last fiscal year reported for such individual in the 2019 Summary Compensation Table and aggregate deferred salary and non-equity incentive plan compensation of $7,290,922 reported in previous Summary Compensation Tables.

[4] Includes $666,508 of aggregate deferred non-equity incentive plan compensation reported for such individual in the previous Summary Compensation Tables.

GILEAD
Creating Possible

2019 Potential Payments upon Involuntary Termination or Change in Control Termination[1]

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause or Resignation for Good Reason[2] Without a Change in Control	Involuntary Termination Without Cause or Resignation For Good Reason Within Change in Control Protection Period	Death/ Disability
Daniel P. O'Day			
Cash severance	$ 8,000,000	$12,000,000	$ —
Equity award vesting acceleration	$17,516,918[3]	$17,516,918[3]	$17,516,918[3]
Benefits and perquisites:			
Lump sum to cover COBRA costs	$ 43,032	$ 64,548	$ —
Outplacement services	$ 14,500	$ 14,500	$ —
Deferred Compensation Plan contribution	$ 3,750,000	$ 3,750,000	$ 3,750,000
Total	$29,324,450	$33,345,966	$21,266,918
Andrew D. Dickinson			
Cash severance	$ 2,554,609	$ 4,011,523	$ —
Equity award vesting acceleration	$ 1,299,332[3]	$ 2,818,767[3]	$ 325,036[3]
Benefits and perquisites:			
Lump sum to cover COBRA costs	$ 45,077	$ 75,128	$ —
Outplacement services	$ 10,500	$ 10,500	$ —
Total	$ 3,909,518	$ 6,915,918	$ 325,036
Johanna Mercier			
Cash severance	$ 2,500,000	$ 5,000,000	$ —
Equity award vesting acceleration	$ 3,657,724[3]	$ 3,657,724[3]	$ —
Benefits and perquisites:			
Lump sum to cover COBRA costs	$ 260	$ 433	$ —
Outplacement services	$ 10,500	$ 10,500	$ —
Sign-On bonus installment	$ 1,250,000	$ 1,250,000	$ —
Total	$ 7,418,484	$ 9,918,657	$ —
Merdad V. Parsey, M.D., Ph.D.			
Cash severance	$ 2,500,000	$ 5,000,000	$ —
Equity award vesting acceleration	$ 994,194[3]	$ 994,194[3]	$ —
Benefits and perquisites:			
Lump sum to cover COBRA costs	$ 36,929	$ 61,548	$ —
Outplacement services	$ 10,500	$ 10,500	$ —
Sign-On bonus installment	$ 1,000,000	$ 1,000,000	$ —
Total	$ 4,541,623	$ 7,066,242	$ —
Brett A. Pletcher			
Cash severance	$ 2,763,721	$ 4,534,301	$ —
Equity award vesting acceleration	$ 2,672,162[3]	$ 3,953,513[3]	$ 1,855,151[3]
Benefits and perquisites:			
Lump sum to cover COBRA costs	$ 40,149	$ 66,916	$ —
Outplacement services	$ 10,500	$ 10,500	$ —
Total	$ 5,486,532	$ 8,565,230	$ 1,855,151

[1] See "Separation Arrangements Related to Leadership Transition" on page 58 for information regarding the payments and benefits provided to Ms. Hamill, Mr. Alton, and Dr. McHutchison in connection with their respective departures. Ms. Washington did not receive any payments or benefits in connection with her retirement, and was not eligible for the enhanced "retirement" vesting provisions under her outstanding equity awards.

[2] Per the terms of their applicable offer letters, all such amounts are also payable to Mr. O'Day in the event of his resignation for Good Reason and the Equity award vesting acceleration and sign-on bonus installments are payable to Ms. Mercier and Dr. Parsey in the event of a resignation for Good Reason.

(3) Amount reflects $64.98 (our closing stock price on December 31, 2019) multiplied by the number of shares covered by each accelerating award. All unvested options that would accelerate were out-of-the money on December 31, 2019, and thus are not reflected. 2017 performance awards tied to TSR reflect payout at 4% of target. 2017 performance awards tied to revenue reflect payout at 163.4% of target (200% for first subtranche, 163.4% for second subtranche, 126.7% for third subtranche). 2018 performance awards tied to TSR assume payout at 100% of target. 2018 performance awards tied to revenue assume only first subtranche and second subtranche are outstanding at time of change of control (per award agreement terms) with payout at 163.4% of target for first subtranche and 126.7% of target for second subtranche. 2019 performance awards tied to TSR assume payout at 100% of target. 2019 performance awards tied to revenue assume only first subtranche is outstanding at time of change of control (per award agreement terms) with payout at 126.7% of target. For Mr. O'Day, 2019 performance awards tied to revenue assume 126.7% of target for the first subtranche and target performance for the second and third subtranches.

CEO Pay Ratio

We present below the ratio of annual total compensation of our median compensated employee to the annualized total compensation of Mr. O'Day.

The ratio presented below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

In identifying our median paid employee, we applied the following steps:

- We identified our median compensated employee from the 11,486 full-time and part-time workers who were included as employees on our payroll records as of October 1, 2019 based on year-to-date base salary, bonus, commissions and equity, with conforming adjustments for employees who were hired during that period but did not work the full nine months.
- We then excluded employees at the median who had anomalous compensation characteristics to determine the median compensated employee.
- Due to the Chief Executive Officer transition that occurred in 2019, as permitted by SEC rules, we elected to annualize the Chief Executive Officer compensation for purposes of the pay ratio based on compensation for Mr. O'Day's appointment as Chairman and Chief Executive Officer effective March 1, 2019.

The 2019 annualized total compensation for Mr. O'Day was $29,361,393, which reflects his annualized base salary for the year, as well as all other elements of his compensation as determined under Item 402 of Regulation S-K. The 2019 annual total compensation as determined under Item 402 of Regulation S-K for our median employee was $173,264. The ratio of Mr. O'Day's annualized total compensation to our median employee's total annual compensation for fiscal year 2019 is 169 to 1. As discussed in our Compensation Discussion and Analysis, Mr. O'Day's compensation includes make-whole payments agreed to when he left his employer of 30 years to accept our offer. Excluding these payments, the 2019 annualized total compensation for Mr. O'Day was $15,186,285 and the ratio between this amount and our median employee's 2019 annual total compensation is 88 to 1. We believe this supplemental ratio reflects a more representative comparison of Mr. O'Day's pay to our median employee's pay.

Stockholder Proposals

▸ Stockholder Proposal Requesting that the Board Adopt a Policy that the Chairperson of the Board of Directors be an Independent Director

Friends Fiduciary Corporation and co-filers have submitted a stockholder proposal for consideration at the Annual Meeting. Friends Fiduciary Corporation's address is 1700 Market Street, Suite 1535, Philadelphia, Pennsylvania 19103. We have been notified that Friends Fiduciary Corporation has continuously held shares our common stock worth at least $2,000 since November 22, 2018. We will provide the name, address and known share holdings of the co-filers of this proposal upon written or oral request to the Corporate Secretary at the address set forth in question 15 in "Questions and Answers."

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Friends Fiduciary Corporation and co-filers to the stockholders for approval is as follows:

Stockholder Proposal

RESOLVED: Gilead Sciences ("Gilead" or the "Company") shareholders request the Board of Directors adopt as policy (the "Policy"), and amend the bylaws as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, be an independent member of the board. The Policy shall apply prospectively so as not to violate any contractual obligations. If the board determines that a Chair who was independent when selected is no longer independent, the board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to have a non-independent director act as Chair.

In November 2019, the U.S. government sued Gilead for infringement of patents. The cost of PrEP treatment — Gilead's Truvada and Descovy products taken daily — is up to $20,000 per year. PrEP is an integral part of global HIV prevention and the Company's pricing may impede these efforts. Negative media attention surrounding this lawsuit presents challenges for the Company.

Concerns about these risks have led to growing investor interest in the Company's governance practices. In our view, shareholders are best served by an independent board Chair who can provide a balance of power between the CEO and the board. The board is responsible for overseeing management, and conflicts of interest may arise when one person holds both the Chair and CEO positions. We believe that Gilead's board should adopt best practice governance policies, including having an independent board chair.

As of October 2018, 50% of companies in the S&P 500 have separated the CEO and Chair roles. Numerous institutional investors recommend such a separation. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place. The Council of Institutional Investors' corporate governance policies favor independent board chairs.

In order to ensure that our board can provide rigorous oversight for our Company and management with greater independence and accountability, we urge a vote FOR this shareholder proposal.

> Our Board unanimously recommends a vote "**AGAINST**" Proposal 4.

Our Board Recommends a Vote AGAINST this Proposal.

Board's View Aligns with Recent Stockholder Votes on this Issue

In 2013, 2014, 2015, 2017, 2018 and 2019, our Board carefully considered stockholder proposals requesting that our Board adopt a policy that the Chairperson of the Board be an independent director. In each of those votes, the majority of shares were voted AGAINST the proposals. Our Board continues to believe that stockholder interests are best served when the Board has the flexibility to determine the best person to serve as Chairperson, and that the robust duties of our Lead Independent Director provide strong independent Board leadership, and recommends a vote AGAINST this proposal.

The Board Should Have Flexibility to Structure an Appropriate Governance Structure Tailored to the Needs of Gilead

Our Board has the flexibility to design Gilead's board leadership structure as our Board deems appropriate based on the circumstances at the time. Our Board is comprised of directors with diverse backgrounds, experiences and perspectives, as well as extensive knowledge about Gilead's business, and is best positioned to evaluate the optimal Board leadership structure. Our policy enables our Board to choose a leadership structure that can be tailored to the strengths of Gilead's officers and directors and best addresses Gilead's evolving and highly complex business. Departing from Gilead's current policy would unduly impair our Board's ability to select the director it believes is best suited to serve as Chairperson based on the circumstances at the time.

Our Board actively reviews this structure to ensure that it continues to serve the best interests of Gilead. As part of this review, the Board incorporates feedback from investors gained through our stockholder engagement efforts. In addition, our Board self-assessment process evaluates the effectiveness of the Board, the Chair's leadership of the Board and our Lead Independent Director. Our Board has determined that it is currently in the best interests of Gilead to partner a powerful Lead Independent Director with our Chair of the Board.

Currently, Having Mr. O'Day as our Chair of the Board is in the Best Interests of Gilead and its Stockholders

Our Board believes that it is currently in the best interests of Gilead and its stockholders for Mr. O'Day to serve as our Chief Executive Officer and Chairman of the Board because it best positions Mr. O'Day to effectively drive future strategy and decision-making for our organization. In addition to public, private and non-profit board experience, Mr. O'Day has a track record of success in highly scientific and competitive therapeutic areas, deep understanding of the evolving healthcare environment around the world and unwavering commitment to driving innovation across all aspects of a business.

Our Lead Independent Director and Our Strong Governance Structures Ensure our Board's Independent Leadership and Accountability

We believe the robust duties of our Lead Independent Director empower our independent directors to provide effective guidance and oversight of management. The role of Lead Independent Director at Gilead is modeled on the role of an independent Chairperson, ensuring a strong, independent and active Board of Directors. As set forth in the Lead Independent Charter adopted by our Board, the Lead Independent Director has clearly delineated and comprehensive duties. These duties include:

- Consulting with the Chairperson as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with ongoing company operations;
- Consulting with the Chairperson regarding and approving the information, agenda and schedules of meetings of the Board of Directors and Board committees;
- Advising the Chairperson as to the information necessary or appropriate for the independent directors to effectively and responsibly perform their duties and provide feedback on the quality, quantity and timeliness of information submitted by management;
- Advising the Board of Directors and its committees on the retention of advisers and consultants who report directly to the Board of Directors;
- Calling meetings of the independent directors, as appropriate;

GILEAD
Creating Possible

- Serving as chairperson of meetings of the independent directors;

- Serving as principal liaison between the independent directors and the Chairperson and between the independent directors and senior management;

- Ensuring that independent directors have adequate opportunities to meet and discuss issues in meetings of the independent directors;

- Encouraging director participation by fostering an environment of open dialogue and constructive feedback among independent directors;

- Communicating to management, as appropriate, the results of private discussions among independent directors;

- Chairing meetings of the Board of Directors when the Chairperson is not present;

- Facilitating the effective functioning of key Board committees and providing input on functioning of the committees, when required;

- Participating on ad-hoc committees established to deal with extraordinary matters, such as investigations and mergers and acquisitions;

- Providing guidance on director succession and development;

- Ensuring Board agendas provide the Board with the ability to periodically review and provide input on the company's long-term strategy and to monitor management's execution of the long term-strategy;

- Unless otherwise directed by the Board, serving as the independent directors' representative in crisis situations;

- Monitoring conflicts of interest of all directors, including the Chief Executive Officer;

- Participating in succession planning for the Chief Executive Officer and in talent retention and development programs for members of senior management;

- Responding to major stockholder and other stakeholder questions and comments that are directed to the Lead Independent Director or to the independent directors as a group, with such consultation with the Chairperson and other directors as the Lead Independent Director may deem appropriate;

- Representing independent directors in communications with other stakeholders, as required; and

- Performing such other duties as the Board of Directors may from time to time delegate.

In addition, as required by our Board Guidelines, Gilead's independent directors meet without executive management on a routine basis to review, among other things, Gilead's strategy, performance, management effectiveness and succession planning.

Finally, Gilead's strong corporate governance policies and practices provide our independent directors with the ability to effectively oversee our management.

- *Substantial majority of our directors are independent.* Currently, seven out of the eight director nominees are independent.

- *Fully independent Board committees.* All members of the key Board committees—the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee—are "independent" in accordance with or as defined in the rules adopted by the SEC and Nasdaq and Gilead's own Board Guidelines. This ensures that oversight of critical matters such as the integrity of our financial statements, the compensation of our executive officers, the selection and evaluation of directors and the development of corporate governance principles is entrusted to independent directors.

- *Annual Board and committee evaluations.* Our Lead Independent Director conducts an annual assessment of the Board, the Chair's Board leadership and committees of the Board to evaluate their effectiveness.

- *Independent evaluation of Chief Executive Officer performance.* Our Compensation Committee, which as previously noted is fully independent, is responsible for performing an annual evaluation of the Chief Executive Officer against his performance objectives.

- *Ongoing Board refreshment.* Our Nominating and Corporate Governance Committee regularly evaluates the Board's composition to ensure a diversity of perspectives and skill-sets to oversee management's execution of our strategy.

- *Ability to consult with external advisers.* Our Lead Independent Director has the authority to engage outside advisers and consultants as he deems appropriate to fulfill his responsibilities.

- *Established corporate governance guidelines.* We maintain strong corporate governance policies and practices. Information regarding our corporate governance initiatives, including our Board Guidelines and the charter for each Board committee, can be found on our website at http://www.gilead.com on the Investors page under "Corporate Governance."

We believe that the interests of our stockholders will be best served by maintaining our Board's flexibility in determining the board leadership structure that is best suited to the needs of Gilead at any particular time.

Our Board therefore recommends a vote AGAINST this proposal.

Proposal 5	▶ Stockholder Proposal Requesting that the Board Eliminate the Ownership Threshold for Stockholders to Request a Record Date to Take Action by Written Consent

John Chevedden has submitted a stockholder proposal for consideration at the Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278. We have been notified that Mr. Chevedden has continuously held 100 shares of our common stock since October 1, 2018.

If properly presented at the Annual Meeting, our Board unanimously recommends a vote "AGAINST" the following proposal. The resolution being submitted by Mr. Chevedden to the stockholders for approval is as follows:

Stockholder Proposal

Proposal 5 – Make Shareholder Written Consent a Meaningful Right

Shareholders request that our board of directors take the steps necessary to add these words to our bylaws and revise any other company governance text that is not in conformance with this text:

"Any stockholder of record, seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice delivered to the secretary of the corporation, request the board of directors to fix a record date."

This proposal includes taking the steps necessary to make each change in our governing documents that is needed for consistency with the above quoted text in order that one shareholder can request and receive a written consent record date from the Board. The above quoted words are from the bylaws of a $60 Billion company.

When Gilead Sciences adopted a shareholder right to act by written consent in May 2019 it baked in a hurdle to make written consent not a meaningful right. Our directors made it necessary for 20% of Gilead shares to request a record date. In other words shareholders need the backing of $20 Billion of Gilead shares to simply ask for a record date. And once the owners of $20 Billion of Gilead stock provide management with their contact information then management can pressure shareholders to immediately revoke their written consents.

Thus Gilead Sciences now has a version of written consent that comes with its own poison pill. The above $60 Billion company does not ask that 20% of shares request a record date.

It makes no sense to require 20% of shares ($20 Billion of Gilead shares) to just get started to act by written consent when 3% of our shares can put a proxy access candidate on our annual meeting ballot.

Now is a good time to improve the corporate governance of Gilead after our shares fell from $95 to $65 in the year leading up to the due date of this proposal.

Please vote yes:

Make Shareholder Written Consent a Meaningful Right — Proposal 5

Our Board unanimously recommends a vote "**AGAINST**" Proposal 5.

Our Board Recommends a Vote AGAINST this Proposal.

The Threshold Protects Stockholders and Aligns with Stockholder Feedback

Gilead provides stockholders with the right to take action between annual meetings by calling a special meeting or acting by written consent. In either case, a stockholder (or a group of stockholders) must own 20% of our outstanding common stock to initiate the process. This ownership threshold protects all of our stockholders from the potential for abuse, and the imposition of significant costs on Gilead, if the ownership threshold was set too low. In 2018, we engaged in substantial stockholder outreach on this question, and in 2019 our stockholders overwhelmingly approved a written consent right that includes this 20% ownership threshold. Accordingly, our Board believes that it is in the best interests of stockholders to retain the safeguard proved by the 20% threshold to initiate action by written consent.

Stockholder Engagement on Written Consent Ownership Threshold

In connection with our 2018 annual meeting, we received a stockholder proposal requesting that the Board take the necessary steps to allow stockholders to act by written consent. Of the votes cast, approximately 50.9% supported the proposal (representing approximately 37.1% of our outstanding shares). In 2018, the Board recommended voting against this stockholder proposal, as we already provided stockholders with the right to act between annual meetings through the power to call a special meeting. In addition, our Board had concerns regarding the potential abuse of a right to act by written consent, since such a right could lead to significant actions being approved without giving all stockholders adequate notice and the opportunity to express their views at an open stockholder meeting. Our Board remains concerned about the disruptive effect a consent solicitation could have on the Board's and stockholders' ability to thoroughly consider significant corporate actions and possible alternatives.

Consistent with our commitment to soliciting and considering feedback from stockholders, in fall 2018, as part of our ongoing engagement efforts, we solicited specific feedback from our stockholders related to the 2018 written consent proposal and how we could amend our Certificate of Incorporation to authorize stockholders to act by written consent in a way that protects and is in the best interest of all stockholders. We contacted stockholders representing 38% of our shares outstanding. Of those that we contacted, 19 stockholders, representing 29% of our outstanding shares met with us in person or by phone. We also met with the two largest proxy advisory firms.

Many of our large institutional stockholders with whom we engaged expressed the view that the right to act by written consent was unnecessary in light of our existing stockholder rights, including the right to call special meetings, for which some expressed a preference. Nevertheless, they encouraged us to be responsive to the majority-supported stockholder proposal by adopting a written consent right. Nearly all the stockholders expressed concerns that the written consent process could be subject to abuse absent adequate procedural safeguards, or were otherwise supportive of reasonable safeguards to prevent abuse while also making the right usable under the appropriate circumstances.

Among various procedural safeguards, the most commonly discussed safeguard during our stockholder engagement was the minimum percentage of our shares that a stockholder (or a group of stockholders) must own in order to initiate the written consent process. Stockholders were universally supportive of implementing such a threshold. Holders of approximately 90% of the shares reached through our engagement efforts supported a 20% threshold to match our existing 20% threshold for calling a special meeting. These stockholders expressed concerns about the possibility for abuse if the percentage was set too low, potentially covering agenda items relevant to particular constituencies as opposed to stockholders generally, with attendant significant cost, management distraction and diversion of management and financial resources. After careful consideration of the feedback we heard from our stockholders, our Board determined to set the threshold to request a record date for action by written consent at 20% of our outstanding shares of Common Stock to be responsive to feedback we heard from our stockholders and to match the current 20% threshold that is required for stockholders to call a special meeting.

Stockholders Supported the Ownership Threshold

Stockholders overwhelmingly approved the amendment to our Certificate of Incorporation regarding written consent, including the 20% threshold to initiate the written consent process. At the 2019 annual meeting, the amendment received the votes of approximately 98.6% of votes cast (representing approximately 73.0% of our outstanding shares).

We believe that the interests of our stockholders will be best served by maintaining the 20% ownership threshold to request the setting of a record date to initiate the written consent process.

Our Board therefore recommends a vote AGAINST this proposal.

Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock by: (i) each beneficial owner of more than 5% of our common stock known to us, as of December 31, 2019; and (ii) each director and nominee for director, each of the individuals named in the Summary Compensation Table on page 65 and all of our current executive officers and directors as a group, as of February 28, 2020 (unless otherwise noted).

Beneficial Owner	Beneficial Ownership[1]	
	Number of Shares	Percent of Total
Blackrock, Inc.	106,473,594[2]	8.45%
The Vanguard Group	103,771,848[3]	8.23%
Capital Research Global Investors	85,132,885[4]	6.75%
Gregg H. Alton	469,158[5]	*
Jacqueline K. Barton, Ph.D.	34,241[6]	*
John F. Cogan, Ph.D.	167,740[7]	*
Andrew D. Dickinson	161,932[8]	*
Laura J. Hamill	133,071[9]	*
Sandra J. Horning, M.D.	959[10]	*
Kelly A. Kramer	35,708[11]	*
Kevin E. Lofton	177,739[12]	*
Harish Manwani	20,249[13]	*
John G. McHutchison, M.D.	319,645[14]	*
Johanna Mercier	0	*
Daniel P. O'Day	57,820[15]	*
Merdad V. Parsey, M.D., Ph.D.	0	*
Brett A. Pletcher	248,664[16]	*
Robin L. Washington	442,223[17]	*
Richard J. Whitley, M.D.	118,578[18]	*
Gayle E. Wilson	417,942[19]	*
Per Wold-Olsen	168,732[20]	*
All current executive officers and directors as a group (14 persons)	1,610,304[21]	0.13%

*   Less than 1% of the outstanding shares of our common stock.

[1]   This table is based upon information supplied by our directors and officers and a Schedule 13G/A filed with the SEC by Blackrock, Inc. ("Blackrock"), a Schedule 13G/A filed with the SEC by The Vanguard Group ("Vanguard") and a Schedule 13G/A filed with the SEC by Capital Research Global Investors ("Capital Group"). Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Except with respect to the percentages listed for Blackrock, Vanguard and Capital Group, applicable percentages are based on 1,260,471,308 shares of common stock outstanding on February 28, 2020, adjusted as required by the rules promulgated by the SEC.

[2]   Based solely on information set forth in a Schedule 13G/A filed with the SEC on February 5, 2020 by Blackrock reporting sole voting power over 91,797,971 shares and sole dispositive power over 106,473,594 shares. The address of Blackrock is 55 East 52nd Street, New York, New York 10055.

[3]   Based solely on information set forth in a Schedule 13G/A filed with the SEC on February 12, 2020 by Vanguard reporting sole voting power over 1,894,772 shares, shared voting power over 365,917 shares, sole dispositive power over 101,623,014 shares and shared dispositive power over 2,148,834 shares. The address of Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[4]   Based solely on information set forth in a Schedule 13G/A filed with the SEC on February 14, 2020 by Capital Group reporting sole voting power over 85,131,268 shares and sole dispositive power over 85,132,885 shares. The address of Capital Group is 333 South Hope Street, Los Angeles, California 90071.

[5]   As of October 4, 2019, the date on which Mr. Alton separated as our Chief Patient Officer. Includes 428,601 shares subject to stock options exercisable within 60 days of October 4, 2019.

[6]   Includes 20,501 shares subject to stock options exercisable within 60 days of February 28, 2020.

[7]   Includes 112,880 shares subject to stock options exercisable within 60 days of February 28, 2020.

(8)   Includes 155,759 shares subject to stock options exercisable within 60 days of February 28, 2020.

(9)   As of July 1, 2019, the date on which Ms. Hamill separated as our Executive Vice President Worldwide Commercial Operations. Includes 87,680 shares subject to stock options exercisable within 60 days of July 1, 2019.

(10)   Includes 959 shares subject to stock options exercisable within 60 days of February 28, 2020.

(11)   Includes 34,369 shares subject to stock options exercisable within 60 days of February 28, 2020.

(12)   Includes 91,160 shares subject to stock options exercisable within 60 days of February 28, 2020.

(13)   Includes 18,382 shares subject to stock options exercisable within 60 days of February 28, 2020.

(14)   As of August 2, 2019, the date on which Dr. McHutchison separated as our Chief Scientific Officer and Head of Research and Development. Includes 295,334 shares subject to stock options exercisable within 60 days of August 2, 2019.

(15)   Includes 57,820 shares subject to stock options exercisable within 60 days of February 28, 2020.

(16)   Includes 236,150 shares subject to stock options exercisable within 60 days of February 28, 2020.

(17)   As of October 31, 2019, the date on which Ms. Washington separated as our Executive Vice President and Chief Financial Officer. Includes 324,900 shares subject to stock options exercisable within 60 days of October 31, 2019 and 117,323 shares held in trust.

(18)   Includes 91,160 shares subject to stock options exercisable within 60 days of February 28, 2020.

(19)   Includes 91,160 shares subject to stock options exercisable within 60 days of February 28, 2020, and 200,000 shares held in trust.

(20)   Includes 70,878 shares subject to stock options exercisable within 60 days of February 28, 2020.

(21)   Includes an aggregate of 981,178 shares subject to stock options exercisable by directors and current executive officers within 60 days of February 28, 2020.

Other Information

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice or other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A Notice will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If you hold your shares through a broker and would prefer to receive a separate Notice, please notify your broker. If you hold your shares directly and would prefer to receive a separate Notice, please submit a written request to Gilead Sciences, Inc., Attention: Investor Relations, 333 Lakeside Drive, Foster City, California 94404 or contact Broadridge Financial Solutions, Inc. at (866) 540-7095. Stockholders who currently receive multiple copies of the Notice at their address and would like to request "householding" of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice to a stockholder at a shared address to which a single copy of the documents was delivered.

By Order of the Board of Directors,

Brett A. Pletcher

BRETT A. PLETCHER
Corporate Secretary

March 24, 2020

A copy of our Annual Report on Form 10-K for the year ended December 31, 2019 is available without charge upon written request to Investor Relations, Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404 or by accessing a copy through Gilead's website at http://www.gilead.com on the Investors page under "SEC Filings."

Questions and Answers

1. Why did I receive a notice regarding the availability of proxy materials on the Internet?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials primarily over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record. This approach conserves natural resources and reduces our costs of printing and distributing our proxy materials, while providing stockholders with a convenient way to access our proxy materials. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials, including a proxy card. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

2. How may I obtain a copy of Gilead's Annual Report on Form 10-K and other financial information?

A copy of our 2019 Annual Report, which includes our Form 10-K for the year ended December 31, 2019, is available at http://www.gilead.com/proxy or may be requested from our Investor Relations department as described elsewhere in this Proxy Statement. Our 2019 Annual Report is not incorporated into this Proxy Statement and should not be considered proxy solicitation material.

3. Who is entitled to vote at the Annual Meeting?

Only holders of our common stock at the close of business on March 13, 2020 are entitled to receive the Notice of Annual Meeting and to vote their shares at the Annual Meeting. As of that date, there were 1,259,015,170 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter to be voted upon at the Annual Meeting.

4. What do I need to do to attend the Annual Meeting in person?

Only holders of our common stock at the close of business on March 13, 2020 or holders of a valid legal proxy for the Annual Meeting are entitled to attend the Annual Meeting. Each individual must present valid government-issued photo identification, such as a driver's license or passport, for admission. If you are not a stockholder of record but hold shares in the name of a broker, bank or other holder of record, you must provide proof of beneficial ownership as of March 13, 2020, such as a brokerage or bank account statement, a copy of the voting instruction form provided by your broker, bank, trustee or nominee, or other similar evidence of ownership.

> We are actively monitoring the public health and travel safety concerns relating to the coronavirus (COVID-19) and the advisories or mandates that federal, state and local governments, and related agencies, may issue. In the event it is not possible or advisable to hold the Annual Meeting as currently planned, we will publicly announce any additional or alternative arrangements for the meeting on our Investors page at *http://investors.gilead.com/annual-meeting*, which may include a change in venue or holding the meeting solely by means of remote communication. If we decide to hold the Annual Meeting solely by means of remote communication, the meeting will occur at the date and time specified on our "Notice of Annual Meeting of Stockholders" on page 3, via live audio webcast, and you or your proxyholder will be able to participate, vote and examine our stockholder list by visiting *east.virtualshareholdermeeting.com/GILD2020* and using your 16-digit control number. If you are planning to attend the Annual Meeting, please check our Investors page the week of the meeting. As always, we encourage you to vote your shares prior to the Annual Meeting.

5. What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

- to elect the eight director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified;
- to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020;
- to approve, on an advisory basis, the compensation of our Named Executive Officers as presented in this Proxy Statement;
- to vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board adopt a policy that the Chairperson of the Board of Directors be an independent director; and
- to vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board eliminate the ownership threshold for stockholders to request a record date to take action by written consent.

We also will consider any other business that properly comes before the Annual Meeting. See question 11, "Could other matters be decided at the Annual Meeting?" below.

6. How does the Board recommend that I vote?

Our Board recommends that you vote your shares:

- "FOR" each of the eight director nominees named in this Proxy Statement;
- "FOR" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020;
- "FOR" the approval, on an advisory basis, of the compensation of our Named Executive Officers as presented in this Proxy Statement;
- "AGAINST" the stockholder proposal requesting that the Board adopt a policy that the Chairperson of the Board of Directors be an independent director; and
- "AGAINST" the stockholder proposal requesting that the Board eliminate the ownership threshold for stockholders to request a record date to take action by written consent.

7. What are the voting requirements to elect the directors and to approve each of the proposals discussed in this Proxy Statement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if a majority of the outstanding shares is represented by votes present at the meeting in person or by proxy. Shares represented by proxies marked "abstain" and "broker non-votes" are counted in determining whether a quorum is present.

Proposal	Vote Required
Proposal 1 – Election of the eight director nominees named in this Proxy Statement to serve for the next year and until their successors are elected and qualified.	Majority of votes cast (number of shares voted "for" a director must exceed the number of shares voted "against" that director).
Proposal 2 – Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 3 – Approval, on an advisory basis, of the compensation of our Named Executive Officers as presented in this Proxy Statement.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 4 – Vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board adopt a policy that the Chairperson of the Board of Directors be an independent director.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.
Proposal 5 – Vote on a stockholder proposal, if properly presented at the meeting, requesting that the Board eliminate the ownership threshold for stockholders to request a record date to take action by written consent.	Majority of the shares entitled to vote on the proposal and present in person or represented by proxy.

If your shares are held by a broker and you do not indicate how you wish to vote, your broker is permitted to exercise its discretion to vote your shares only on certain "routine" matters. Proposal 2 is a "routine" matter. As a result, your broker is permitted to exercise discretionary voting authority to vote your shares for this proposal. Your broker may not exercise discretionary voting authority and may not vote your shares with respect to the other proposals unless you provide your broker with voting instructions. This is known as a "broker non-vote."

With respect to Proposal 1, abstentions will have no effect on the outcome of the vote. With respect to Proposals 2, 3, 4 and 5, abstentions will have the same effect as an "against" vote. "Broker non-votes" will have no effect on the outcome of the vote for Proposals 1-5.

8. How do I Vote?

You may vote in person by attending the meeting or by completing and returning a proxy by mail, by telephone or electronically using the Internet. If your shares are registered directly in your name with Gilead's transfer agent, Computershare, you are considered a "stockholder of record." If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name." Most beneficial owners whose stock is held in the name of a bank, broker or other nominee receive instructions for how to vote their shares from their banks, brokers or other nominees, rather than our proxy card. You can vote your shares held through a bank, broker or other nominee by following the voting instructions sent to you by that institution.

By mail

To vote your proxy by mail, be sure to complete, sign and date the proxy card (if you request one) or voting instruction card that may be delivered to you and return it in the envelope provided. We will vote your shares as directed. However, if you return your signed proxy card but do not indicate your voting preferences, the persons named on the proxy card will vote the shares represented by that proxy as recommended by our Board.

By Internet or telephone

Stockholders may vote their shares using the Internet or telephone. The law of the State of Delaware, under which we are incorporated, specifically permits electronically transmitted proxies so long as each such proxy contains or is submitted with information from which the inspector of election can determine that such proxy was authorized by the stockholder. The Internet and telephone voting procedures below are designed to authenticate stockholders' identities, to allow stockholders to vote their shares and to confirm that stockholders' instructions have been recorded properly. Stockholders voting shares via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

Stockholders of record may go to http://www.proxyvote.com to vote their shares. You will be required to provide the control number printed on your Notice. The votes represented by such proxy will be generated on the computer screen and the voter will be prompted to submit or revise them as desired. Stockholders of record who requested paper copies of the proxy materials and are using a touch-tone telephone may vote their shares by calling (800) 690-6903 and following the recorded instructions.

A number of brokers and banks are participating in a program that offers the ability to vote shares over the telephone and Internet. Street name holders may vote on the Internet by accessing http://www.proxyvote.com. You will be required to provide the control number printed on your Notice. Street name holders who requested paper copies of the proxy materials and are using a touch-tone telephone may vote their shares by calling (800) 454-8683 and following the recorded instructions.

Internet and telephone voting for stockholders of record and street name holders will be available 24 hours a day, and will close at 11:59 p.m., Eastern Daylight Time, on May 5, 2020. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

In person at the Annual Meeting*

Stockholders may vote in person at the Annual Meeting. Whether or not a stockholder plans to attend the meeting, the stockholder should vote by mail, Internet or telephone to ensure his or her vote is counted. A stockholder may still attend the meeting and vote in person if he or she has already voted by one of these methods. To vote in person, a stockholder may come to the Annual Meeting and we will provide the stockholder with a ballot when he or she arrives. The ballot submitted at the meeting would supersede any prior vote.

If you are a beneficial owner of shares, you must also obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of election with your ballot to be able to vote at the Annual Meeting.

*   Please also see the notice relating to coronavirus (COVID-19) under question 4, "What do I need to do to attend the Annual Meeting in person?" on page 85.

Your vote is important. You can save us the expense of a second mailing of proxy materials by voting promptly.

9. What can I do if I change my mind after I vote my shares?

Any stockholder giving a proxy pursuant to this solicitation has the power to revoke it at any time before the shares are voted.

If you are a stockholder of record, you can revoke your proxy before it is exercised by:

- submitting a written notice to our Corporate Secretary at our principal executive offices, 333 Lakeside Drive, Foster City, California 94404;
- submitting a valid, later-dated proxy or a later-dated vote by telephone or on the Internet; or
- voting by ballot at the Annual Meeting.

If you are a beneficial owner of shares, you may revoke your proxy or submit new voting instructions by contacting your bank, broker or other holder of record.

You may also vote in person at the Annual Meeting as described in the answer to the preceding question. Attendance at the meeting will not, by itself, revoke a proxy. All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting.

10. What is the deadline for voting my shares by proxy, via the Internet or by telephone?

Votes by proxy must be received before the polls close at the Annual Meeting. Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Daylight Time, on May 5, 2020.

11. Could other matters be decided at the Annual Meeting?

On the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you execute and deliver a proxy, then Daniel P. O'Day and Brett A. Pletcher, the persons named on your proxy card, will have the discretion to vote on those matters for you.

12. Is my vote confidential?

Yes. Proxy cards, ballots and voting tabulations that identify stockholders by name are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Veaco Group, the independent proxy tabulator that we have engaged, will count the votes and act as the inspector of election for the meeting.

13. Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and publish final results in a Current Report on Form 8-K within four business days after the Annual Meeting.

14. Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies, including preparation, assembly, printing and mailing of the Notice and this Proxy Statement and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of our common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their out-of-pocket expenses for forwarding solicitation materials to such beneficial owners. We have hired Innisfree M&A Incorporated to act as our proxy solicitor in conjunction with the Annual Meeting. We will pay Innisfree M&A Incorporated a fee of $25,000, plus reasonable out-of-pocket expenses, for these services. Our solicitation of proxies by mail may be supplemented by telephone, facsimile, electronic mail or personal solicitation by directors, officers or other of our employees. No additional compensation will be paid to directors, officers or other employees for such solicitation services performed by them.

15. When are the stockholder proposals or nominations for Gilead's 2021 annual meeting of stockholders due?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our Proxy Statement for the 2021 annual meeting of stockholders pursuant to SEC Rule 14a-8, the Corporate Secretary must receive the written proposal at our principal executive offices no later than November 24, 2020. Such proposals also must comply with SEC regulations under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), regarding the inclusion of stockholder proposals in company proxy materials. Proposals should be addressed to:

Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404

A stockholder (or a group of up to 20 stockholders) who has owned at least three percent of our shares continuously for at least three years and has complied with the other requirements in our bylaws may nominate and include in our proxy materials director nominees constituting up to 20% of our Board or two persons, whichever is greater. Written notice of a proxy access nomination for inclusion in our Proxy Statement for the 2021 annual meeting of stockholders must be received by the Corporate Secretary at the address above:

• not earlier than the open of business on October 25, 2020; and

• not later than the close of business on November 24, 2020.

Stockholders wishing to submit proposals that are not to be included in our Proxy Statement pursuant to Rule 14a-8 or to nominate director candidates who are not included in our Proxy Statement pursuant to the "proxy access" provisions in our bylaws must give timely written notice of such proposals or nominations to the Corporate Secretary at the address above in accordance with our bylaws. To be "timely" under our bylaws, written notice must be received by the Corporate Secretary:

• not earlier than the open of business on January 6, 2021; and

• not later than the close of business on February 5, 2021.

The chairperson of our annual meeting has the sole authority to determine whether any nomination or other business has been properly brought before the meeting in accordance with our bylaws and to declare that any such nomination or other business not properly brought before our annual meeting shall not be transacted, and we may exercise discretionary voting authority to vote any shares for which we receive proxies as we determine appropriate.

16. Where can I get information related to future stockholder meetings of Gilead?

To request a copy of the Proxy Statement, annual report and form of proxy related to our future stockholder meetings where you are a stockholder on the relevant record date, you may log on to http://www.proxyvote.com or contact Investor Relations at:

Gilead Sciences, Inc.
Attention: Investor Relations
333 Lakeside Drive
Foster City, California 94404
(650) 574-3000
Email: investor_relations@gilead.com

17. I want to attend the Annual Meeting and vote in person. From whom can I obtain directions to the Annual Meeting?

You may contact Investor Relations at (650) 574-3000 or investor_relations@gilead.com to obtain directions to the Annual Meeting.

18. If I have additional questions, whom can I contact?

If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

GILEAD
Creating Possible

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GILEAD
Creating Possible